Exhibit 10.1
EXECUTION VERSION

AGREEMENT AND PLAN OF MERGER

AMONG

TV BIDCO B.V.,

TV BERMUDA LTD.

AND
CENTRAL EUROPEAN MEDIA ENTERPRISES LTD.

DATED AS OF

OCTOBER 27, 2019

INDEX OF DEFINED TERMS

Acceptable Confidentiality Agreement	98
Agreement	1
Anti-Corruption Laws	34
Appraisal Withdrawal	11
Appraised Fair Value	11
Benefit Plans	24
Bermuda Companies Act	3
Book-Entry Shares	8
Burdensome Condition	64
business day	98
Capital Stock	98
Capitalization Date	16
Certificate of Merger	4
Certificates	8
Change of Recommendation	55
Class A Common Stock	16
Class B Common Stock	16
Closing	4
Closing Date	4
Common Share	6
Common Share Consideration	6
Common Stock	16
Communications Law	98
Company	1
Company Benefit Plans	72
Company Board of Directors	1
Company Board Recommendation	1
Company Disclosure Letter	14
Company Equity Awards	12
Company Equity Plan	98
Company Financial Advisor	37
Company Governing Documents	98
Company Indebtedness	76
Company Material Adverse Effect	98
Company Material Contract	28
Company Options	12
Company Permits	34
Company Related Parties	89
Company RSUs	12
Company SEC Documents	21

Company Subsidiary	15
Company Systems	98
Company Termination Fee	98
Company Transaction Related Matters	89
Competing Proposal	98
Competition Law	98
Compliant	98
Confidentiality Agreement	98
Continuing Employees	72
Contracts	98
Covered Persons	69
Curaçao Restructuring	62
D&O Insurance	69
Debt Financing	42
Debt Financing Documents	1
Debt Financing Sources	98
Debt Payoff	79
Dissenting Shares	98
Effect	98
Effective Time	4
Enforceability Exceptions	19
Environmental Law	98
Environmental Permit	98
Equity Commitment Letter	1
Equity Financing	42
Equity Interests	16
Equity Investors	42
Exceptions	48
Exchange Act	21
Exchange Fund	8
Ex-Im Laws	34
Expenses	98
Financial Statements	21
Financing	42
Financing Documents	1
GAAP	21
Government Official	98
Governmental Entity	20
Guarantee	42
Guarantor	42

v

Hazardous Substances	98
Indebtedness	98
Indemnification Agreements	69
Intellectual Property Rights	98
Intervening Event	98
knowledge	98
Law	98
Legal Proceeding	24
Lender Related Party	89
Liabilities	98
Licensed Company Intellectual Property	98
Lien	98
Marketing Period	98
Merger	1
Merger Application	4
Merger Consideration	6
Merger Sub	1
Merger Sub Common Stock	6
Nasdaq	20
New York Courts	111
Notice Period	55
OFAC	34
Option Consideration	12
Outside Date	98
Owned Company Intellectual Property	98
Parent	1
Parent Disclosure Letter	40
Parent Related Parties	89
Parent Termination Fee	98
Parent Transaction Related Matters	89
Paying Agent	8
Permitted Liens	31
Person	98
Pre-Closing Period	48
Preferred Share	6
Preferred Stock	16
Proxy Statement	37
Registrar	4
Representatives	98
Required Communications Approvals	20
Required Competition Approvals	20
Required Information	79
Requisite Shareholder Approval	98
Sanctioned Country	34
Sanctioned Person	34
Sanctions Laws	34

Sarbanes-Oxley Act	21
SEC	14
Securities Act	21
Series A Preferred Share Consideration	6
Series A Preferred Stock	16
Series B Preferred Share Consideration	6
Series B Preferred Stock	16
Shareholder Guarantees	98
Shareholders	1
Shareholders Meeting	62
Shares	6
Significant Subsidiary	98
Software	98
Solvent	46
Special Committee	1
Statutory Merger Agreement	98
Subsidiaries	98
Subsidiary	98
Superior Proposal	98
Surviving Company	3
Systems	98
Takeover Law	38
Tax Return	98
Taxes	98
Termination Fee	98
Trade Control Laws	34
Transaction Litigation	98
Transactions	1
Voting Agreement	1
Willful Breach	98

AGREEMENT AND PLAN OF MERGER
This AGREEMENT AND PLAN OF MERGER (this “Agreement”), dated as of October 27, 2019, is by and among TV Bidco B.V., a Netherlands private limited liability company (“Parent”), TV Bermuda Ltd., a Bermuda exempted company limited by shares and a wholly-owned subsidiary of Parent (“Merger Sub”), and Central European Media Enterprises Ltd., a Bermuda exempted company limited by shares (the “Company”).
RECITALS
WHEREAS, the board of directors of the Company (the “Company Board of Directors”) has established a special committee (the “Special Committee”), consisting solely of independent and disinterested directors, to, among other things, consider and negotiate the business combination transaction provided for herein in which Merger Sub will merge with and into the Company, with the Company as the surviving company of such merger (the “Merger”);
WHEREAS, the Special Committee has unanimously determined that (a) the Common Share Consideration for each Common Share constitutes fair value in accordance with the Bermuda Companies Act and (b) this Agreement, the Statutory Merger Agreement and the transactions contemplated hereby and thereby (the “Transactions”), including the Merger, on the terms and subject to the conditions set forth in this Agreement and in the Statutory Merger Agreement, are advisable to, and in the best interests of, the Company and its shareholders, and has recommended the approval of the Merger, the execution of this Agreement and the Statutory Merger Agreement and the consummation of the Transactions by the Company Board of Directors;
WHEREAS, acting upon the recommendation of the Special Committee, the Company Board of Directors has unanimously adopted resolutions (a) determining that the Common Share Consideration for each Common Share constitutes fair value in accordance with the Bermuda Companies Act, (b) determining that this Agreement, the Statutory Merger Agreement and the Transactions, including the Merger, on the terms and subject to the conditions set forth in this Agreement and the Statutory Merger Agreement, are advisable to, and in the best interests of, the Company and its shareholders, (c) approving the Merger, the execution of this Agreement and the Statutory Merger Agreement and the consummation of the Transactions, (d) recommending the approval of the Merger, this Agreement and the Statutory Merger Agreement by the Company’s shareholders (the “Company Board Recommendation”) and (e) resolving that this Agreement and the Statutory Merger Agreement be submitted to the shareholders of the Company at the Shareholders Meeting for their adoption and approval;

WHEREAS, the boards of directors of each of Parent and Merger Sub have unanimously approved the Merger, the execution of this Agreement and the Statutory Merger Agreement and the consummation of the Transactions, and the board of directors of Merger Sub has unanimously determined that this Agreement, the Statutory Merger Agreement and the Transactions, including the Merger, are in the best interests of Merger Sub and its sole shareholder;
WHEREAS, concurrently with the execution and delivery of this Agreement, and as a condition and inducement to the willingness of Parent and Merger Sub to enter into this Agreement, Parent and certain shareholders of the Company named therein (the “Shareholders”) are entering into a Voting Agreement (the “Voting Agreement”) pursuant to which, among other things, the Shareholders have agreed, subject to the terms and conditions set forth in the Voting Agreement, to vote or cause to be voted any Shares beneficially owned by the Shareholders in favor of approval of the Merger, this Agreement and the Statutory Merger Agreement;
WHEREAS, concurrently with or prior to the execution and delivery of this Agreement, and as a condition and inducement to the willingness of the Company to enter into this Agreement, (a) PPF Group N.V. and Parent have entered into an equity commitment letter, dated as of the date hereof (the “Equity Commitment Letter”), (b) Parent, BNP Paribas Fortis SA/NV and Societe Generale (as global co-ordinators) and certain other banks and financial institutions have entered into a term and revolving facilities agreement, dated October 25, 2019 (together with all schedules and ancillary documents thereto, collectively, the “Debt Financing Documents” and, together with the Equity Commitment Letter, the “Financing Documents”) and (c) Parent has delivered to the Company the Guarantee referred to herein; and
WHEREAS, Parent, Merger Sub and the Company desire to make certain representations, warranties, covenants and agreements in connection with the Merger and also provide for various conditions governing the Merger and the Transactions.
NOW, THEREFORE, in consideration of the mutual covenants and premises contained in this Agreement and for other good and valuable consideration, the receipt and adequacy of which are hereby acknowledged, the parties to this Agreement agree as follows:

AGREEMENT
ARTICLE I
THE MERGER

Section 1.1    The Merger.
(a)    Subject to the terms and conditions of this Agreement and the Statutory Merger Agreement, and in accordance with Section 104H of the Companies Act 1981 of Bermuda, as amended (the “Bermuda Companies Act”), at the Effective Time, Merger Sub and the Company shall merge and their undertaking, property and liabilities shall vest in the Company as the surviving company of the Merger (such surviving company, the “Surviving Company”). From and after the Effective Time, the Merger shall have the effects set forth herein and in Section 109(2) of the Bermuda Companies Act.
(b)    At the Effective Time, the memorandum of association and bye-laws of the Surviving Company shall be in the form of the memorandum of association and bye-laws of Merger Sub as in effect immediately prior to the Effective Time (except that references therein to the name of Merger Sub shall be replaced by references to the name of the Surviving Company) until thereafter changed or amended as provided therein or pursuant to applicable Law (in each case, subject to Section 6.4).

Section 1.2    Closing. The closing of the Merger (the “Closing”) will take place at 10:00 a.m., Bermuda time, at the offices of Conyers Dill & Pearman Limited, Clarendon House, 2 Church Street, Hamilton HM 11, Bermuda, no later than the third business day after the satisfaction or waiver of the conditions set forth in Article VII (other than any such conditions that by their nature are to be satisfied by action taken at the Closing, but subject to the satisfaction or waiver of such conditions at the Closing), unless another date, time or place is agreed by the Company and Parent. The date on which the Closing occurs is referred to as the “Closing Date.” Notwithstanding the foregoing, if the Marketing Period has not ended at the time of the satisfaction or waiver of the conditions set forth in Article VII (other than any such conditions that by their nature are to be satisfied by action taken at the Closing, but subject to the satisfaction or waiver of such conditions at the Closing), then the Closing shall occur instead on the date that is the earlier to occur of (a) any business day during the Marketing Period as may be specified by Parent on no less than two business days’ prior written notice to the Company and (b) the business day immediately following the final day of the Marketing Period, in each case subject to the satisfaction or waiver of the conditions set forth in Article VII (other than any such conditions that by their nature are to be satisfied by action taken at the Closing, but subject to the satisfaction or waiver of such conditions at the Closing).
Section 1.3    Effective Time    . Subject to the terms and conditions of this Agreement and the Statutory Merger Agreement, Parent, Merger Sub and the Company will (a) on the Closing Date, execute and deliver the Statutory Merger Agreement, (b) on or prior to the Closing Date, cause an application for registration of the Merger and the Surviving Company (the “Merger Application”) to be executed and delivered to the Registrar of Companies in Bermuda (the “Registrar”) as provided under Section 108 of the Bermuda Companies Act and to be accompanied by the documents required by Section 108(2) of the Bermuda Companies Act and (c) cause to be included in the Merger Application a request that the Registrar issue the certificate of merger with respect to the Merger (the “Certificate of Merger”) on the Closing Date at the time of day mutually agreed upon by the Company and Parent and set forth in the Merger Application. The Merger shall become effective upon the issuance of the Certificate of Merger by the Registrar or, if later, at the time and date shown on the Certificate of Merger (such time and date, the “Effective Time”). Parent, Merger Sub and the Company agree that they will request in the Merger Application that the Registrar provide in the Certificate of Merger that the effective date of the Merger shall be the Closing Date and the effective time of the Merger shall be such time as is mutually agreed upon by the Company and Parent.

Section 1.4    Directors and Officers of the Surviving Company. The Persons listed in the Statutory Merger Agreement to be the directors of the Surviving Company shall, from and after the Effective Time, be the directors of the Surviving Company, and the officers of the Company immediately prior to the Effective Time shall, from and after the Effective Time, continue as the officers of the Surviving Company, in each case, to hold office in accordance with the memorandum of association and bye-laws of the Surviving Company until their respective successors shall have been duly elected, designated or qualified, or until their earlier death, resignation or removal.
Section 1.5    Subsequent Actions. If at any time after the Effective Time, the Surviving Company shall determine, in its sole discretion, or shall be advised, that any deeds, bills of sale, instruments of conveyance, assignments, assurances or any other actions or things are necessary or desirable to vest, perfect or confirm of record or otherwise in the Surviving Company its right, title or interest in, to or under any of the rights, properties or assets of either of the Company or Merger Sub acquired or to be acquired by the Surviving Company as a result of, or in connection with, the Merger or otherwise to carry out this Agreement, then the officers and directors of the Surviving Company shall be authorized to execute and deliver, in the name and on behalf of either the Company or Merger Sub, all such deeds, bills of sale, instruments of conveyance, assignments and assurances and to take and do, in the name and on behalf of each of such companies or otherwise, all such other actions and things as may be necessary or desirable to vest, perfect or confirm any and all right, title or interest in, to and under such rights, properties or assets in the Surviving Company or otherwise to carry out this Agreement.

ARTICLE II

CONVERSION OF SECURITIES
Section 2.1    Conversion of Capital Stock. At the Effective Time, by virtue of the Merger and without any action on the part of Parent, Merger Sub, the Company, the holders of any securities of the Company or any other Person:
(a)    Conversion of Company Common Stock. Subject to Section 2.1(c) and Section 2.3, each share of the Company’s Class A Common Stock and Class B Common Stock (each such share, a “Common Share”), issued and outstanding immediately prior to the Effective Time shall be canceled and cease to exist automatically and shall be converted into the right to receive, with respect to each Common Share, an amount equal to $4.58 in cash, without interest (the “Common Share Consideration”).
(b)    Conversion of Company Preferred Stock. Subject to Section 2.1(c) and Section 2.3, each share of the Company’s Series A Preferred Stock and Series B Preferred Stock, (each such share, a “Preferred Share”), issued and outstanding immediately prior to the Effective Time shall be canceled and cease to exist automatically and shall be converted into the right to receive (i) with respect to each share of the Company’s Series A Preferred Stock, an amount equal to $32,900,000.00 in cash, without interest (the “Series A Preferred Share Consideration”) and (ii) with respect to each share of the Company’s Series B Preferred Stock, an amount equal to $1,630.875 in cash, without interest (the “Series B Preferred Share Consideration” and, together with the Common Share Consideration and the Series A Preferred Share Consideration, the “Merger Consideration”) (it being understood and agreed that, notwithstanding anything in this Agreement, the Voting Agreement or any terms of the Preferred Shares to the contrary, (i) any conversion of Preferred Shares on or after the date of this Agreement shall be deemed to be null and void, (ii) any Common Shares issued as a result of any conversion of any Preferred Shares shall be canceled and cease to exist automatically and no consideration shall be payable in exchange therefor and (iii) any such Preferred Shares that were the subject of any such conversion shall be canceled and cease to exist automatically and converted into the right to receive only the Series A Preferred Share Consideration or the Series B Preferred Share Consideration, as applicable, as if such conversion had not occurred).
(c)    Cancelation of Treasury Stock and Parent-Owned Capital Stock. All Common Shares and Preferred Shares (collectively, the “Shares”) owned by the Company (including any Shares held by the Company as treasury shares), Parent, Merger Sub or any direct or indirect wholly-owned Subsidiary of the Company, Parent or Merger Sub, and in each case not held on behalf of third parties, shall be canceled and shall cease to exist automatically, and no consideration shall be delivered in exchange therefor.

(d)    Merger Sub Common Stock. Each issued and outstanding ordinary share, par value $1.00 per share, of Merger Sub (the “Merger Sub Common Stock”) shall be converted into and become one validly issued, fully paid and non-assessable ordinary share of the Surviving Company and shall constitute the only outstanding shares in the share capital of the Surviving Company. From and after the Effective Time, all certificates representing Merger Sub Common Stock shall be deemed for all purposes to represent the number of ordinary shares of the Surviving Company into which they were converted in accordance with the immediately preceding sentence.
(e)    Adjustment to Merger Consideration. The Merger Consideration shall be adjusted appropriately to reflect the effect of any stock split (share subdivision), reverse stock split (consolidation), stock dividend (including any dividend or distribution of securities convertible into Capital Stock), cash dividend, reorganization, recapitalization, reclassification, combination, exchange of shares or other like change with respect to Capital Stock occurring on or after the date hereof and prior to the Effective Time; provided, that nothing in this Section 2.1(e) shall be construed to permit the Company to take any action that is expressly prohibited by the terms of this Agreement.
(f)    Effect on Shares. From and after the Effective Time, all Shares shall no longer be outstanding and shall automatically be canceled and shall cease to exist, and each holder of a Share shall cease to have any rights with respect thereto, except the right to receive the applicable Merger Consideration therefor in accordance with this Section 2.1 upon the surrender of such Share in accordance with Section 2.2, without interest thereon.

Section 2.2    Payment for Securities; Surrender of Certificates.
(a)    Paying Agent. Prior to the Closing, Parent or Merger Sub shall designate a reputable international bank or trust company, which shall be reasonably acceptable to the Company, to act as the payment agent in connection with the Merger (the “Paying Agent”). On the Closing Date, Parent or Merger Sub shall deposit, or cause to be deposited, with the Paying Agent an amount in cash sufficient to pay the aggregate Merger Consideration with respect to Shares entitled to receive the applicable Merger Consideration pursuant to Section 2.1 (the “Exchange Fund”). In the event the Exchange Fund shall be insufficient to make the payments contemplated by Section 2.1, Parent shall, or shall cause Merger Sub to, as promptly as reasonably practicable deposit additional funds with the Paying Agent in an amount which is equal to the deficiency in the amount required to make such payment. The Exchange Fund shall not be used for any purpose that is not expressly provided for in this Agreement. The Exchange Fund shall be invested by the Paying Agent as reasonably directed by Parent; provided, however, that any investment of such cash shall in all events be limited to direct short-term obligations of, or short-term obligations fully guaranteed as to principal and interest by, the U.S. government, in commercial paper rated A-1 or P-1 or better by Moody’s Investors Service, Inc. or Standard & Poor’s Corporation, respectively, or in certificates of deposit, bank repurchase agreements or banker’s acceptances of commercial banks with capital exceeding $1 billion (based on the most recent financial statements of such bank that are then publicly available), and that no such investment or loss thereon shall affect the amounts payable to holders of Certificates or Book‑Entry Shares pursuant to this Article II. Any interest and other income resulting from such investments shall be paid to the Surviving Company on the earlier of one year after the Effective Time or full payment of the Exchange Fund.
(b)    Exchange Procedures. As promptly as practicable after the Effective Time (but in no event later than three business days after the Effective Time), Parent shall, and shall cause the Surviving Company to, cause the Paying Agent to mail or otherwise provide (i) to each holder of record of a certificate or certificates which immediately prior to the Effective Time represented outstanding Shares (the “Certificates”) whose Shares were converted pursuant to Section 2.1 into the right to receive the Merger Consideration (x) a letter of transmittal, which shall specify that delivery shall be effected, and risk of loss and title to the Certificates shall pass, only upon delivery of the Certificates (or affidavits of loss in lieu thereof) to the Paying Agent and shall be in such form and have such other provisions as Parent may reasonably specify and (y) instructions for effecting the surrender of the Certificates (or affidavits of loss in lieu of Certificates) in exchange for payment of the applicable Merger Consideration and (ii) to each holder of non-certificated Shares represented by book-entry (“Book-Entry Shares”) whose Shares were converted pursuant to Section 2.1 into the right to receive the Merger Consideration, a notice of the effectiveness of the Merger. Upon surrender of a Certificate (or an affidavit of loss in lieu of Certificates) for cancelation to the Paying Agent or to such other agent or agents reasonably acceptable to the Company as may be appointed by Parent or the Surviving Company, together with such letter of transmittal duly completed and validly executed in accordance with the instructions thereto, and such other documents as may be required pursuant to such instructions, and without any action by any holder of record of any Book-Entry Share, the holder of such Certificate or Book-Entry Share shall be entitled to receive in exchange therefor the applicable Merger Consideration for each Share formerly represented by such Certificate or Book-Entry Share, to be mailed or otherwise provided as promptly as practicable following the later to occur of (A) the Effective Time and (B) with respect to the holders of Certificates, the Paying Agent’s receipt of such Certificate (or affidavit of loss in lieu of such Certificate), and such Certificate (or affidavit of loss in lieu of such Certificate) or Book-Entry Share shall be forthwith canceled. The Paying Agent shall accept such Certificates (or affidavits of loss in lieu of Certificates) upon compliance with such reasonable terms and conditions as the Paying Agent may impose to effect an orderly exchange thereof in accordance with normal exchange practices. If payment of the Merger Consideration is to be made to a Person other than the Person in whose name a surrendered Certificate is registered, it shall be a condition precedent of payment that (1) the Certificate so surrendered shall be properly endorsed or shall be otherwise in proper form for transfer and (2) the Person requesting such payment shall have paid any transfer and other similar Taxes required by reason of the payment of the Merger Consideration to a Person other than the registered holder of the Certificate surrendered or shall have established to the satisfaction of the Surviving Company that such Tax either has been paid or is not required to be paid. Payment of the Merger Consideration with respect to Book-Entry Shares shall only be made to the Person in whose name such Book-Entry Shares are registered. Until satisfaction of the applicable procedures contemplated by this Section 2.2, each Certificate and Book-Entry Share shall be deemed at any time after the Effective Time to represent only the right to receive the applicable Merger Consideration in cash as contemplated by this Article II, without interest thereon.
(c)    Share Registers; No Further Ownership Rights in Shares. From and after the Effective Time, the share registers of the Company shall be closed and thereafter there shall be no further registration of transfers of Shares on the records of the Company. From and after the Effective Time, the holders of Certificates or Book-Entry Shares outstanding immediately prior to the Effective Time shall cease to have any rights with respect to such Shares except as otherwise provided for herein or by applicable Law. If, after the Effective Time, Certificates or Book-Entry Shares are presented to the Surviving Company for any reason, they shall be canceled and, subject to compliance with the procedures in Section 2.2(b), exchanged as provided in this Agreement, without any interest thereon.

(d)    Termination of Exchange Fund; No Liability. At any time beginning on the date that is 12 months after the Effective Time, the Surviving Company shall be entitled to require the Paying Agent to deliver to it any funds (including any interest received with respect thereto) remaining in the Exchange Fund that have not been disbursed, or for which disbursement is pending subject only to the Paying Agent’s routine administrative procedures, to holders of Certificates or Book-Entry Shares, and thereafter such holders shall be entitled to look only to the Surviving Company (subject to abandoned property, escheat or other similar Laws) as general creditors thereof with respect to the applicable Merger Consideration payable upon due surrender of their Certificates or Book-Entry Shares and compliance with the procedures in Section 2.2(b), without any interest thereon. Notwithstanding the foregoing, none of the Surviving Company, Parent, the Paying Agent or any other Person shall be liable to any holder of a Certificate or Book-Entry Share for any Merger Consideration delivered to a public official pursuant to any applicable abandoned property, escheat or similar Law. Any Merger Consideration remaining unclaimed by such holders at such time at which such amounts would otherwise escheat to or become property of any Governmental Entity shall, to the fullest extent permitted by applicable Law, become the property of the Surviving Company, free and clear of any claims or interest of any Person previously entitled thereto.
(e)    Lost, Stolen or Destroyed Certificates. In the event that any Certificates shall have been lost, stolen or destroyed, the Paying Agent shall issue in exchange for such lost, stolen or destroyed Certificates, upon (i) the making of an affidavit of that fact by the holder thereof and (ii) compliance with the other procedures set forth in this Article II, the applicable Merger Consideration payable in respect thereof pursuant to Section 2.1; provided that the Surviving Company may, in its discretion and as a condition precedent to the payment of such Merger Consideration, require the owners of such lost, stolen or destroyed Certificates to deliver a bond in such sum as it may reasonably direct as indemnity against any claim that may be made against the Surviving Company or the Paying Agent with respect to the Certificates alleged to have been lost, stolen or destroyed.

Section 2.3    Dissenting Shares.
(a)    At the Effective Time, all Dissenting Shares shall be canceled and cease to exist automatically and, unless otherwise required by applicable Law, converted into the right to receive the Common Share Consideration for each such Common Share pursuant to Section 2.1, and any holder of Dissenting Shares shall, in the event that the fair value of a Dissenting Share as appraised by the Supreme Court of Bermuda under Section 106(6) of the Bermuda Companies Act (the “Appraised Fair Value”) is greater than the applicable Common Share Consideration, be entitled to receive such difference from the Surviving Company by payment made within one month after such Appraised Fair Value is finally determined pursuant to such appraisal procedure. In the event that a holder of Dissenting Shares fails to perfect, effectively withdraws or otherwise waives any right to appraisal under Section 106(6) of the Bermuda Companies Act (each, an “Appraisal Withdrawal”), such holder’s Dissenting Shares shall be canceled as of the Effective Time and converted into the right to receive the Common Share Consideration for each such Dissenting Share.
(b)    The Company shall give Parent (i) prompt notice of (A) any demands received by the Company for appraisal of any Dissenting Shares, of any Appraisal Withdrawals and of any other written instruments, notices, petitions or other communications received by the Company in connection with the foregoing, in each case, pursuant to the provisions of the Bermuda Companies Act concerning the rights of holders of Common Shares to require appraisal of such Common Shares in accordance with this Section 2.3 and (B) to the extent that the Company has knowledge thereof, any applications to the Supreme Court of Bermuda for appraisal of the fair value of the Dissenting Shares and (ii) to the extent permitted by applicable Law, the opportunity to participate with the Company in any settlement negotiations and proceedings with respect to any demands for appraisal under the Bermuda Companies Act. Prior to the Effective Time, the Company shall not, without the prior written consent of Parent, voluntarily make any payment with respect to any demands for appraisal, settle or compromise or offer to settle or compromise or otherwise negotiate any such demands, or waive any failure to timely deliver a written demand for appraisal or any failure to timely take any other action to exercise appraisal rights in accordance with the Bermuda Companies Act, or agree to do any of the foregoing. Payment of any amount payable to holders of Dissenting Shares shall be the obligation of the Surviving Company.

Section 2.4    Treatment of Company Equity Awards.
(a)    Immediately prior to the Effective Time, (i) each outstanding, unvested and unexercised option to purchase Common Shares (the “Company Options”) under any Company Equity Plan shall become immediately vested and exercisable in full and (ii) each Company Option that remains outstanding and unexercised as of immediately prior to the Effective Time (including each Company Option that becomes vested and exercisable pursuant to clause (i)) shall be canceled and, in exchange therefor, each holder of any such canceled Company Option shall be entitled to receive, in consideration of the cancelation of such Company Option and in settlement thereof, a payment in cash of an amount equal to the product of (A) the total number of Common Shares for which such Company Option remains outstanding and unexercised immediately prior to the Effective Time and (B) the excess, if any, of the Common Share Consideration over the exercise price per Common Share previously subject to such Company Option (such amount being hereinafter referred to as the “Option Consideration”). From and after the Effective Time, any such canceled Company Option shall no longer be exercisable by the former holder thereof, but shall only entitle such holder to the payment of the Option Consideration.
(b)    Immediately prior to the Effective Time, all outstanding restricted stock units (the “Company RSUs”) under any Company Equity Plan shall become immediately vested and all restrictions thereupon shall lapse, and such Company RSUs shall be canceled in exchange for the right to receive, with respect to each Common Share for which such Company RSU remains outstanding immediately prior to the Effective Time, the Common Share Consideration. With respect to any Company RSU that has performance-based vesting conditions, the number of Common Shares subject to such Company RSU when such Company RSU vests and performance restrictions thereon lapse in accordance with the immediately preceding sentence shall be determined in accordance with the corresponding award agreement.
(c)    The Company shall take appropriate corporate actions to effectuate the treatment of the Company Options and Company RSUs (collectively, the “Company Equity Awards”) as contemplated by this Section 2.4.
(d)    After the Effective Time on the Closing Date, Parent shall provide, or cause to be provided, to the Surviving Company all funds necessary to fulfill the obligations set forth in this Section 2.4. After the Effective Time on the Closing Date, the Surviving Company shall pay the Option Consideration payable in respect of Company Options under Section 2.4(a) and the Common Share Consideration payable in respect of Company RSUs under Section 2.4(b), in each case after giving effect to any required Tax withholdings as provided in Section 2.5.

Section 2.5    Additional Payment Matters; Withholding. All amounts payable pursuant to Section 2.4 shall be paid without interest (unless otherwise noted). Each of the Paying Agent, Parent, Merger Sub, and the Surviving Company (and any agent thereof) shall be entitled to deduct and withhold, and any payments made pursuant to this Article II shall be net of, all applicable withholding taxes that the Paying Agent, Parent, Merger Sub or the Surviving Company (or any agent thereof), as the case may be, shall be required to deduct and withhold under applicable Law with respect to such payments. Amounts so deducted and withheld by the Paying Agent, Parent, Merger Sub or the Surviving Company and remitted to the appropriate taxing authority shall be treated for all purposes of this Agreement as having been paid to the Person in respect of a payment to which such deduction and withholding was made.

ARTICLE III

REPRESENTATIONS AND
WARRANTIES OF THE COMPANY
Except as contemplated by the Curaçao Restructuring, the Company represents and warrants to Parent and Merger Sub as set forth in this Article III, and such representations and warranties are qualified in their entirety by reference to the disclosure (a) in the Company SEC Documents publicly filed with, or furnished to, the Securities and Exchange Commission (the “SEC”) prior to the date hereof other than any disclosures (other than statements of historical fact) contained in the “Risk Factors” or “Forward-Looking Statements” sections of such Company SEC Documents or other similarly predictive, cautionary or forward-looking statements contained in such Company SEC Documents (it being acknowledged that nothing disclosed in the Company SEC Documents will be deemed to modify or qualify the representations and warranties set forth in Section 3.2(a)) and (b) set forth in the disclosure schedule delivered by the Company to Parent immediately prior to the execution of this Agreement (the “Company Disclosure Letter”). Each disclosure set forth in the Company Disclosure Letter shall qualify or modify each of the representations and warranties set forth in this Article III to the extent the applicability of the disclosure to each other Section is reasonably apparent from the text of the disclosure made.

Section 3.1    Organization and Qualification; Subsidiaries.
(a)    The Company is an exempted company limited by shares duly incorporated, validly existing and in good standing under the laws of Bermuda and has the requisite company power and authority to own, lease and operate its properties and assets in all material respects and to conduct its business as now being conducted. The Company is duly qualified or licensed to do business and is in good standing (with respect to jurisdictions which recognize such concept) in each jurisdiction in which the nature of its business or the ownership, leasing or operation of its assets or properties or present conduct of its business makes such qualification or licensing necessary, except for those jurisdictions where the failure to be so qualified or licensed or to be in good standing would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. The Company has delivered to or made available to Parent and Merger Sub, prior to the execution of this Agreement, correct and complete copies of any amendments to the Company Governing Documents not filed as of the date hereof with the SEC, and each of the Company Governing Documents are in full force and effect. The Company is not in violation of any of the terms of the Company Governing Documents, except as would not reasonably be expected to be material to the Company and the Company Subsidiaries, taken as a whole.

(b)    Schedule 3.1(b) of the Company Disclosure Letter sets forth (i) a correct and complete list of the Subsidiaries of the Company (each, a “Company Subsidiary”), (ii) the ownership interest of any other Person or Persons, to the knowledge of the Company, in each Company Subsidiary and (iii) the jurisdiction of organization or incorporation, as the case may be, of each Company Subsidiary. Each Company Subsidiary is duly organized, validly existing and in good standing under the laws of the jurisdiction of its organization and has the requisite corporate or other entity power and authority to own, lease and operate its properties and assets and to conduct its business as now being conducted, except, in each case, as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. Each Company Subsidiary is duly qualified or licensed to do business and is in good standing (with respect to jurisdictions which recognize such concept) in each jurisdiction in which the nature of its business or the ownership, leasing or operation of its assets or properties or present conduct of its business makes such qualification or licensing necessary, except for those jurisdictions where the failure to be so qualified or licensed or to be in good standing would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. The Company has delivered to or made available to Parent and Merger Sub, prior to the execution of this Agreement, correct and complete copies of any charter, certificate of incorporation, articles of association, certificate of formation, certificate of limited partnership, bylaws, partnership agreement, limited liability company agreement, operating agreement or similar formation or governing documents and instruments for each Company Subsidiary, and each of the foregoing documents is in full force and effect in all material respects. Each Company Subsidiary is not in violation of any of the terms of its constituent organizational or governing documents, except in each case as would not reasonably be expected to be material to the Company and the Company Subsidiaries, taken as a whole.
Section 3.2    Capitalization.
(a)    The authorized share capital of the Company consists of (i) 440,000,000 shares of Class A Common Stock, par value $0.08 per share (the “Class A Common Stock”), (ii) 15,000,000 shares of Class B Common Stock, par value $0.08 per share (the “Class B Common Stock” and, together with the Class A Common Stock, the “Common Stock”), and (iii) 5,000,000 shares of Preferred Stock, par value $0.08 per share. As of the close of business on October 25, 2019 (the “Capitalization Date”), (A) 253,607,026 shares of Class A Common Stock were issued and outstanding, (B) no shares of Class B Common Stock were issued and outstanding, (C) one share of Series A Convertible Preferred Stock, par value $0.08 per share (the “Series A Preferred Stock”), was issued and outstanding, (D) 200,000 shares of Series B Convertible Redeemable Preferred Stock, par value $0.08 per share (the “Series B Preferred Stock” and, together with the Series A Preferred Stock, the “Preferred Stock”), were issued and outstanding, (E) no shares of Common Stock or Preferred Stock were issued and held in the treasury of the Company or otherwise owned by the Company, (F) 122,348,326 shares of Class A Common Stock were reserved for issuance in connection with conversion of Preferred Stock into Class A Common Stock, (G) 5,347,217 shares of Class A Common Stock were reserved for issuance with respect to outstanding Company Equity Awards and (H) 10,078,617 shares of Class A Common Stock were reserved for issuance in connection with future grants of awards under any Company Equity Plan. All of the outstanding Shares are, and all Shares which may be issued pursuant to the vesting of Company RSUs or the exercise of outstanding Company Options will be, when issued in accordance with the terms thereof, duly authorized, validly issued, fully paid and non-assessable, and are not subject to and were not issued in violation of any pre-emptive rights, purchase options, call or right of first refusal or similar rights. There are no bonds, debentures, notes or other indebtedness or obligations the holders of which have general voting rights (or convertible or exchangeable into or exercisable for securities having such rights) of the Company or any Company Subsidiary issued and outstanding. From the close of business on the Capitalization Date, no Company Equity Awards have been granted and no Shares have been issued, other than Shares issued pursuant to the exercise or vesting and settlement of Company Options or the vesting and settlement of Company RSUs, in each case in accordance with the terms of the Company Equity Plan and the applicable award agreement. Except as set forth in this Section 3.2, there are no (1) authorized or outstanding (A) shares of capital stock or other voting securities of the Company or the Company Subsidiaries, other than Shares that have become outstanding after the Capitalization Date, which were reserved for issuance as of the Capitalization Date as set forth in Section 3.2(a), or (B) options, warrants, calls, pre-emptive rights, phantom stock, equity appreciation subscriptions or other rights, agreements, arrangements, understandings or commitments of any kind, including any shareholder rights plan or similar antitakeover plan, relating to the issued or unissued capital stock of the Company, obligating the Company or any Company Subsidiary to issue, transfer or sell or cause to be issued, transferred or sold any shares of capital stock or other voting securities of, or other equity interests in, the Company or any Company Subsidiary or securities convertible into, exercisable for or exchangeable for, or giving any Person a right to subscribe for or acquire such shares or equity interests, or obligating the Company or any Company Subsidiary to grant, extend or enter into any such option, warrant, call, subscription or other right, agreement, arrangement or commitment (collectively, “Equity Interests”) or (2) authorized or outstanding contractual obligations of the Company to repurchase, redeem or otherwise acquire any Shares or any capital stock of, or other Equity Interests in, the Company or any Company Subsidiary from any third party, or to provide funds to make any investment (in the form of a loan, capital contribution or otherwise) in the Company or any Company Subsidiary (other than intercompany indebtedness among the Company and the Company Subsidiaries).

(b)    Schedule 3.2(b) of the Company Disclosure Letter sets forth a listing of all outstanding Company Equity Awards as of the Capitalization Date, specifying the number of Shares subject to each such Company Equity Award, the grant date, to the extent applicable, the exercise price per share, and the name of the holder thereof. Each Company Equity Award was granted in compliance in all material respects with all applicable Laws and the terms and conditions of the Company Equity Plan pursuant to which it was issued.
(c)    Other than the Voting Agreement, there are no voting trusts or other agreements to which the Company or any Company Subsidiary is a party with respect to the voting of the Company’s Capital Stock or any capital stock of, or other Equity Interest, of the Company or Company Subsidiary. Neither the Company nor any Company Subsidiary has granted any preemptive rights, anti-dilutive rights or rights of first refusal or similar rights with respect to any of its capital stock or other Equity Interests.
(d)    The Company or another Company Subsidiary owns, directly or indirectly, all of the issued and outstanding shares of capital stock or other Equity Interests of each of the Company Subsidiaries, free and clear of any Liens (other than transfer and other restrictions under applicable securities Laws), and all of such shares of capital stock or other Equity Interests have been duly authorized and validly issued and are fully paid and nonassessable. Except for Equity Interests in the Company Subsidiaries, neither the Company nor any Company Subsidiary owns, directly or indirectly, any Equity Interest in any Person, or has any obligation to repurchase, redeem or otherwise acquire any such Equity Interest, or to provide funds to or make any investment (in the form of a loan, capital contribution or otherwise) in, any Company Subsidiary or any other Person. There are no outstanding obligations to which the Company or any Company Subsidiary is a party (i) restricting the transfer of any Equity Interests in any Company Subsidiary or (ii) limiting the exercise of voting rights with respect to any Equity Interests in any Company Subsidiary. No direct or indirect Company Subsidiary owns any Shares.

Section 3.3    Authorization; Validity of Agreement; Company Action. The Company has all necessary company power and authority to execute and deliver this Agreement and the Statutory Merger Agreement, and, subject to obtaining the Requisite Shareholder Approval and the filing of the Merger Application with the Registrar, to perform its obligations hereunder and thereunder and to consummate the Transactions, including the Merger. The execution, delivery and performance by the Company of this Agreement and the Statutory Merger Agreement, and the consummation by it of the Transactions, including the Merger, have been duly and validly authorized by the Company Board of Directors and the Special Committee. No other action on the part of the Company is necessary to authorize the execution and delivery by the Company of this Agreement and the Statutory Merger Agreement, and the consummation by it of the Transactions, except for, in the case of the consummation of the Merger, obtaining the Requisite Shareholder Approval, executing and delivering the Statutory Merger Agreement and filing the Merger Application with the Registrar pursuant to the Bermuda Companies Act. This Agreement has been duly executed and delivered by the Company and, assuming due and valid authorization, execution and delivery hereof by Parent and Merger Sub, is a legal, valid and binding obligation of the Company enforceable against the Company in accordance with its terms, except that the enforcement hereof may be limited by (a) bankruptcy, insolvency, reorganization, moratorium, fraudulent conveyance or other similar Laws, now or hereafter in effect, relating to creditors’ rights generally and (b) general principles of equity (regardless of whether enforceability is considered in a proceeding in equity or at law) (the exceptions described in clauses (a) and (b), collectively, the “Enforceability Exceptions”).
Section 3.4    Board Approvals. Each of the Special Committee and the Company Board of Directors (upon the recommendation of the Special Committee) has unanimously (a) determined that the Common Share Consideration for each Common Share constitutes fair value in accordance with the Bermuda Companies Act, (b) determined that this Agreement, the Statutory Merger Agreement and the Transactions, including the Merger, on the terms and subject to the conditions set forth in this Agreement and the Statutory Merger Agreement, are advisable to, and in the best interests of, the Company and its shareholders, (c) approved the execution, delivery and performance of this Agreement, the Statutory Merger Agreement and the Transactions, (d) subject to Section 5.2, resolved to recommend that the shareholders of the Company vote in favor of the adoption of the Merger, this Agreement and the Statutory Merger Agreement and (e) resolved that this Agreement and the Statutory Merger Agreement be submitted to the shareholders of the Company at the Shareholders Meeting for their adoption and approval. The only vote or approval of the holders of any class or series of capital stock of the Company which is required to adopt and approve this Agreement, the Statutory Merger Agreement and the Transactions is the Requisite Shareholder Approval.

Section 3.5    Consents and Approvals; No Violations. None of the execution, delivery or performance of this Agreement or the Statutory Merger Agreement by the Company, the consummation by the Company of the Merger or the Transactions, or compliance by the Company with any of the provisions of this Agreement will (a) violate, conflict with or result in any breach of any provision of the Company Governing Documents or the comparable organizational or governing documents of any Significant Subsidiary, (b) require any filing or notification by the Company or any Significant Subsidiary with or to, or the obtaining of any permit, authorization, consent, approval or waiting period expiration or termination of, any court, arbitral tribunal, administrative agency or commission or other governmental or other regulatory (including stock exchange) authority, agency, court or commission, whether foreign, domestic, of any country, nation, republic, federation or similar entity or any federal, state, provincial, local, supernational, parish, municipality, jurisdiction or other political subdivision thereof (each, a “Governmental Entity”) (except for (i) compliance with any applicable requirements of the Exchange Act, including such filings with the SEC as may be required to be made by the Company in connection with this Agreement and the Merger, (ii) compliance with the applicable rules and regulations of the Nasdaq Global Select Market (“Nasdaq”) and the Prague Stock Exchange, (iii) the filing of (A) the Merger Application with the Registrar pursuant to the Bermuda Companies Act and (B) appropriate related documents with the relevant authorities of other jurisdictions in which the Company or any of the Company Subsidiaries is qualified to do business, (iv) the approval of the Bermuda Monetary Authority pursuant to the Exchange Control Act 1972 and related regulations regarding the change of ownership of the Company, (v) filings, notifications, permits, authorizations, consents, approvals and waiting period expirations or terminations as may be required under applicable Competition Laws (“Required Competition Approvals”), (vi) filings, notifications, permits, authorizations, consents, approvals and waiting period expirations or terminations as may be required under applicable Communications Laws (“Required Communications Approvals”) and (vii) compliance with applicable state securities or blue sky laws), (c) automatically result in a modification, violation or breach of, or constitute (with or without notice or lapse of time or both) a default, require a consent or result in the loss of a material benefit under, or give rise to any right, including any right of termination, amendment, cancelation or acceleration, under, any of the terms, conditions or provisions of any Company Material Contract or (d) violate any order, writ, injunction, decree or Law applicable to the Company or any of its properties or assets; except in each of clauses (b), (c) or (d) where (1) any failure to obtain such permits, authorizations, consents or approvals, (2) any failure to make such filings or (3) any such modifications, violations, rights, breaches or defaults would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect or prevent or materially delay the consummation by the Company of the Merger and the other Transactions.

Section 3.6    Company SEC Documents; Financial Statements; No Undisclosed Liabilities.
(a)    The Company has filed or furnished (as applicable) with the SEC, together with all applicable certifications required pursuant to the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”), all forms, reports, schedules, statements, prospectuses, registration statements and other documents (including all exhibits and other information incorporated therein, amendments and supplements thereto) in each case required by it to be filed or furnished (as applicable), since and including January 1, 2018 under the Securities Exchange Act of 1934 and the rules and regulations promulgated thereunder (the “Exchange Act”) or the Securities Act of 1933 and the rules and regulations promulgated thereunder (the “Securities Act”) (such documents and any other documents filed by the Company with the SEC as amended since the time of their filing, including all exhibits and other information incorporated therein, amendments and supplements thereto, collectively, the “Company SEC Documents”).
(b)    As of their respective filing dates, or, if amended or superseded by a subsequent filing made prior to the date of this Agreement, as of the date of the last such amendment or superseding filing prior to the date of this Agreement, the Company SEC Documents (a) did not (or with respect to Company SEC Documents filed after the date hereof, will not) contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements made therein, in light of the circumstances under which they were made, not misleading and (b) complied as to form in all material respects with the applicable requirements of the Exchange Act or the Securities Act, as the case may be, the Sarbanes-Oxley Act and the applicable rules and regulations of the SEC promulgated thereunder, each as in effect on the date of any such filing. Since January 1, 2018, the Company has been in compliance in all material respects with the applicable listing and corporate governance rules and regulations of the Nasdaq. As of the date hereof, there are no outstanding or unresolved comments in comment letters received from the SEC with respect to any of the Company SEC Documents. To the Company’s knowledge, as of the date hereof, there is not any ongoing investigation or review being conducted by the SEC of any Company SEC Documents (including the financial statements included therein).
(c)    None of the Company Subsidiaries is required to file any forms, periodic reports, schedules, statements or other documents under the Exchange Act.
(d)    There are no outstanding loans or other extensions of credit made by the Company or any Company Subsidiary to any executive officer (as defined in Rule 3b-7 under the Exchange Act) or director of the Company.

(e)    Since January 1, 2018 through the date of this Agreement, to the knowledge of the Company, neither the Company nor any Company Subsidiary has received any written material complaint, allegation, assertion or claim that the Company or any Company Subsidiary has engaged in illegal or fraudulent accounting or auditing practices.
(f)    All of the audited financial statements and unaudited interim financial statements of the Company (including all notes thereto) included in the Company SEC Documents (collectively, the “Financial Statements”) (i) have been prepared from, are in accordance with, and accurately reflect the books and records of the Company and the Significant Subsidiaries, in each case in all material respects, (ii) have been prepared in accordance with United States generally accepted accounting principles (“GAAP”) applied on a consistent basis during the periods involved (except as may be indicated in the notes thereto or, in the case of unaudited interim financial statements, for normal and recurring year-end adjustments and as may be permitted by the SEC on Form 10-Q, Form 8-K or any successor or like form under the Exchange Act) and (iii) fairly present in all material respects the consolidated financial position and the consolidated results of operations and cash flows of the Company and the Significant Subsidiaries as of the times and for the periods referred to therein.
(g)    Except (i) as disclosed, reflected, accrued or reserved against in the financial statements (including all notes thereto) of the Company contained in the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2018 and quarterly report on Form 10-Q for the period ended September 30, 2019; (ii) for liabilities or obligations incurred in the ordinary course of business since September 30, 2019; (iii) for liabilities or obligations which have been discharged or paid in full prior to the date of this Agreement; (iv) for liabilities or obligations incurred in connection with the Transactions or otherwise arising out of the negotiation, execution, delivery and performance of this Agreement, (v) for liabilities and obligations incurred under any Contract other than liabilities or obligations due to breaches thereunder and (vi) for liabilities or obligations that would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, neither the Company nor any Company Subsidiary has any liabilities or obligations of a nature required by GAAP to be reflected in a consolidated balance sheet or disclosed in the notes thereto.

Section 3.7    Internal Controls; Sarbanes-Oxley Act. The Company has designed and maintained a system of internal controls over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) of the Exchange Act) sufficient to provide reasonable assurances regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP. The Company has designed and maintains disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) of the Exchange Act) to ensure that all material information required to be disclosed by the Company in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms and is accumulated and communicated to the Company’s management as appropriate to allow timely decisions regarding required disclosure. To the Company’s knowledge, the Company has disclosed, based on its most recent evaluation prior to the date of this Agreement, to the Company’s auditors and the audit committee of the Company Board of Directors (i) any significant deficiencies and material weaknesses in the design or operation of internal controls over financial reporting that are reasonably likely to adversely affect in any material respect the Company’s ability to record, process, summarize and report financial information and (ii) any fraud, whether or not material, that involves management or other employees who have a significant role in the Company’s internal controls over financial reporting.
Section 3.8    Absence of Certain Changes.
(a)    From December 31, 2018 through the date of this Agreement, the Company and the Significant Subsidiaries have conducted their respective businesses in all material respects in the ordinary course of business.
(b)    From December 31, 2018 through the date of this Agreement, no Effects have occurred, which have had or would reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

Section 3.9    Litigation. As of the date hereof, there is no (a) claim, action, suit, arbitration, investigation, alternative dispute resolution action or any other judicial or administrative proceeding, in Law or equity (collectively, a “Legal Proceeding”), pending against (or to the Company’s knowledge, threatened against or naming as a party thereto) the Company, a Company Subsidiary, any of their respective assets or properties, or any present or former officer or director (in their capacity as such) of the Company or any Company Subsidiary or (b) to the Company’s knowledge, investigation by a Governmental Entity pending or threatened against the Company or any Company Subsidiary, other than, in each case of clause (a) or (b), as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. Neither the Company nor any Company Subsidiary or any of their respective properties or assets is or are subject to any outstanding order, writ, injunction, decree or arbitration ruling or judgment of a Governmental Entity which would reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.
Section 3.10    Employee Benefit Plans.
(a)    Schedule 3.10(a) of the Company Disclosure Letter sets forth a correct and complete list of all material Benefit Plans (other than employment or consulting agreements with any individual employees who are not officers or directors of the Company or members of key senior management of any Company Subsidiary). “Benefit Plans” means all existing plans, policies, agreements, arrangements, contracts or programs, covering current or former employees, directors or consultants of the Company or any of the Company Subsidiaries, providing compensation or other benefits, including without limitation employment, consulting, retirement, severance, termination, change in control, deferred compensation, vacation, sick, stock option, stock purchase, stock appreciation rights, stock-based or other equity-based, incentive, bonus, supplemental retirement, profit-sharing, insurance, medical, welfare, fringe or other benefits or remuneration of any kind, whether or not in writing and whether or not funded, in each case, which are maintained, sponsored, or contributed to (or required to be contributed to) by the Company or any of the Company Subsidiaries, or to which the Company or any of the Company Subsidiaries is obligated to contribute, or with respect to which the Company or any of the Company Subsidiaries or any employers (whether or not incorporated) that would be treated together with the Company or any of the Company Subsidiaries as a single employer within the meaning of Section 414 of the Code (each, an ERISA Affiliate) has any liability, direct, indirect, contingent or otherwise. Notwithstanding the foregoing, the term “Benefit Plan” shall not include any plan, program, or arrangement that is sponsored or maintained by a Governmental Entity or to which the obligations of the Company or any Company Subsidiary are mandated by applicable Law.

(b)    With respect to each Benefit Plan (other than employment or consulting agreements with any individual employees who are not officers or directors of the Company or members of key senior management of any Company Subsidiary), the Company has made available to Parent, to the extent applicable, true, correct and complete copies of the Benefit Plan document, including any amendments thereto, and all related trust documents, insurance contracts or other funding vehicles, or a written description of such Benefit Plan if such plan is not set forth in a written document.
(c)    No Benefit Plan is subject to the Employee Retirement Income Security Act of 1974, as amended (“ERISA”). All Benefit Plans are maintained outside of the United States and comply in all material respects with applicable Law, and all such plans that are intended to be funded or book-reserved are funded or book reserved, as appropriate, based upon reasonable actuarial assumptions. As of the date hereof, there is no pending or, to the Company’s knowledge, threatened material litigation relating to any Benefit Plan.
(d)    No Benefit Plan is or has at any time been considered a defined benefit pension plan, and neither the Company, nor any of the Company Subsidiaries has within the past six years maintained, established, participated in or contributed to, or is or has been obligated to contribute to, or has otherwise incurred any obligation or liability (including any contingent liability) under, any defined benefit pension plan, other than any such defined benefit pension plan that is sponsored by a Governmental Entity.
(e)    Except as required by applicable Law, no Benefit Plan provides retiree or post-employment medical, disability, life insurance or other welfare benefits to any person, and none of the Company or any of the Company Subsidiaries has any obligation to provide such benefits.
(f)    Neither the execution and delivery of this Agreement, shareholder or other approval of this Agreement nor the consummation of the transactions contemplated by this Agreement could, either alone or in combination with another event, (i) entitle any employee, director, officer or independent contractor of the Company or any of the Company Subsidiaries to severance pay or any material increase in severance pay, (ii) accelerate the time of payment or vesting, or materially increase the amount of compensation due to any such employee, director, officer or independent contractor, (iii) directly or indirectly cause the Company to transfer or set aside any assets to fund any material benefits under any Benefit Plan, (iv) otherwise give rise to any material liability under any Benefit Plan, (v) limit or restrict the right to merge, materially amend, terminate or transfer the assets of any Benefit Plan on or following the Effective Time, or (vi) require a “gross-up,” indemnification for, or payment to any individual for any taxes imposed on such individual.

(g)    Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, (i) each Benefit Plan has been established, maintained and administered in compliance with its terms and all applicable Laws, and (ii) each Benefit Plan required to be registered has been registered and has been maintained in good standing with applicable regulatory authorities.
Section 3.11    Labor Matters. Neither the Company nor any of the Company Subsidiaries is a party to, bound by, negotiating or required to negotiate any collective bargaining agreement, works council or other agreement with a labor union or other labor organization. To the Company’s knowledge, no employees of the Company or the Company Subsidiaries are represented by any labor union, works council, or other labor organization. There are no pending or, to the Company’s knowledge, threatened, and, since January 1, 2018, there have been no, strikes, lockouts, union organization activities (including, but not limited to, union organization campaigns or requests for representation), pickets, slowdowns, stoppages, material grievances or collective labor disputes or similar activity in respect of the business of the Company or any of the Company Subsidiaries that may, individually or in the aggregate, interfere in any material respect with the respective business activities of the Company or any Company Subsidiary.
Section 3.12    Taxes.
(a)    The Company and the Company Subsidiaries have timely filed all Tax Returns required to be filed by, or with respect to, the Company or any of the Company Subsidiaries (taking into account any extensions of time within which to file such Tax Returns), and all such Tax Returns are complete and correct and accurately reflect all liability for Taxes of the Company and the Company Subsidiaries for the periods covered thereby, subject in each case to such exceptions as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. The Company and the Company Subsidiaries have paid all material Taxes due and payable by or with respect to the income, assets or operations of the Company and the Company Subsidiaries. All Taxes incurred but not yet due and payable (i) for periods covered by the Financial Statements have been accrued and adequately disclosed on the Financial Statements in accordance with GAAP, and (ii) for periods not covered by the Financial Statements have been accrued on the books and records of the Company and the Company Subsidiaries, except, in each case, as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(b)    (i) There are no audits, examinations or other proceedings currently pending with regard to any Taxes of the Company or the Company Subsidiaries by any taxing authority and (ii) neither the Company nor any of the Company Subsidiaries has received any written notice or announcement from any taxing authority since January 1, 2018 of any audits, examinations, or proceedings that could reasonably be expected to materially affect the Tax liability of the Company or any of the Company Subsidiaries.
(c)    There are no material Tax Liens upon any property or assets of the Company and the Company Subsidiaries, except for Permitted Liens.
(d)    Neither the Company nor any of the Company Subsidiaries is a party to, is bound by or has any obligation under any Tax sharing, Tax allocation or Tax indemnity agreement or similar contract or arrangement (other than customary gross-up or indemnification provisions in credit agreements, derivatives, leases and similar agreements entered into in the ordinary course of business).
(e)    Neither the Company nor any of the Company Subsidiaries (i) has entered into an agreement or waiver (that has not expired) or has been requested to enter into an agreement or waiver extending any statute of limitations relating to the payment or collection of Taxes of the Company or any of the Company Subsidiaries or (ii) is presently contesting a material Tax liability of the Company or any of the Company Subsidiaries before any court, tribunal or agency.
(f)    Neither the Company nor any of the Company Subsidiaries has been included in any “consolidated,” “unitary” or “combined” Tax Return for any taxable period for which the statute of limitations has not expired (other than a group of which the Company or the Company Subsidiaries are the only members).
(g)    All Taxes that the Company or any of the Company Subsidiaries is (or was) required by Law to withhold or collect in connection with amounts paid or owing to any employee, independent contractor, creditor, stockholder or other third party have been duly withheld or collected, and such Taxes have been timely paid over to the proper authorities to the extent due and payable, in each case, except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.
(h)    No written claim has been made within the past three years by any taxing authority in a jurisdiction where the Company or any of the Company Subsidiaries does not file Tax Returns that the Company or any of the Company Subsidiaries is or may by subject to taxation by that jurisdiction.

(i)    Neither the Company nor any Company Subsidiary will be required to include any material item of income in, or exclude any material item of deduction from, taxable income for any taxable period (or portion thereof) ending after the Closing Date as a result of any of the following that occurred or existed on or prior to the Closing Date: (i) an agreement with a taxing authority, (ii) an installment sale or open transaction, (iii) a prepaid amount, or (iv) change in the accounting method of the Company or any Company Subsidiary.
(j)    In the past three years, all transactions (i) between the Company and any Company Subsidiary, (ii) between any Company Subsidiary and any other present or former Company Subsidiary and (iii) between (A) the Company or any Company Subsidiary and (B) Time Warner Inc. (n/k/a Warner Media, LLC), Time Warner Media Holdings B.V. or any affiliate thereof reflect arms-length prices, except, in each case, as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.
(k)    Neither the Company nor any Company Subsidiary has within the past three years entered into any closing agreement or other settlement with any taxing authority with respect to any material amount of Taxes of the Company or any Company Subsidiary.
(l)    This Section 3.12 (along with such portions of Section 3.10 as specifically relate to Taxes) contains the sole representations and warranties of the Company and the Company Subsidiaries with respect to Tax matters.
Section 3.13    Contracts.
(a)    Except as filed as exhibits to the Company SEC Documents filed prior to the date hereof, Schedule 3.13(a) of the Company Disclosure Letter sets forth a list of each Contract to which the Company or any Company Subsidiary is a party or by which any of its properties or assets are bound which, to the Company’s knowledge and as of the date hereof:
(i)    is a “material contract” (as such term is defined in Item 601(b)(10) of Regulation S-K of the SEC);
(ii)    involves annual expenditures by the Company and the Company Subsidiaries in excess of $5,000,000 (excluding any Contract described in any other clause of this Section 3.13(a));
(iii)    contains any non-compete or exclusivity provision with respect to any material line of business or material geographic area with respect to the Company, any Company Subsidiary or, upon consummation of the Transactions, Parent or its Subsidiaries, or which prohibits, limits or restricts the conduct of the Company’s business in any material line of business or material geographic area;

(iv)    relates to a partnership, joint venture or similar arrangement, unless immaterial to the Company;
(v)    pertains to collective bargaining, works council, or other collective labor obligations of the Company or any Company Subsidiary;
(vi)    relates to Indebtedness of the Company or any Company Subsidiary, or the extension of credit to any third party, in each case, having a principal amount in excess of $10,000,000 as of the date hereof (other than (A) accounts receivable or accounts payable in the ordinary course of business; (B) loans to or from wholly-owned Company Subsidiaries in the ordinary course of business; and (C) extensions of credit to customers in the ordinary course of business);
(vii)    relates to any employment, management, severance, retention, transaction bonus, change in control, consulting, relocation, repatriation or expatriation Contract that is not terminable at will by the Company or any Company Subsidiary pursuant to which the Company or any Company Subsidiary has continuing annual obligations of $1,000,000 or more as of the date of this Agreement (other than those pursuant to which severance is required by applicable Law);
(viii)    is executed on or after January 1, 2018 and is an existing Contract (A) relating to a transaction involving the disposition or acquisition of any assets constituting a material business or business line by the Company or any Company Subsidiary after the date of this Agreement, (B) pursuant to which the Company or any Company Subsidiary will acquire any material ownership interest in any other Person or other business enterprise other than any Company Subsidiary, (C) pursuant to which the Company or any Company Subsidiary has continuing “earn-out”, indemnification, guarantee or other contingent payment obligations (other than commercial Contracts that contain indemnification obligations entered into in the ordinary course of business) or (D) containing any standstill or similar agreement pursuant to which the Company or any Company Subsidiary has agreed not to acquire assets or securities of another Person where such commitment remains in effect as of the date of this Agreement;
(ix)    involves any Contract providing for indemnification by the Company of any officer, director or employee of the Company;
(x)    involves any Contract that is a settlement agreement that (A) requires the Company or any Company Subsidiary to pay consideration of more than $4,000,000 in the aggregate after the date of this Agreement or (B) subjects the Company or any Company Subsidiary to any material ongoing non-monetary restrictions resulting from such settlement;

(xi)    is a type that would be required to be disclosed under Item 404 under Regulation S-K under the Securities Act (other than a television programming Contract or television content or format license agreement to which AT&T Inc. or any of its Subsidiaries is a party, each of which is the subject of clause (xvi) below);
(xii)    involves any Contract that contains a put, call or similar right pursuant to which the Company or any Company Subsidiary may be required to purchase or sell, as applicable, any equity interests or assets that are material to the Company and the Company Subsidiaries, taken as a whole;
(xiii)    is with any Governmental Entity, public institution or state-owned enterprise and involves aggregate annual consideration in excess of $5,000,000;
(xiv)    involves any Contract that is an agreement with cable, direct to license, internet protocol television or other operators for the carriage and distribution of the Company’s or any Company Subsidiary’s channels, where the annual revenue to the Company Subsidiary exceeds (or is expected to exceed) $5,000,000 for fiscal year 2019;
(xv)    involves any Contract with advertisers, advertising agencies or sponsors to place advertising on the Company’s or a Company Subsidiary’s television channels where the annual revenue to the Company or a Company Subsidiary from that Contract exceeds (or is expected to exceed) $5,000,000 for fiscal year 2019;
(xvi)    is a television programming Contract or television content or format license agreement where the unamortized acquired program balance of the titles under such Contract as of September 30, 2019, is greater than $5,000,000; or
(xvii)    involves any Contract that is a collecting society agreement where the annual cost to the Company or any Company Subsidiary from such Contract exceeds (or is expected to exceed) $5,000,000 for fiscal year 2019.

(b)    Each contract of the type described above in Section 3.13(a), whether or not set forth in Schedule 3.13(a) of the Company Disclosure Letter, is referred to herein as a “Company Material Contract.” Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, (i) each Company Material Contract is valid and binding on the Company or a Company Subsidiary, as applicable, and, to the Company’s knowledge, each other party thereto, as applicable, and in full force and effect (except that such enforcement may be subject to applicable Enforceability Exceptions) and (ii) there is no event or condition which has occurred or exists, or which constitutes or would constitute (with or without notice, the happening of any event or the passage of time), a default or breach under any Company Material Contract by the Company or by any Company Subsidiary.
Section 3.14    Title to Assets; Liens; Leases.
(a)    To the Company’s knowledge, the Company or one of the Company Subsidiaries has good and valid fee simple (or equivalent) title to, or in the case of leased property and leased tangible assets, a valid leasehold interest in, all of its real properties and tangible assets that are necessary for the Company and the Company Subsidiaries to conduct their respective businesses as currently conducted, free and clear of all Liens other than (i) Liens relating to Liabilities reflected in a balance sheet as of September 30, 2019, (ii) Liens consisting of zoning or planning restrictions, easements, permits and other restrictions or limitations on the use of real property or irregularities in title thereto, which do not materially impair the value of such properties or the use of such property by the Company in the operation of its business, (iii) Liens for current Taxes, assessments or governmental charges or levies on property or assets not yet due and payable and Liens for Taxes that are being contested in good faith by appropriate proceedings and for which an adequate reserve has been provided on the appropriate financial statements, (iv) Liens which would not materially impair the value of such properties or materially interfere with the use of such property or assets by the Company in the operation of its business and the business of the Company Subsidiaries and (v) Liens created in connection with the Debt Financing (the foregoing Liens in clauses (i) through (v), “Permitted Liens”). This Section 3.14(a) does not relate to any Intellectual Property Rights, which are the subject of Section 3.16.

(b)    The Company and the Company Subsidiaries are in compliance with the terms of all real property leases, including amendments thereto and guarantees thereof, to which they are a party, except such compliance which would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. To the Company’s knowledge, all such material real property leases and material amendments thereto, are in full force and effect, and the Company enjoys peaceful and undisturbed possession under all such real property leases. Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, there are no pending or, to the knowledge of the Company, threatened condemnation or eminent domain proceedings (or the equivalent) with respect to any real property used in connection with the business of the Company and the Company Subsidiaries.
Section 3.15    Environmental Matters. Except for matters that would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect: (a) the Company and the Company Subsidiaries, and all properties and facilities owned, leased, or operated by the Company and the Company Subsidiaries, are, and have been for the past three years, in compliance with applicable Environmental Laws; (b) the Company and the Company Subsidiaries have all Environmental Permits necessary for the conduct and operation of their businesses, properties and facilities, and all such Environmental Permits are in good standing; (c) there is not now, and has not been, any Hazardous Substance used, generated, treated, released, disposed of, or are otherwise existing, at, on, under or emanating from any property or facility at any time owned, leased, or operated by the Company or any of the Company Subsidiaries or otherwise associated with any of their businesses; (d) the Company and the Company Subsidiaries have not received any written notice of alleged or actual responsibility for, or any inquiry or investigation regarding, any release or threatened release of Hazardous Substances or alleged violation of, or non-compliance with, any Environmental Law; (e) there is no site to which the Company or the Company Subsidiaries have transported or arranged for the transport of Hazardous Substances which, to the Company’s knowledge, may become the subject of an environmental action and (f) neither the Company nor the Company Subsidiaries have assumed or retained, by contract or operation of law, liabilities under any Environmental Law.

Section 3.16    Intellectual Property.
(a)    Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, the Company and the Company Subsidiaries own all right, title and interest in and to the Owned Company Intellectual Property and otherwise have valid rights to use (as used in their business), all other Intellectual Property Rights and Systems used in or necessary to conduct the business of the Company as currently conducted, in each case, free and clear of all Liens except Permitted Liens. This Section 3.16(a) is not a representation or warranty with respect to the infringement or misappropriation of any Intellectual Property Right of another Person, which is addressed exclusively in Section 3.16(c).
(b)    Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, all material registered Owned Company Intellectual Property is subsisting, and, to the Company’s knowledge, valid, and enforceable.
(c)    Except, as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, (i) since January 1, 2018, to the Company’s knowledge, the Company and the Company Subsidiaries, their products and services, and the operation of the businesses of the Company and the Company Subsidiaries have not infringed upon, misappropriated or otherwise violated the Intellectual Property Rights of another Person and (ii) no Legal Proceeding alleging infringement or misappropriation of any Intellectual Property Right of another Person is pending against the Company or any Company Subsidiary, or, to the Company’s knowledge, is threatened against the Company or any Company Subsidiary. Except, in each case, for any such infringement, misappropriation or other violation that would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, (A) to the Company’s knowledge, no Person is infringing upon, misappropriating or otherwise violating any Owned Company Intellectual Property and (B) there are no Legal Proceedings pending or threatened by the Company or any Company Subsidiary alleging the foregoing (A).
(d)    Except for such proceedings that, if resolved against the Company or any Company Subsidiary, would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, there are no Legal Proceedings pending against the Company or any Company Subsidiary before any Governmental Entity challenging the ownership, use, scope, enforceability or validity of the Owned Company Intellectual Property and, to the Company’s knowledge, no such Legal Proceedings have been threatened against the Company or any Company Subsidiary.

(e)    The Company and the Company Subsidiaries take reasonable efforts to protect and maintain (i) the secrecy of all of their material trade secrets, none of which, to the Company’s knowledge, have been disclosed to any third party, except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect and (ii) the integrity, continuous operation and security of their material Software, networks and other Company Systems to the extent under the control of the Company and the Company Subsidiaries, and there have been no breaches, outages or violations of same, except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.
(f)    Except as would not reasonably be likely to have, individually or in the aggregate, a Company Material Adverse Effect: (i) the Company Systems are adequate, sufficient and satisfactory for existing needs and operations of the Company and the Company Subsidiaries; (ii) the Company and the Company Subsidiaries have implemented commercially reasonable policies, practices, technology and procedures regarding backup, disaster recovery, security, and incident detection and response; (iii) the Company and Company Subsidiaries are in compliance with their respective privacy policies; and (iv) to the knowledge of the Company, (A) there have not been any incidents of, or third party claims related to, any loss, theft, unauthorized access to, or acquisition, modification, disclosure, corruption, or other misuse of any personal data in the possession of the Company or any Company Subsidiary and (B) neither the Company nor any of the Company Subsidiaries has received any written notice of any claims, investigations or alleged violations of any Laws with respect to any such personal data.
Section 3.17    Compliance with Laws; Permits.
(a)    Since January 1, 2018, except in each case for such non-compliance that would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, (i) each of the Company and the Company Subsidiaries has been in compliance with all Laws which affect the business, properties or assets of the Company and (ii) no notice, charge or assertion has been received by the Company or any Company Subsidiary or, to the Company’s knowledge, threatened against the Company or any Company Subsidiary alleging any non-compliance with any such Laws. Notwithstanding anything to the contrary in this Section 3.17(a), the provisions of this Section 3.17(a) shall not apply to matters which are the subject of Section 3.12 and Section 3.15.

(b)    The Company and the Company Subsidiaries are in possession of all material authorizations, licenses, permits, certificates, approvals, exemptions, franchises and clearances of any Governmental Entity necessary for the Company and the Company Subsidiaries to own, lease and operate their respective assets and properties and to carry on their respective businesses substantially in the manner described in the Company SEC Documents filed prior to the date hereof and substantially as is being conducted as of the date hereof (the “Company Permits”), and all such Company Permits are valid, and in full force and effect, except where the failure to possess and maintain such Company Permits in full force and effect would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.
(c)    Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, since January 1, 2018, none of the Company or any Company Subsidiary or, to the knowledge of the Company, any of their directors, officers, agents or employees, in their capacity as such, (i) is or has been in violation of any provision of applicable Law that prohibits corruption or bribery (collectively, “Anti-Corruption Laws”) or (ii) has directly or indirectly made, offered, agreed, requested or taken any other act in furtherance of an offer, promise or authorization of any unlawful bribe, rebate, payoff, influence payment, kickback or other similar unlawful payment in violation of any of the applicable Anti-Corruption Laws. The Company and the Company Subsidiaries maintain books and records that are complete and accurate in all material respects, including records of payments to any agents, consultants, representatives, third parties, and Government Officials. The Company has instituted and maintains policies and procedures reasonably designed to ensure compliance, in all material respects, with the applicable Anti-Corruption Laws.
(d)    Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, since January 1, 2018, none of the Company or any Company Subsidiary or, to the knowledge of the Company, any of their directors, officers, agents or employees, in their capacity as such, is currently, or has been: (i) a Sanctioned Person, (ii) organized, ordinarily resident or located in a Sanctioned Country, (iii) engaging in any dealings or transactions with, or for the benefit of, any Sanctioned Person or in any Sanctioned Country, to the extent such activities would cause the Company to violate applicable Sanctions Laws or Ex-Im Laws, or (iv) otherwise in violation of applicable Sanctions Laws, Ex-Im Laws, or anti-boycott Laws (collectively, “Trade Control Laws”).

(e)    Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, since January 1, 2018, none of the Company or any Company Subsidiary or, to the knowledge of the Company, any of their directors, officers, agents or employees, in their capacity as such, (i) has received from any Governmental Entity or any other Person any notice, inquiry, or internal or external allegation or (ii) made any voluntary or involuntary disclosure to a Governmental Entity, in each case, related to a potential violation of any applicable Anti-Corruption Laws or Trade Control Laws.
(f)    For purposes of this Agreement:
(i)    “Ex-Im Laws” means all applicable U.S. and non-U.S. Laws relating to export, reexport, transfer, and import controls, including the Export Administration Regulations, the International Traffic in Arms Regulations, and the customs and import Laws administrated by U.S. Customs and Border Protection.
(ii)    “Sanctioned Country” means any country or region that is the target of a comprehensive embargo under Trade Control Laws (Cuba, Iran, North Korea, Syria, and the Crimea region of Ukraine).
(iii)    “Sanctioned Person” means any Person that is the target of sanctions or restrictions under Sanctions Laws or Ex-Im Laws, including: (i) any Person listed on any applicable sanctions- or export-related restricted party list, including the U.S. Department of the Treasury Office of Foreign Assets Control’s (“OFAC”) Specially Designated Nationals and Blocked Persons List; or (ii) any Person that is, in the aggregate, 50 percent or greater owned, directly or indirectly, or as relevant under applicable law otherwise controlled by a Person or Persons described in clause (i).
(iv)    “Sanctions Laws” means all applicable U.S. and non-U.S. Laws relating to economic or trade sanctions, including, as applicable, the Laws administered or enforced by the United States (including by OFAC or the U.S. Department of State) or the United Nations Security Council.

Section 3.18    Information in the Proxy Statement. The letter to shareholders, notice of meeting, proxy statement and form of proxy that will be provided to shareholders of the Company in connection with the Merger (including any amendments or supplements thereto) and any annexes, schedules or exhibits required to be filed with the SEC in connection therewith (collectively, the “Proxy Statement”) will not, on the date of filing with the SEC, at the time the Proxy Statement is first mailed and at the time of the Shareholders Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they are made, not misleading, except that no representation or warranty is made by the Company with respect to information supplied in writing by Parent, Merger Sub or any affiliate of Parent or Merger Sub expressly for inclusion therein. The Proxy Statement will comply as to form in all material respects with the provisions of the Exchange Act.
Section 3.19    Opinion of Financial Advisor. Each of the Company Board of Directors and the Special Committee has received an opinion from Allen & Company LLC (the “Company Financial Advisor”), to the effect that, as of the date of such opinion and based on and subject to the limitations, qualifications, assumptions, conditions and other matters set forth in such opinion, the Common Share Consideration to be received by the holders of shares of Class A Common Stock (other than the Company, Parent, Merger Sub, AT&T Inc., each of their respective affiliates and the holders of Dissenting Shares) pursuant to this Agreement is fair, from a financial point of view, to such holders. It is agreed and understood that such opinion is for the benefit of the Company Board of Directors and the Special Committee, and may not be relied on by Parent or Merger Sub for any purpose.
Section 3.20    Insurance. The Company and the Company Subsidiaries are either self-insured or have policies of insurance in a form, and in each case in such amounts and with respect to such risks and losses, which are sufficient to comply with applicable Law and which the Company and the Company Subsidiaries believe are adequate for the operation of their businesses. All such insurance policies are in full effect, no written notice of cancelation has been received by the Company or any Company Subsidiary under such policies, and there is no existing default or event which, with the giving of notice of lapse or time or both, would reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

Section 3.21    Related Party Transactions. Except (a) compensation or other employment arrangements in the ordinary course, (b) Company Board of Directors arrangements in the ordinary course and (c) contracts entered into with the Shareholders and their affiliates in the ordinary course, there are no transactions, agreements, arrangements or understandings between the Company or any Company Subsidiary, on the one hand, and any affiliate (including any officer or director, but excluding the Company or any Company Subsidiary) thereof, on the other hand.
Section 3.22    Brokers; Expenses. No broker, investment banker, financial advisor or other Person (other than any Company Financial Advisor and Merrill Lynch International, each of whose fees and expenses shall be paid by the Company), is entitled to receive any broker’s, finder’s, financial advisor’s or other similar fee or commission in connection with this Agreement or the Merger based upon arrangements made by or on behalf of Company. The Company has provided to Parent a correct and complete copy of the engagement agreement with any Company Financial Advisor and Merrill Lynch International.
Section 3.23    Takeover Statutes. Assuming the accuracy of the representation and warranty contained in Section 4.6, no “fair price,” “moratorium,” “control share acquisition,” “business combination” or other similar anti-takeover statute or similar statute or regulation enacted under applicable Law (each, a “Takeover Law”) applies to the Company or any Company Subsidiary with respect to the execution, delivery and performance of this Agreement and to the consummation of the Merger or the Transactions.

Section 3.24    No Other Representations or Warranties. Except for the representations and warranties set forth in this Article III, neither the Company nor any other Person makes any express or implied representation or warranty with respect to the Company or the Company Subsidiaries, or their respective businesses, operations, assets, liabilities or conditions (financial or otherwise) or prospects, notwithstanding the delivery or disclosure to Parent, Merger Sub or any of their respective Representatives or affiliates of any documentation, forecasts or other information, the Company hereby disclaims any such other representations and warranties, and each of Parent and Merger Sub acknowledge the foregoing. In particular, and without limiting the generality of the foregoing, except for the representations and warranties set forth in this Article III, neither the Company nor any other Person makes or has made any express or implied representation or warranty to Parent, Merger Sub or any of their respective Representatives or affiliates with respect to (a) any financial projection, forecast, estimate, budget, or prospective information relating to the Company, any of the Company Subsidiaries or their respective businesses or (b) any oral or written information presented to Parent, Merger Sub or any of their respective Representatives or affiliates in the course of their due diligence investigation of the Company, the negotiation of this Agreement or the course of the Transactions. The Company acknowledges and agrees that, except for the representations and warranties contained in Article IV, none of Parent, Merger Sub or any other Person on behalf of Parent or Merger Sub makes any other express or implied representation or warranty with respect to Parent or Merger Sub.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES
OF PARENT AND MERGER SUB
Except as set forth in the disclosure schedule delivered by Parent to the Company immediately prior to the execution of this Agreement (the “Parent Disclosure Letter”), Parent and Merger Sub represent and warrant to the Company, jointly and severally, as set forth in this Article IV. Each disclosure set forth in the Parent Disclosure Letter shall qualify or modify each of the representations and warranties set forth in this Article IV to the extent the applicability of the disclosure to such other section is reasonably apparent from the text of the disclosure made.
Section 4.1    Organization and Qualification. Each of Parent and Merger Sub is a legal entity duly organized, validly existing and in good standing (with respect to jurisdictions which recognize such concept) under the laws of the jurisdiction in which it is organized and has the requisite corporate or other power, as the case may be, and authority to conduct its business as now being conducted, except for those jurisdictions where the failure to be so organized, existing or in good standing, individually or in the aggregate, would not impair in any material respect the ability of each of Parent and Merger Sub, as the case may be, to perform its obligations under this Agreement or prevent or materially delay the consummation of the Transactions.
Section 4.2    Authorization; Validity of Agreement; Necessary Action. Each of Parent and Merger Sub has all necessary corporate or other entity power and authority to execute and deliver this Agreement and the Statutory Merger Agreement, and to perform its respective obligations hereunder and thereunder and to consummate the Transactions. The execution, delivery and performance by Parent and Merger Sub of this Agreement and the Statutory Merger Agreement, and the consummation by each of them of the Transactions, have been duly and validly authorized by all necessary action on the part of Parent and Merger Sub. No other action on the part of either Parent or Merger Sub is necessary to authorize the execution and delivery by Parent and Merger Sub of this Agreement and the Statutory Merger Agreement, and the consummation of the Transactions, except for, in the case of the consummation of the Merger, obtaining the approval of this Agreement by Parent in its capacity as the sole shareholder of Merger Sub (which approval shall be provided by the Merger Sub shareholder written consent to be executed by Parent immediately following execution of this Agreement), executing and delivering the Statutory Merger Agreement and filing the Merger Application with the Registrar pursuant to the Bermuda Companies Act. This Agreement has been duly executed and delivered by Parent and Merger Sub and, assuming due and valid authorization, execution and delivery hereof by the Company, is the valid and binding obligation of each of Parent and Merger Sub enforceable against each of them in accordance with its terms, except that the enforcement hereof may be limited by the Enforceability Exceptions.

Section 4.3    Consents and Approvals; No Violations. None of the execution, delivery or performance of this Agreement or the Statutory Merger Agreement by Parent and Merger Sub, the consummation by Parent and Merger Sub of the Merger or any other Transactions or compliance by Parent or Merger Sub with any of the provisions of this Agreement will (a) conflict with or result in any breach of any provision of the organizational or governing documents of Parent or Merger Sub, (b) require any filing or notification by Parent or any of its Subsidiaries with or to, or the obtaining of any permit, authorization, consent, approval or waiting period expiration or termination of, any Governmental Entity (except for (i) compliance with any applicable requirements of the Exchange Act, including such filings with the SEC as may be required to be made on behalf of Parent and Merger Sub in connection with this Agreement and the Merger, (ii) compliance with the applicable rules and regulations of the NASDAQ Global Select Market and the Prague Stock Exchange, (iii) the filing of the Merger Application with the Registrar pursuant to the Bermuda Companies Act, (iv) the approval of the Bermuda Monetary Authority pursuant to the Exchange Control Act 1972 and related regulations regarding the change of ownership of the Company, (v) the Required Competition Approvals, (vi) the Required Communications Approvals and (vii) compliance with applicable state securities or blue sky laws), (c) automatically result in a modification, violation or breach of, or constitute (with or without notice or lapse of time or both) a default, or give rise to any right, including any right of termination, amendment, cancelation or acceleration, under, any of the terms, conditions or provisions of any material contract to which Parent or any of its Subsidiaries is a party or (d) violate any order, writ, injunction, decree or Law applicable to Parent or Merger Sub, any of their Subsidiaries, or any of their properties or assets; except in each of clauses (b), (c) or (d) where (1) any failure to obtain such permits, authorizations, consents or approvals, (2) any failure to make such filings or (3) any such modifications, violations, rights, breaches or defaults would not, individually or in the aggregate, impair or delay in any material respect the ability of each Parent or Merger Sub to perform its obligations under this Agreement, as the case may be, or prevent or materially delay the consummation of the Transactions.
Section 4.4    Litigation. As of the date hereof, there is no Legal Proceeding pending against (or, to the knowledge of Parent, threatened against or naming as a party thereto) Parent or any of its Subsidiaries, nor, to the knowledge of Parent, is there any investigation of a Governmental Entity pending or threatened against Parent or any of its Subsidiaries, and none of Parent or any of its Subsidiaries is subject to any outstanding order, writ, injunction, decree or arbitration ruling or judgment of a Governmental Entity, in each case, which would, individually or in the aggregate, impair or delay in any material respect the ability of each of Parent and Merger Sub to perform its obligations under this Agreement, as the case may be, or prevent or materially delay the consummation of the Transactions.

Section 4.5    Information in the Proxy Statement. None of the information supplied by Parent, Merger Sub or any affiliate or Representative of Parent or Merger Sub, expressly for inclusion or incorporation by reference in the Proxy Statement (or any amendment thereof or supplement thereto) will, on the date of filing with the SEC, at the time the Proxy Statement is first mailed and at the time of the Shareholders Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements made therein, in light of the circumstances under which they are made, not misleading. Neither Parent nor Merger Sub makes any representation or warranty with respect to any information supplied by any other Person that is included in the Proxy Statement.
Section 4.6    Ownership of Company Capital Stock. None of the Guarantor, Parent, Merger Sub or any of their respective Subsidiaries beneficially owns (within the meaning of Section 13 of the Exchange Act and the rules and regulations promulgated thereunder), or will prior to the Closing Date beneficially own, any Shares, or is a party, or will prior to the Closing Date become a party, to any contract, other arrangement or understanding (whether written or oral) (other than this Agreement and the Voting Agreement) for the purpose of acquiring, holding, voting or disposing of any Shares.
Section 4.7    Sufficient Funds.
(a)    Parent has delivered to the Company true, correct and complete copies of (i) the executed Debt Financing Documents, pursuant to which, and subject to the terms and conditions thereof, the lender parties thereto have agreed to lend the amounts set forth therein to Merger Sub for the purpose of funding the Transactions (the “Debt Financing”) and (ii) the executed Equity Commitment Letter from a certain person (the “Equity Investor”) relating to the commitment of the Equity Investor to provide cash equity in the aggregate amount set forth therein for the purpose of funding the Transactions (the “Equity Financing” and, together with the Debt Financing, the “Financing”). The Equity Commitment Letter provides, and will continue to provide until such time as this Agreement or the Equity Commitment Letter is terminated, that the Company is a third party beneficiary thereof as set forth therein.

(b)    As of the date hereof: (i) each of the Financing Documents is in full force and effect and has not been withdrawn, terminated or rescinded in any respect or otherwise amended, supplemented or modified in any respect; (ii) each of the Financing Documents is a legal, valid and binding obligation of Merger Sub and Parent, and (in the case of the Debt Financing Documents only, to the knowledge of Merger Sub and Parent) the other parties thereto; (iii) each of the Debt Financing Documents delivered to the Company is a correct and complete copy (as amended through the date hereof), except that certain portions of the Debt Financing Documents have been redacted with respect to certain fees and similar arrangements which do not affect the amount, availability or conditionality of the Debt Financing; (iv) except for the Financing Documents delivered to the Company, there are no side letters or other agreements, contracts or arrangements that could affect the amount, availability or conditionality of the Financing, to which Merger Sub, Parent, or any of their respective affiliates is a party and (v) assuming the satisfaction of the conditions to Merger Sub’s and Parent’s obligation to consummate the Merger, to the knowledge of Merger Sub and Parent, no event has occurred which, with or without notice, lapse of time or both, would reasonably be expected to (A) constitute a default or breach on the part of Merger Sub, Parent or their respective affiliates (solely with respect to the Equity Financing), and, in the case of the Debt Financing Documents only, to the knowledge of Merger Sub and Parent, any of the other parties thereto, under any term of the Financing Documents, (B) result in a failure of any condition of the Financing Documents or (C) result in any portion of the Financing contemplated thereby to be unavailable. Merger Sub and Parent have fully paid any and all commitment fees or other fees or deposits required by the Financing Documents to be paid on or before the date hereof. Assuming the satisfaction of the conditions to Parent’s obligation to consummate the Merger, the aggregate net proceeds of the Financing will be sufficient for the satisfaction of all of Merger Sub’s and Parent’s obligations under this Agreement, including the payment in cash of the aggregate Merger Consideration pursuant to Section 2.1 and all amounts to be paid pursuant to Section 2.4, the payment of all amounts required to satisfy Parent’s obligations pursuant to Section 6.12 and as described in Schedule 6.12 of the Company Disclosure Letter, the payment of all associated reasonable costs and Expenses (including the Expenses payable by Parent pursuant to Section 9.3) and the payment of all other amounts required to be paid by Parent and Merger Sub in connection with the consummation of the Transactions. There are no conditions precedent or other contingencies related to the funding or investing, as applicable, of the full amount of the Financing, other than as expressly set forth in the Financing Documents. As of the date hereof, assuming the satisfaction of the conditions to Merger Sub’s and Parent’s obligation to consummate the Merger, neither Merger Sub nor Parent has any reason to believe that any of the conditions to the Financing will not be satisfied or that the full amount of the Financing will not be available to Merger Sub on the date of the Closing.

(c)    Neither Merger Sub nor Parent is a party to any contract or arrangement which expressly limits or restricts the ability of any Person to provide debt financing for other potential purchasers of the Company.
(d)    Concurrently with the execution of this Agreement, Parent has delivered to the Company the limited guarantee of the Equity Investor with respect to certain matters on the terms specified therein (the “Guarantee” and, such Equity Investor as a signatory to the Guarantee, the “Guarantor”). The Guarantee is in full force and effect and constitutes the legal, valid and binding obligation of the Equity Investor, enforceable in accordance with its terms, subject to the Enforceability Exceptions, and has not been amended, withdrawn or rescinded in any respect. No event has occurred that would reasonably be expected to result in a breach of, or a default under, the Guarantee on the part of the Equity Investor. Each of Merger Sub and Parent, and, to the knowledge of Merger Sub and Parent, the Equity Investor, has complied and is in compliance in all material respects with applicable anti-money laundering Laws.
Section 4.8    Ownership and Operations of Merger Sub. Parent owns beneficially and of record all of the outstanding share capital of Merger Sub. Merger Sub was formed solely for the purpose of engaging in the Transactions, has engaged in no other business activities, has conducted its operations only as contemplated hereby, and has not incurred any liabilities or other obligations (other than to the Company pursuant to this Agreement or otherwise in connection with the consummation of the Transactions).
Section 4.9    Brokers and Other Advisors. Other than J.P. Morgan Securities plc (the fees and expenses of which shall be paid by Parent), no broker, investment banker, financial advisor, agent or other Person is entitled to any broker’s, finder’s, financial advisor’s, agent’s or other similar fee or commission in connection with the Transactions based upon arrangements made by or on behalf of Parent, Merger Sub or any of their Subsidiaries.
Section 4.10    No Agreements with Shareholders. Other than the Voting Agreement, none of the Guarantor, Parent, Merger Sub or any of their respective Subsidiaries or any other Person on behalf of Parent or Merger Sub or their respective affiliates has entered into any contract, commitment, agreement, instrument, obligation, arrangement, understanding or undertaking, whether written or oral, with any shareholder of the Company (where such shareholder has entered into such contract, commitment, agreement, instrument, obligation, arrangement, understanding or undertaking in his or her or its capacity as a shareholder of the Company), including any “lock up” or similar arrangements pertaining to the Capital Stock of the Company held by such shareholder.

Section 4.11    No Agreements with Management. Other than this Agreement, as of the date hereof, there are no contracts, commitments, agreements, instruments, obligations, arrangements, understandings or undertakings, whether written or oral, between the Guarantor, Parent or Merger Sub or any of their respective Subsidiaries or Representatives, on the one hand, and any member of the Company’s management or the Company Board of Directors, on the other hand, relating in any way to the Transactions or the operations of the Company after the Effective Time.

Section 4.12    Solvency. Assuming that (a) the conditions to the obligation of Parent and Merger Sub to consummate the Merger set forth in Sections 7.1 and 7.2 have been satisfied or waived, (b) the Required Information fairly presents the consolidated financial condition of the Company as at the end of the periods covered thereby and the consolidated results of earnings of the Company for the periods covered thereby, (c) the compliance by the Company with its obligations hereunder and (d) the representations and warranties of the Company in Article III are accurate, after giving effect to the Transactions, including the Financing, any alternative financing and the payment of the aggregate Merger Consideration pursuant to Section 2.1, all amounts to be paid pursuant to Section 2.4, the payment of all amounts required to satisfy Parent’s obligations pursuant to Section 6.12 and as described in Schedule 6.12 of the Company Disclosure Letter, the payment of all associated reasonable costs and Expenses (including the Expenses payable by Parent pursuant to Section 9.3) and the payment of all other amounts required to be paid by Parent and Merger Sub in connection with the consummation of the Transactions and to allow Merger Sub and Parent to perform all of their obligations under this Agreement, the Surviving Company will be Solvent as of and after the Effective Time. For the purposes of this Agreement, the term “Solvent” means that, as of any date of determination and with respect to any Person: (a) the fair value of the assets of such Person and its Subsidiaries, on a consolidated basis, is greater than the total amount of liabilities, including contingent liabilities, of such Person and its Subsidiaries, on a consolidated basis, (b) the present fair saleable value of the assets of such Person and its Subsidiaries, on a consolidated basis, is not less than the amount that will be required to pay the probable liability of such Person and its Subsidiaries, on a consolidated basis, on their debts and liabilities as they become absolute and matured, (c) such Person and its Subsidiaries, on a consolidated basis, are not engaged in business or a transaction, and are not about to engage in business or a transaction, for which such Person’s and its Subsidiaries’ assets, on a consolidated basis, would constitute unreasonably small capital and (d) such Person and its Subsidiaries, on a consolidated basis, do not intend to, and do not believe that they will, incur debts or liabilities beyond their ability to pay such debts and liabilities as they mature; provided that the amount of any contingent liability at any time shall be computed as the amount that, in light of all of the facts and circumstances existing at such time, represents the amount that can reasonably be expected to become an actual or matured liability (irrespective of whether such contingent liabilities meet the criteria for accrual under Statement of Financial Accounting Standard No. 5).

Section 4.13    Investigation; Limitation on Warranties; Disclaimer of Other Representations and Warranties. Each of Parent and Merger Sub has conducted its own independent review and analysis of the business, operations, assets, intellectual property, technology, liabilities, results of operations, financial condition and prospects of the Company and the Company Subsidiaries and acknowledges that each of Parent and Merger Sub has been provided access to personnel, properties, premises and records of the Company and the Company Subsidiaries for such purposes. In entering into this Agreement, each of Parent and Merger Sub has relied solely upon its independent investigation and analysis of the Company and the Company Subsidiaries, and each of Parent and Merger Sub acknowledges and agrees that it has not been induced by and has not relied upon, and specifically disclaims reliance upon, any representations, warranties or statements, whether express or implied, made by the Company, any Company Subsidiaries, or any of their respective affiliates, shareholders, controlling persons or Representatives that are not expressly set forth in this Agreement, whether or not such representations, warranties or statements were made in writing or orally. Parent and Merger Sub each acknowledge and agree that, except for the representations and warranties expressly set forth in Article III, (a) the Company does not make, or has not made, any representations or warranties relating to itself, the Company Subsidiaries or its or their respective businesses or otherwise in connection with the Merger and Parent and Merger Sub are not relying on, and specifically disclaim reliance upon, any representation or warranty except for those expressly set forth in Article III, (b) no Person has been authorized by the Company to make any representation or warranty relating to itself, the Company Subsidiaries or its or their respective businesses or otherwise in connection with the Merger, and if made, such representation or warranty must not be relied upon by Parent or Merger Sub as having been authorized by such party and (c) any estimates, projections, predictions, data, financial information, memoranda, presentations or any other materials or information provided or addressed to Parent, Merger Sub or any of their Representatives are not and shall not be deemed to be or include representations or warranties unless any such materials or information is the subject of any express representation or warranty set forth in Article III.

ARTICLE V

CERTAIN COVENANTS OF THE COMPANY
Section 5.1    Conduct of Business by the Company Pending the Closing. The Company agrees that between the date of this Agreement and the Effective Time or the date, if any, on which this Agreement is terminated pursuant to Section 8.1 (the “Pre-Closing Period”), except (i) as set forth in Schedule 5.1 of the Company Disclosure Letter, (ii) as expressly required pursuant to this Agreement, (iii) as may be required by applicable Law, (iv) as contemplated by the Curaçao Restructuring or (v) as consented to in writing by Parent (which consent shall not be unreasonably withheld, delayed or conditioned) (the “Exceptions”), the Company shall, and shall cause each of the Company Subsidiaries to, conduct its and their businesses in all material respects in the ordinary course of business and in compliance, in all material respects, with all applicable Laws. Without limiting the generality of the foregoing and other than pursuant to one or more of the Exceptions, during the Pre-Closing Period, without the prior written consent of Parent (which consent shall not be unreasonably withheld, delayed or conditioned) the Company shall not, and shall not permit any Company Subsidiary (where applicable) to:
(a)    amend, or authorize or propose to amend, the Company Governing Documents or the comparable organizational or governing documents of any Company Subsidiary;
(b)    split, combine, subdivide, recapitalize or reclassify any shares of the Company’s Capital Stock or any capital stock or other ownership interests of any Company Subsidiary;
(c)    declare, set aside, set a record date for, authorize or pay any dividend or other distribution payable in cash, equity, property or otherwise (or any combination thereof) with respect to the Company’s Capital Stock or any capital stock or other ownership interests of any Company Subsidiary (except for any dividend or other distribution by a Company Subsidiary to the Company or any other Company Subsidiary);

(d)    directly or indirectly redeem, purchase or otherwise acquire, or offer to redeem, purchase or otherwise acquire, or modify or amend the terms of, any Equity Interests, except (i) from holders of Company Options in full or partial payment of any exercise price and any applicable Taxes payable by such holder upon exercise of the Company Options to the extent required or permitted under the terms of such Company Options, (ii) from holders of Company RSUs to the extent required or permitted under the terms of such Company RSUs in full or partial payment of any purchase price and any applicable Taxes payable by such holder upon the lapse of restrictions on the Company RSUs or (iii) acquisitions of Equity Interests by any Company Subsidiary in any Company Subsidiary pursuant to contractual obligations existing as of the date hereof;
(e)    authorize for issuance, issue, grant, sell, encumber, deliver, transfer or dispose of, or propose, agree to commit to or authorize the issuance, grant, sale, encumbrance, delivery, transfer or disposition of any Equity Interests, or grant to any Person any right the value of which is based on the value of Shares or other capital stock, other than the issuance of Shares reserved for issuance on the date hereof pursuant to the exercise of the Company Options or vesting of Company RSUs outstanding as of the date hereof;
(f)    acquire or agree to acquire (whether pursuant to merger, consolidation, stock or asset purchase or otherwise) in one transaction or any series of related transactions any equity interests of any Person or any business, division or assets of any Person, except for any such purchases of assets in the ordinary course of business;
(g)    transfer, lease, license, sell, mortgage, pledge, covenant not to assert, abandon, allow to lapse, dispose of, or encumber any of its material assets or material Owned Company Intellectual Property, other than (i) sales, leases, covenants not to assert and licenses of assets or Owned Company Intellectual Property in the ordinary course of business, and (ii) dispositions of assets no longer used in the operation of the business;

(h)    (i) incur, create, assume or otherwise become liable for, or modify in any material respect, any long-term or short-term Indebtedness, including by way of the issuance of any bonds, debentures, notes or similar instruments or calls, options, warrants or other rights to acquire any such debt securities, (ii) assume, guarantee, endorse or otherwise become liable or responsible (whether directly, contingently or otherwise) for the obligations of any other Person that is not a Company Subsidiary or enter into any “keep well” or other agreement to maintain the financial condition of another Person (other than a Company Subsidiary), (iii) modify in any material respect or change the material terms or extend the maturity of any Indebtedness (including refinancing any existing Indebtedness), (iv) make any loans, advances or capital contributions to, or investments in, any other Person (other than to or in a Company Subsidiary or advances to employees in the ordinary course of business), (v) cancel any Indebtedness or waive any claims or rights thereunder, or (vi) create or suffer to exist any Lien (other than Permitted Liens) on any assets, tangible or intangible, of the Company or any Company Subsidiary, in each case (clauses (i) through (vi)), except for, and other than in connection with, (A) intercompany Indebtedness among the Company and any wholly owned Company Subsidiaries, (B) Indebtedness for borrowed money under the Company’s credit facilities existing as of the date hereof incurred in the ordinary course of business for working capital purposes, (C) letters of credit issued in the ordinary course of business, (D) the extension, renewal or replacement of capital leases in the ordinary course on comparable terms and conditions as those capital leases existing as of the date of this Agreement, (E) repayment of existing Indebtedness in the ordinary course of business, if such repayment does not require the payment of any pre-payment or other similar fee pursuant to the terms of such Indebtedness (except for the cost of terminating any swaps in connection with any such repayment), (F) incurrence of Indebtedness in accordance with the Second Amended and Restated Revolving Loan Facility Credit Agreement, dated as of April 26, 2018, among the Company, as borrower, the lenders party thereto from time to time, and Time Warner Inc. (n/k/a Warner Media, LLC), as administrative agent;

(i)    except (i) as required by the existing terms of any Company Benefit Plan in effect on the date hereof, or (ii) to the extent necessary to comply with applicable Law (A) increase the salary or target bonus of any of the current or former directors, officers, employees or consultants of the Company or the Company Subsidiaries other than annual increases in salary or compensation of such individuals that do not exceed 4% in the aggregate, or increase in any manner the pension or other similar benefits, severance or termination pay of any of the current or former directors, officers, employees or consultants of the Company or the Company Subsidiaries; (B) become a party to, establish, amend, commence participation in, terminate or commit itself to the adoption of any stock option plan or other stock-based compensation plan, or any compensation, severance, pension, retirement, profit-sharing, welfare benefit, or other employee benefit plan or agreement with or for the benefit of any current or former directors, officers, employees or consultants of the Company or the Company Subsidiaries (or newly hired employees); (C) accelerate the vesting of or lapsing of restrictions with respect to any stock-based compensation or other long-term incentive compensation under any Benefit Plan; (D) grant any new awards under any Benefit Plan, provided that the Company or the applicable Company Subsidiary may offer cash awards to eligible employees having a value of annual grants to such employees that do not exceed in the aggregate 103% of the value of the total annual grant to any such employees in the immediately preceding year (without giving effect to accelerated vesting of stock-based compensation in 2018), which awards would be payable at the same times and upon substantially similar terms and conditions as Company RSUs; (E) amend or modify any outstanding award under any Benefit Plan; (F) enter into, amend or terminate any collective bargaining agreement or other agreement with a labor union, works council or similar organization; (G) enter into any agreement or arrange for the creation of any rabbi trust or similar arrangement, other than any rabbi trust or similar arrangement contemplated by existing employment agreements or otherwise existing as of the date hereof; (H) materially change any actuarial or other assumptions used to calculate funding obligations with respect to any Benefit Plan that is required by applicable law to be funded or change the manner in which contributions to such plans are made or the basis on which such contributions are determined, except as may be required by GAAP or applicable Law; (I) forgive any loans, or issue any loans (other than routine advances issued in the ordinary course of business) to any of its or the Company Subsidiaries’ directors, officers, contractors or employees or (J) hire or engage any new employee or consultant or terminate the employment or engagement, other than for cause, of any employee or consultant if such new employee or consultant will receive total annual compensation in excess of $200,000 (it being understood that any stock-based compensation granted to any new employee or consultant will be paid in cash based on the value of such compensation (and not through the grant of Equity Interests) and will be payable at the same times and upon substantially similar terms and conditions as Company RSUs);

(j)    except (i) as set forth on the Company or applicable Company Subsidiary’s budget for the relevant period or (ii) for any transactions permitted under Section 5.1(f), make, authorize, enter into any commitment for or incur any capital expenditures in excess of (A) $2,000,000 with respect to the Company Subsidiaries set forth on Schedule 5.1(j)(A) of the Company Disclosure Letter and (B) $5,000,000 with respect to the Company and the Company Subsidiaries set forth on Schedule 5.1(j)(B) of the Company Disclosure Letter; provided, that such capital expenditures (clauses (A) and (B)) shall not exceed $10,000,000 in the aggregate with respect to the Company and the Company Subsidiaries, taken as a whole;
(k)    enter into (i) any new line of business outside of (A) the business conducted by the Company and the Company Subsidiaries as of the date of this Agreement, (B) any reasonable extension of such businesses and (C) any businesses reasonably related, ancillary or complementary thereto or (ii) any agreement or arrangement (including any non-compete or exclusivity agreement) that limits or otherwise restricts the Company or the Company Subsidiaries or any successor thereto from operating, engaging or competing in any material line of business in which such Person is currently engaged or in any geographic area material to the business or operations of such Person;
(l)    change any of the accounting methods used by it or change its fiscal year, except for such changes required by any change in GAAP or applicable Laws or by any Governmental Entity;
(m)    make any material Tax election, prepare any material Tax Return in a manner which is inconsistent with the past practices of the Company (or such Company Subsidiary, as applicable) with respect to the treatment of items on such Tax Return, file any amended Tax Return resulting in a liability for a material amount of Tax or change any annual Tax accounting period, in each case, other than in the ordinary course of business;
(n)    settle or compromise any pending or threatened litigation, audit, claim or action against the Company or any of the Company Subsidiaries (including any audit, examination or other proceeding with respect to Taxes) that (i) would impose on the Company or any Company Subsidiary a monetary obligation (without giving effect to insurance proceeds receivable) in excess of (A) the greater of $2,000,000 individually or the amount reserved against such matter in the most recent financial statements (or the notes thereto) of the Company included in the Company’s Quarterly Report on Form 10-Q for the fiscal quarter ending on September 30, 2019 or (B) $8,000,000 in the aggregate or (ii) involves any (A) injunctive or equitable relief that would impose material restrictions on the operations or business of the Company and the Company Subsidiaries, taken as a whole, as conducted on the date hereof or (B) admission of wrongdoing or criminal act;

(o)     (i) renew, extend, modify, amend, cancel or terminate any Company Material Contract, in each case other than in the ordinary course of business, (ii) waive, release or assign (other than to affiliates of the Company) any rights under any Company Material Contract in a manner that would materially reduce the expected economic benefits thereof to the Company and the Company Subsidiaries, taken as a whole, or (iii) enter into any Contract which, if entered into prior to the date of this Agreement, would constitute a Company Material Contract, other than Contracts entered into in the ordinary course of business that have comparable terms to existing Company Material Contracts of the same type; provided, that, solely for the purposes of this Section 5.1(o), the term “Company Material Contract” shall be read to include (x) any Contract relating to local productions (including local fiction, reality or production services Contracts) which is a sale, transfer, out-license, assignment or other disposal of its rights relating to local productions, or is a purchase, in-license or other acquisition of rights relating to local productions, where the annual revenue or cost to the Company or any Company Subsidiary from such Contract exceeds (or is expected to exceed) $3,000,000 for fiscal year 2019 (with respect to such Contract entered into prior to the date of this Agreement) or fiscal year 2019 and/or any fiscal year thereafter (with respect to such Contract entered into after the date of this Agreement) and (y) Contracts that would have been included in the definition thereof pursuant to clauses (xiii), (xiv), (xv) and (xvi) of Section 3.13(a), in each case, if the reference to “$5,000,000” therein was replaced with a reference to “$3,000,000” (and with the reference to “fiscal year 2019” in the cases of the foregoing clauses (xiv) and (xv) (with respect to such Contracts entered into after the date of this Agreement) replaced with “fiscal year 2019 or any fiscal year thereafter”, and the reference to “September 30, 2019” in the case of the foregoing clause (xvi) (with respect to such Contracts entered into after the date of this Agreement) replaced with “September 30, 2019 and/or any applicable date thereafter”); provided, further that, notwithstanding anything to the contrary contained herein, Parent’s consent to any action contemplated by this Section 5.1(o) shall be deemed to be granted on the third business day following the Company’s notice requesting such consent unless Parent shall have denied such consent in writing within such three business day period;

(p)    implement any employee layoffs or plant closings that would reasonably be expected to trigger notification requirements pursuant to applicable Laws;
(q)    adopt a plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization of the Company or any Company Subsidiary (other than the Merger or as permitted by Section 5.2);
(r)    enter into any Contract (other than the Voting Agreement) with respect to the voting or registration of shares of the Company’s or any Company Subsidiary’s capital stock or securities; or
(s)    enter into any agreement, contract, commitment or arrangement to do any of the foregoing, or authorize, resolve or agree to do any of the foregoing.

Section 5.2    Solicitation.
(a)    Except as expressly permitted by this Section 5.2, until the earlier to occur of the termination of this Agreement pursuant to Article VIII and the Effective Time, the Company shall not, and shall cause the Company Subsidiaries not to, and shall use reasonable best efforts to cause its or their respective Representatives not to, directly or indirectly, (i) solicit, knowingly encourage, knowingly facilitate, knowingly induce or initiate the making or submission of, any inquiry, proposal or offer that is intended, or could reasonably be expected, to constitute, result in or lead to any Competing Proposal or the announcement of a Competing Proposal, (ii) enter into, continue or otherwise participate in any discussions or negotiations regarding, or furnish to any Person any information with respect to, any Competing Proposal or (iii) approve, endorse or recommend, or propose publicly to approve, endorse or recommend, a Competing Proposal or an inquiry, proposal or offer that is intended, or could reasonably be expected, to lead to a Competing Proposal, or declare advisable, execute or enter into any letter of intent, memorandum of understanding, agreement in principle, confidentiality agreement, merger agreement, acquisition agreement, exchange agreement, joint venture agreement, partnership agreement, collaboration agreement, option agreement or other similar agreement for or with respect to a Competing Proposal. The Company shall, and shall cause each of the Company Subsidiaries to, and shall use reasonable best efforts to cause its and their respective Representatives to, (A) immediately cease and cause to be terminated all existing discussions or negotiations with any Person conducted heretofore with respect to any Competing Proposal, (B) request the prompt return or destruction of all confidential information previously furnished by or on behalf of the Company and the Company Subsidiaries in connection therewith, (C) terminate any access by any Person (other than Parent and its affiliates) to any physical or electronic data room relating to the Company or any Company Subsidiary and (D) not terminate, waive, amend, release or modify any provision of any confidentiality or standstill agreement to which it or any of its affiliates or Representatives is a party with respect to any Competing Proposal, and enforce the provisions of any such agreement; provided that, in the case of this clause (D), the Company shall be permitted to waive, amend or modify any confidentiality or standstill agreement to the extent necessary to permit a Competing Proposal to be made confidentially to the Company Board of Directors if and to the extent the Company Board of Directors determines in good faith (after consultation with outside legal counsel and upon the recommendation thereof by the Special Committee) that the failure to so waive, amend or modify such confidentiality or standstill agreement would be inconsistent with its fiduciary duties under applicable Law and the Company promptly (and in any event no later than one business day thereafter) notifies Parent thereof after taking such action. The Company agrees and acknowledges that any violation of the restrictions contained in this Section 5.2 by any Company Subsidiary, or any of the Company’s or any Company Subsidiary’s respective Representatives, shall be deemed to be a breach of this Section 5.2.

(b)    Except as otherwise provided in this Agreement, neither the Company Board of Directors nor any committee thereof (including the Special Committee) shall (i) (A) withdraw, qualify, amend, or modify, or otherwise propose publicly to withdraw, qualify, amend, or modify, in each case in a manner adverse to Parent or Merger Sub, the Company Board Recommendation or take any public action or make any public statement inconsistent with the Company Board Recommendation, (B) adopt, approve, recommend, endorse or otherwise declare advisable, or publicly propose to adopt, approve, recommend, endorse or otherwise declare advisable, the adoption of any Competing Proposal, (C) fail to include the Company Board Recommendation in the Proxy Statement, (D) make any public recommendation in connection with a tender offer or exchange offer that is subject to Regulation 14D under the Exchange Act other than a recommendation in a Solicitation/Recommendation Statement on Schedule 14D-9 against such tender offer or exchange offer, (E) if a Competing Proposal (other than a Competing Proposal subject to Regulation 14D) shall have been publicly announced or disclosed, fail to recommend against such Competing Proposal or fail to reaffirm the Company Board Recommendation on or prior to the earlier of (x) 10 business days after such Competing Proposal shall have been publicly announced or disclosed and (y) five business days prior to the Shareholders Meeting or (F) resolve, agree or propose to take any such actions (each such action set forth in this Section 5.2(b)(i) being referred to herein as a “Change of Recommendation”) or (ii) cause or authorize the Company to enter into any definitive or binding agreement relating to a Competing Proposal (other than an Acceptable Confidentiality Agreement entered into in accordance with Section 5.2(c)).

(c)     Notwithstanding anything to the contrary contained in this Agreement, including the limitations set forth in Section 5.2(b), if at any time prior to obtaining the Requisite Shareholder Approval, the Company receives an unsolicited, bona fide written Competing Proposal after the date hereof that has not been withdrawn and that did not result from a breach of this Section 5.2, the Company and its Representatives acting on behalf of the Company may contact the Person making such Competing Proposal to clarify the terms and conditions thereof, and if the Company Board of Directors shall have determined in good faith (after consultation with the Company’s outside legal counsel and financial advisor and upon the recommendation thereof by the Special Committee) that such Competing Proposal constitutes, or would reasonably be expected to constitute, result in or lead to a Superior Proposal, the Company and its Representatives acting on behalf of the Company may take the following actions: (A) provide to the Person making such Competing Proposal access to the business, properties, assets, books, records or information (including any non-public information), or to any personnel, of the Company or any of the Company Subsidiaries, if, and only if, prior to so providing such access, the Company receives from such Person an executed Acceptable Confidentiality Agreement and (B) engage in discussions or negotiations with such Person with respect to such Competing Proposal; provided that, as promptly as practicable (but in no event later than 48 hours) following the Company taking such actions as described in clauses (A) and (B) above, the Company shall (1) provide written notice to Parent of the determination of the Company Board of Directors made as required above, and (2) provide to Parent any material non-public information concerning the Company provided to such Person which was not previously provided to Parent or its Representatives. The Company shall promptly (and in any event within 48 hours) after receipt of any Competing Proposal or any request for non-public information or any inquiry, offer or proposal that could reasonably be expected to constitute, result in or lead to a Competing Proposal, notify Parent in writing of the material terms and conditions of such Competing Proposal or request, inquiry, offer or proposal, and the identity of the Person making such Competing Proposal or request, inquiry, offer or proposal. The Company shall (x) keep Parent reasonably informed on a prompt basis (and in any event within 48 hours) of any material changes or developments in any such Competing Proposal, request, inquiry, offer or proposal and (y) provide Parent on a prompt basis (and in any event within 48 hours of receipt) with unredacted copies of such Competing Proposal, request, inquiry, offer or proposal (including all amendments or proposed amendments, schedules and exhibits thereto) relating to any such Competing Proposal or, if not in writing, a written description of the material terms and conditions of such Competing Proposal. The terms of the Confidentiality Agreement shall apply to any information provided to Parent, Merger Sub and their Representatives pursuant to this Section 5.2.

(d)    Notwithstanding anything to the contrary contained in this Agreement, including the limitations set forth in Section 5.2(b), at any time prior to obtaining the Requisite Shareholder Approval:
(i)    the Company Board of Directors may effect a Change of Recommendation or cause the Company to terminate this Agreement pursuant to Section 8.1(h) (provided, that the Company pays to Parent the applicable Company Termination Fee when and as provided herein) and enter into a definitive agreement with respect to a Superior Proposal if (A) the Company receives a Competing Proposal that did not result from a breach of this Section 5.2 and has not been withdrawn and that the Company Board of Directors determines in good faith (after consultation with the Company’s outside legal counsel and financial advisor and upon the recommendation thereof by the Special Committee) constitutes a Superior Proposal, (B) the Company Board of Directors determines in good faith (after consultation with outside legal counsel and upon the recommendation thereof by the Special Committee) that the failure to do so would be inconsistent with its fiduciary duties under applicable Law, (C) the Company shall have provided prior written notice to Parent, at least five business days in advance (the “Notice Period”), of its intention to effect such a Change of Recommendation or terminate this Agreement to enter into a definitive agreement with respect to such Superior Proposal, which notice shall specify the material terms and conditions of any such Superior Proposal (including the per share value of the consideration offered therein), and the Company shall have contemporaneously provided to Parent an unredacted copy of the relevant agreement (including all amendments or proposed amendments, schedules and exhibits thereto) relating to any such Superior Proposal, (D) prior to effecting such a Change of Recommendation or terminating this Agreement to enter into a definitive agreement with respect to such Superior Proposal, the Company shall, and shall direct its outside legal counsel and financial advisor to, during the Notice Period, negotiate with Parent and its affiliates in good faith (to the extent Parent and its affiliates also have notified the Company that they so seek to negotiate) to make such adjustments in the terms and conditions of this Agreement, the Financing Documents and the Guarantee, such that such Competing Proposal would cease to constitute a Superior Proposal, and (E) taking into account all adjustments to the terms of this Agreement that may be offered in writing by Parent pursuant to this Section 5.2(d)(i) as described above, the Company Board of Directors determines in good faith (after consultation with the Company’s outside legal counsel and financial advisor and upon the recommendation thereof by the Special Committee) that such Competing Proposal continues to constitute a Superior Proposal and (after consultation with outside legal counsel and upon the recommendation thereof by the Special Committee) that the failure to effect such a Change of Recommendation or terminate this Agreement to enter into a definitive agreement with respect to such Superior Proposal would continue to be inconsistent with its fiduciary duties under applicable Law (it being understood and agreed that any amendment to the financial terms or any other material term of such Superior Proposal shall require a new notice and a notice period that is the longer of two business days or the number of business days remaining in the current Notice Period); and
(ii)    other than in connection with a Competing Proposal, the Company Board of Directors may effect a Change of Recommendation in response to an Intervening Event if (A) the Company Board of Directors determines in good faith (after consultation with outside counsel and upon the recommendation thereof by the Special Committee) that the failure to do so would be inconsistent with its fiduciary duties under applicable Law, (B) the Company shall have provided prior written notice to Parent, at least five business days in advance, of its intention to effect such a Change of Recommendation, which notice shall specify in reasonable detail the Intervening Event and the reasons for such Change of Recommendation, (C) prior to effecting such a Change of Recommendation, the Company shall, and shall cause its outside legal counsel and financial advisor to, during the Notice Period, negotiate with Parent and its affiliates in good faith (to the extent Parent and its affiliates also have notified the Company that they so seek to negotiate) to make such adjustments in the terms and conditions of this Agreement, the Financing Documents and the Guarantee, such that the failure to make such a Change of Recommendation in response to such Intervening Event would no longer be inconsistent with the fiduciary duties of the Company Board of Directors under applicable Law and (D) taking into account all adjustments to the terms of this Agreement that may be offered in writing by Parent pursuant to this Section 5.2(d)(ii) as described above, the Company Board of Directors determines in good faith (after consultation with the Company’s outside legal counsel and financial advisor and upon the recommendation thereof by the Special Committee) that the failure to effect a Change of Recommendation in response to such Intervening Event would continue to be inconsistent with its fiduciary duties under applicable Law.

(e)    Nothing contained in this Section 5.2 or elsewhere in this Agreement shall prohibit the Company Board of Directors or any committee thereof (including the Special Committee) from (i) complying with its disclosure obligations under applicable Law with respect to a Competing Proposal, including taking and disclosing to its shareholders a position contemplated by Rule 14d-9 and 14e-2(a) promulgated under the Exchange Act (or any other similar communication to shareholders that is required by applicable Law in connection with the making or amendment of a Competing Proposal), (ii) making any “stop, look and listen” communication pursuant to Rule 14d-9(f) under the Exchange Act, which, in any event, shall not be deemed to constitute a Change of Recommendation or (iii) making any legally required disclosure to its shareholders regarding this Agreement or a Competing Proposal; provided, however, that, in any event, the Company Board of Directors shall not effect a Change of Recommendation except in accordance with Section 5.2(d).

Section 5.3    Proxy Statement. The Company shall prepare and file with the SEC, subject to prior notice to Parent, as promptly as reasonably practicable after the date hereof, a preliminary Proxy Statement relating to the Merger. The Proxy Statement shall comply as to form in all material respects with the applicable requirements of the Exchange Act and the rules and regulations of the SEC and Nasdaq. Prior to filing the Proxy Statement, or any dissemination thereof to the shareholders of the Company, and prior to responding to any comments from the SEC with respect thereto, the Company shall provide Parent and its counsel with a reasonable opportunity to review and to comment on such document or response, which the Company shall consider in good faith. The Proxy Statement shall be in form and substance reasonably satisfactory to each of the Company, Parent and Merger Sub. Each of Parent and Merger Sub shall furnish to the Company the information relating to it required by the Exchange Act to be included in the Proxy Statement. The Company shall obtain and furnish the information required to be included in the Proxy Statement, shall cause the Proxy Statement to be mailed to the Company’s shareholders at the earliest reasonably practicable date and shall use its reasonable best efforts (subject to Section 5.2(d)) to obtain the necessary approval of the Merger by its shareholders. The Company shall promptly notify Parent and Merger Sub upon the receipt of, and consult with Parent regarding, any comments from the SEC or its staff or any request from the SEC or its staff for amendments or supplements to the Proxy Statement and shall provide Parent with copies of all correspondence between it and its Representatives, on the one hand, and the SEC and its staff, on the other hand, relating to the Proxy Statement. The Company shall use its reasonable best efforts to resolve all SEC comments with respect to the Proxy Statement as promptly as practicable after receipt thereof. If, at any time prior to the Shareholders Meeting, any information relating to the Company, Parent, Merger Sub, any of their respective affiliates, this Agreement or the Transactions (including the Merger), should be discovered by the Company or Parent which should be set forth in an amendment or supplement to the Proxy Statement, so that the Proxy Statement shall not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading, the party that discovers such information shall promptly notify the other party, and an appropriate amendment or supplement describing such information shall be prepared by the Company and filed with the SEC, and to the extent required by applicable Law, disseminated to the shareholders of the Company. Subject to Section 5.2(d), the Proxy Statement shall include the Company Board Recommendation.

Section 5.4    Shareholder Approval. The Company, acting through the Company Board of Directors (or a committee thereof), shall, as promptly as reasonably practicable following the date hereof (and in any event no later than the later of (a) the tenth day after the preliminary Proxy Statement is filed with the SEC, if the SEC has not informed the Company that it will review the Proxy Statement, and (b) confirmation by the SEC that the SEC has no further comments on the Proxy Statement) take all action required under the Bermuda Companies Act, the Company Governing Documents and the applicable requirements of Nasdaq to establish a record date for, duly call and give notice of a meeting of its shareholders (the “Shareholders Meeting”) for the purpose of obtaining the Requisite Shareholder Approval, and shall use its reasonable best efforts to cause such meeting to occur as promptly as reasonably practicable, in each case, notwithstanding that a Change of Recommendation has been effected or the existence of a Competing Proposal. Unless the Company Board of Directors shall have effected a Change of Recommendation in accordance with Section 5.2 or this Agreement shall have been terminated in accordance with Article VIII, (a) the Company Board of Directors and the Special Committee shall recommend that the Company’s shareholders vote in favor of the approval of this Agreement, the Statutory Merger Agreement and the Merger and (b) the Company shall use its reasonable best efforts to obtain from its shareholders the Requisite Shareholder Approval. The Company agrees that no matters shall be brought before the Shareholders Meeting other than adoption of the Merger, this Agreement and the Statutory Merger Agreement, any related “golden parachute” vote under Rule 14a-21(c) of the Exchange Act and any related and customary procedural matters (including a proposal to adjourn the meeting to allow additional solicitation of votes).
Section 5.5    Curaçao Restructuring. The Company shall, and shall cause the Company Subsidiaries to, subject to obtaining any applicable third party consents, approvals or waivers, use reasonable best efforts to (a) cause all of the issued share capital of CME Media Enterprises B.V. to be held directly by the Company as promptly as practicable following the date of this Agreement and in any event no later than December 30, 2019 and (b) complete the dissolution of Central European Media Enterprises N.V. prior to the Effective Time (collectively, (a) and (b), the “Curaçao Restructuring”), in each case of (a) and (b), on such terms and subject to such conditions that are reasonably acceptable to Parent. In furtherance of the foregoing, the Company shall (x) use its reasonable best efforts to promptly obtain any third party consents, approvals or waivers necessary to effect the foregoing and (y) keep Parent reasonably apprised of, and consult with Parent (and consider Parent’s good faith advice), with respect to such transaction and any material decisions related thereto.

ARTICLE VI

ADDITIONAL AGREEMENTS OF THE PARTIES
Section 6.1    Access; Confidentiality. From the date of this Agreement until the Effective Time or the date, if any, on which this Agreement is terminated pursuant to Section 8.1, the Company shall, and shall cause the Company Subsidiaries to, and shall use its reasonable best efforts to cause its and their Representatives to, upon reasonable prior notice, give Parent and Merger Sub, their officers and a reasonable number of their employees and their authorized Representatives, reasonable access during normal business hours to the contracts, books, records, Tax Returns, analyses, projections, plans, systems, senior management, agents, commitments, offices and other facilities and properties of the Company and the Company Subsidiaries. The terms of the Confidentiality Agreement shall apply to any information provided to Parent, Merger Sub and their Representatives pursuant to this Section 6.1. Notwithstanding anything to the contrary set forth herein, the Company shall not be required to provide access to, or to disclose information, where such access or disclosure would (a) jeopardize the attorney-client privilege of the Company or (b) contravene any applicable Law or contractual restriction; provided, that in the event that the Company does not provide access or disclose information in reliance on this sentence, it shall provide notice to Parent that it is withholding such access or information and shall use commercially reasonable efforts to communicate, to the extent feasible, the applicable information in a way that would not waive such privilege or contravene such applicable Law or contractual restriction, including entering into a joint defense agreement, common interest agreement or other similar arrangement.

Section 6.2    Consents and Approvals.
(a)    Each of the Company, Parent and Merger Sub shall use its reasonable best efforts to (x) take, or cause to be taken, all appropriate action, and do, or cause to be done, all things necessary, proper or advisable under any applicable Law or otherwise to consummate and make effective the Transactions as promptly as practicable, but in no event later than the Outside Date and (y) obtain from any Governmental Entities any permits, authorizations, consents, approvals, waiting period expirations or terminations, or orders required to be obtained or made, or avoid any action or proceeding by any Governmental Entity, in connection with the authorization, execution and delivery of this Agreement and the consummation of the Transactions. Without limitation of the foregoing, each of the Company, Parent and Merger Sub shall use its reasonable best efforts to:
(i)    (A) make or cause to be made as promptly as reasonably practicable the applications or filings required to be made under or with respect to any applicable Competition Laws or Required Competition Approvals in connection with the authorization, execution and delivery of this Agreement and the consummation of the Transactions, (B) comply at the earliest reasonably practicable date with any request under or with respect to any applicable Competition Laws or Required Competition Approvals for additional information, documents or other materials received by Parent or the Company or any of their respective affiliates from any Governmental Entity in connection with such applications or filings or the Transactions and (C) coordinate and cooperate with, and give due consideration to all reasonable additions, deletions or changes suggested by, the other party in connection with any filings under or with respect to any applicable Competition Laws or Required Competition Approvals and any filings, conferences or other submissions related to resolving any investigation or other inquiry by any applicable Governmental Entity in connection therewith; and

(ii)    (A) make or cause to be made as promptly as reasonably practicable the applications or filings required to be made under or with respect to any applicable Communications Laws or Required Communications Approvals in connection with the authorization, execution and delivery of this Agreement and the consummation of the Transactions, (B) comply at the earliest reasonably practicable date with any request under or with respect to any applicable Communications Laws or Required Communications Approvals for additional information, documents or other materials received by Parent or the Company or any of their respective affiliates from any Governmental Entity in connection with such applications or filings or the Transactions and (C) coordinate and cooperate with, and give due consideration to all reasonable additions, deletions or changes suggested by, the other party in connection with any filings under or with respect to any applicable Communications Laws or Required Communications Approvals and any filings, conferences or other submissions related to resolving any investigation or other inquiry by any applicable Governmental Entity in connection therewith.
(b)    Without limiting the generality of the undertakings pursuant to Section 6.2(a), but subject in each case to Section 6.2(f), each of the Company, Parent and Merger Sub agree to take or cause to be taken the following actions:
(i)    cooperate with each other and use reasonable best efforts to take, as promptly as reasonably practicable, any and all actions necessary to avoid the entry of any permanent, preliminary or temporary injunction or other order, decree, decision, determination or judgment that would delay, restrain, prevent, enjoin or otherwise prohibit consummation of the Transactions, including (A) defending any litigation in any court, agency or other proceeding by any Person, including any Governmental Entity, seeking to delay, restrain, prevent, enjoin or otherwise prohibit consummation of the Transactions and (B) the proffer and agreement by Parent of its willingness to sell, lease, license or otherwise dispose of, or hold separate pending such disposition, and promptly effect the sale, lease, license, disposal and holding separate of, any assets, rights, product lines, licenses, categories of assets or businesses or other operations, or interests therein, of the Company or any Company Subsidiary (and the entry into agreements with, and submission to orders of, the relevant Governmental Entity giving effect thereto), if such action should be reasonably necessary and advisable to avoid, prevent, eliminate or remove the actual, anticipated or threatened (1) commencement of any proceeding in any forum or (2) issuance of any order, decree, decision, determination or judgment that would delay, restrain, prevent, enjoin or otherwise prohibit consummation of the Merger or any of the Transactions by any Governmental Entity;

(ii)    in the event that any permanent, preliminary or temporary injunction, decision, order, judgment, determination or decree is entered or issued, or becomes reasonably foreseeable to be entered or issued, in any proceeding or inquiry of any kind that would make consummation of the Merger or any of the Transactions in accordance with the terms of this Agreement unlawful, or that would delay, restrain, prevent, enjoin or otherwise prohibit consummation of the Merger or any of the Transactions, cooperate with each other and use reasonable best efforts to take, as promptly as reasonably practicable, any and all steps necessary to resist, vacate, modify, reverse, suspend, prevent, eliminate or remove such actual, anticipated or threatened (in writing) injunction, decision, order, judgment, determination or decree so as to permit such consummation on a schedule as close as possible to that contemplated by this Agreement; and
(iii)    use reasonable best efforts, subject to applicable Law relating to the exchange of information, to: (A) cooperate in all respects with each other in connection with any filing, submission, or oral presentation and in connection with any investigation or other inquiry, including any proceeding initiated by a private party; (B) keep the other party and its counsel informed on a reasonably current basis of any communication received by such party from, or given by any Governmental Entity and of any communication received or given in connection with any proceeding by a private party, in each case, regarding any of the Transactions and (C) permit the other party and its counsel to review the non-confidential portions of any communication given by it to, and consult with each other in advance of any meeting or conference with, any Governmental Entity or, in connection with any proceeding by a private party, with any other Person, and to the extent permitted by the Governmental Entity or other Person, give the other party and its counsel the opportunity to attend and participate in such meetings and conferences.
(c)    The Company shall agree, if requested by Parent, to divest, hold separate or otherwise take or commit to take any action with respect to the businesses, services, or assets of the Company in furtherance of Section 6.2(a) and Section 6.2(b); provided that any such action may be conditioned upon consummation of the Merger.

(d)    The Company and Parent shall cooperate with one another in good faith to determine a mutually agreeable list of consents, approvals or waivers required to be obtained from parties to material Contracts to which the Company or any Company Subsidiary is a party in connection with the consummation of the Transactions and, following the determination of such list, the Company shall, and shall cause the Company Subsidiaries to, use commercially reasonable efforts to obtain such consents, approvals or waivers; provided, that the Company and the Company Subsidiaries shall not be required to pay any consideration or make any concession, commence any litigation or offer or grant any accommodation (financial or otherwise) to any third party in connection with such efforts as set out in this Section 6.2(d) and to the extent the foregoing shall require any action by the Company or any Company Subsidiary that would, or would continue to, affect the Company or any Company Subsidiary’s business after the Closing Date in any material respect, such action shall require the prior written consent of Parent (which consent shall not be unreasonably withheld, conditioned or delayed). Parent further agrees that: (x) under no circumstance shall the Merger Consideration be reduced and (y) no condition to the Company’s obligations to close the Transactions shall be deemed not satisfied as a result of, in each case, (A) the failure to obtain any such consent, approval or waiver as to any such material Contract or (B) any lawsuit, action, claim, proceeding or investigation commenced or threatened by or on behalf of any person arising out of or relating to the failure to obtain any such consent, approval or waiver, or any default under or termination of such material Contracts.
(e)    If any administrative or judicial action or proceeding is instituted (or threatened to be instituted) by a Governmental Entity challenging any of the Transactions as in violation of any applicable Law, each of the Company, Parent and Merger Sub shall cooperate and use their reasonable best efforts to contest and resist any such action or proceeding, including any action or proceeding that seeks a temporary restraining order or preliminary injunction that would prohibit, prevent or restrict consummation of any of the Transactions.
(f)    Notwithstanding anything to the contrary in this Agreement, except as set forth in Schedule 6.2(f) of the Parent Disclosure Letter, none of Parent, Merger Sub or any of their respective affiliates, or direct or indirect equityholders (including the Guarantor) or their respective affiliates, shall be required to, and the Company and the Company Subsidiaries shall not be permitted to, without Parent’s prior written approval (and the “reasonable best efforts” standard set forth in this Section 6.2 shall not in any event be construed to require Parent, Merger Sub or any of their respective affiliates or direct or indirect equityholders (including the Guarantor) or their respective affiliates to, or to permit the Company or any of the Company Subsidiaries or their respective affiliates without Parent’s prior written approval to), take or agree or commit to take any action, or agree or commit to any condition or restriction, necessary to secure the requisite approvals and authorizations or expiration of waiting periods for the Transactions under any applicable Law or otherwise to obtain the approval, authorization or exemption of any Governmental Entity in connection with the Transactions, that would (i) require any action by, or would impose any condition or restriction on, Parent, any of its affiliates or direct or indirect equity holders of Parent (including the Guarantor) or their respective affiliates or any investment funds advised or managed by one or more affiliates of Parent or any direct or indirect portfolio companies thereof or any of their respective businesses, product lines or assets, (ii) require the Company, Parent, any of their respective affiliates or direct or indirect equity holders (including the Guarantor) or their respective affiliates or any investment funds advised or managed by one or more affiliates of Parent or any direct or indirect portfolio companies thereof to propose, negotiate, agree, accept, commit to or effect, by consent decree, hold-separate or administrative order or otherwise, the sale, transfer, license, divestiture or other disposition of, or any prohibition or limitation on the ownership, operation or effective control of, any of their businesses, product lines or assets or (iii) materially and adversely interfere with Parent’s or its affiliates’ ability to participate in the management, effectively control, or exercise of full rights of ownership of, the Company or materially impair the aggregate economic benefits that Parent and its affiliates reasonably expect to derive from the consummation of the transactions contemplated by this Agreement (any such action, condition or restriction referred to in clauses (i) through (iii), a “Burdensome Condition”); provided, however, that any action described in clause (ii) above required to be taken with respect to the Company or any Company Subsidiary that would not reasonably be expected to be material to the Company or any Significant Subsidiary, as applicable, shall not constitute a Burdensome Condition. Nothing herein shall require Parent or its affiliates to pursue or commence any action against any Governmental Entity (other than in defense of any claim asserted in court or administrative or other tribunal by any Person (including any Governmental Entity)) in order to prevent the entry of, or to have vacated, lifted, reversed, overturned or terminated, any judgment enacted, promulgated, issued, entered, amended or enforced by any Governmental Entity or any applicable Law that would prevent, prohibit, restrict or delay the consummation of the Transactions.
(g)    Parent shall vote (or act by written consent with respect to) all of the shares of the share capital of Merger Sub beneficially owned by it in favor of the approval of this Agreement and the Statutory Merger Agreement in accordance with applicable Law.

Section 6.3    Publicity. So long as this Agreement is in effect, neither the Company, on the one hand, nor Parent or Merger Sub, on the other hand, shall (and shall not cause or permit their respective Subsidiaries and Representatives to) issue or cause the publication of any press release or other announcement relating to the Transactions (including the Merger) or this Agreement without the prior consent of the other party, unless such party determines, after consultation with outside counsel, that it is required by applicable Law or by any listing agreement with or the listing rules of a national securities exchange or trading market to issue or cause the publication of any press release or other announcement relating to the Transactions (including the Merger) or this Agreement, in which event such party shall, on a basis reasonable under the circumstances, provide a meaningful opportunity to the other party to review and comment upon such press release or other announcement and shall give due consideration to all reasonable additions, deletions or changes suggested thereto; provided that the Company shall not be required to provide any such review or comment to Parent in connection with the receipt and existence of a Competing Proposal and matters related thereto, or a Change of Recommendation, each of which shall be governed exclusively by, and effected in accordance with, Section 5.2; provided, further, that each party hereto and their respective affiliates may make statements that are not inconsistent with previous press releases, public disclosures or public statements made by Parent, Merger Sub or the Company in compliance with this Section 6.3. Notwithstanding the foregoing, Parent, Merger Sub and their respective affiliates may provide ordinary course communications regarding this Agreement and the Transactions to existing or prospective general and limited partners, equity holders, members, managers and investors of any affiliates of such Person and the Debt Financing Sources, in each case, who are subject to customary confidentiality restrictions.
Section 6.4    Directors’ and Officers’ Insurance and Indemnification.
(a)    Parent shall, and shall cause the Surviving Company to, honor and fulfill in all respects the obligations of the Company, to the fullest extent permissible under applicable Law, under the Company Governing Documents in effect on the date hereof and under any indemnification or other similar agreements in effect on the date hereof (the “Indemnification Agreements”) to the directors, officers and other employees of the Company covered by such Company Governing Documents or Indemnification Agreements (the “Covered Persons”) arising out of or relating to actions or omissions in their capacity as such occurring at or prior to the Effective Time, including in connection with the approval of this Agreement and the Transactions.

(b)    Without limiting the provisions of Section 6.4(a), for a period of six years after the Effective Time, Parent shall cause the Surviving Company to: (i) indemnify and hold harmless each Covered Person against and from any reasonable and documented costs or expenses (including reasonable and documented attorneys’ fees), judgments, fines, losses, claims, damages, liabilities and amounts paid in settlement in connection with any claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative, to the extent such claim, action, suit, proceeding or investigation arises out of or pertains to: (A) any action or omission or alleged action or omission in such Covered Person’s capacity as a director, officer or employee of the Company or (B) this Agreement and any of the Transactions and (ii) pay in advance of the final disposition of any such claim, action, suit, proceeding or investigation the reasonable and documented expenses (including reasonable and documented attorneys’ fees) of any Covered Person upon receipt of an undertaking by or on behalf of such Covered Person to repay such amount if it shall ultimately be determined that such Covered Person is not entitled to be indemnified. Notwithstanding anything to the contrary contained in this Section 6.4 or elsewhere in this Agreement, neither Parent nor the Surviving Company shall (and Parent shall cause the Surviving Company not to) settle or compromise or consent to the entry of any judgment or otherwise seek termination with respect to any claim, action, suit, proceeding or investigation of a Covered Person for which indemnification may be sought under this Section 6.4(b) unless such settlement, compromise, consent or termination relates only to monetary damages for which the Surviving Company is entirely responsible or includes an unconditional release of such Covered Person from all liability arising out of such claim, action, suit, proceeding or investigation or such Covered Person otherwise provides prior written consent to such settlement, compromise, consent or termination (which consent shall not be unreasonably withheld, conditioned or delayed).
(c)    For a period of six years after the Effective Time, the memorandum of association and bye-laws of the Surviving Company shall contain provisions no less favorable with respect to indemnification, advancement of expenses and exculpation of Covered Persons for periods prior to and including the Effective Time than are currently set forth in the Company Governing Documents. The Indemnification Agreements with Covered Persons that survive the Merger shall continue in full force and effect in accordance with their terms and Parent shall cause the Surviving Company to honor and fulfill, to the fullest extent permitted by applicable Laws, the Company’s obligations to the Covered Persons under the Indemnification Agreements. Prior to the execution of this Agreement, the Company has delivered or made available to Parent copies of such Indemnification Agreements.

(d)    Prior to the Effective Time, the Company shall obtain and fully pay for “tail” insurance policies with a claims period of at least six years from and after the Effective Time, from an insurance carrier with the same or better credit rating as the Company’s current insurance carrier with respect to directors’ and officers’ liability insurance and fiduciary liability insurance (collectively, “D&O Insurance”), with benefits and levels of coverage at least as favorable, in the aggregate, to the applicable Covered Person as the Company’s existing policies with respect to matters existing or occurring at or prior to the Effective Time (including in connection with this Agreement or the Transactions or actions contemplated hereby); provided, however, that in no event shall the Company expend for such policies an annual premium amount in the aggregate in excess of 300% of the last annual premium paid by the Company for such insurance prior to the date hereof. If the Company and the Surviving Company for any reason fail to obtain such “tail” insurance policies as of the Effective Time, the Surviving Company shall, and Parent shall cause the Surviving Company to, continue to maintain in effect for a period of at least six years from and after the Effective Time the D&O Insurance in place as of the date of this Agreement with benefits and levels of coverage at least as favorable, in the aggregate, as provided in the Company’s existing policies as of the date of this Agreement, or the Surviving Company shall, and Parent shall cause the Surviving Company to, use reasonable best efforts to purchase comparable D&O Insurance for such six-year period with benefits and levels of coverage at least as favorable, in the aggregate, as provided in the Company’s existing policies as of the date of this Agreement; provided, however, that in no event shall Parent or the Surviving Company be required to expend for such policies an annual premium amount in the aggregate in excess of 300% of the last annual premium paid by the Company for such insurance prior to the date hereof; and, provided, further, that if the annual premiums of such insurance coverage exceed such amount, the Surviving Company shall obtain a policy with the greatest coverage available, for a cost not exceeding such amount.
(e)    In the event the Surviving Company or any of its successors or assigns (i) amalgamates or consolidates with, or merges into, any other Person and shall not be the continuing or surviving corporation or entity of such amalgamation, consolidation or merger or (ii) transfers all or substantially all of its properties and assets to any Person, then and in each such case ((i) or (ii)), proper provision shall be made so that such continuing or surviving corporation or entity or transferee of such assets, as the case may be, shall assume all of the applicable obligations set forth in this Section 6.4.
(f)    The Covered Persons (and their successors and heirs) are intended third party beneficiaries of this Section 6.4, and this Section 6.4 shall not be amended in a manner that is adverse to the Covered Persons (including their successors and heirs) or terminated without the consent of the Covered Persons (including their successors and heirs) affected thereby.

Section 6.5    Takeover Laws. If any Takeover Law becomes or is deemed to become applicable to Parent, the Company, the Merger or any of the Transactions, then each of Parent, the board of directors (or similar governing body) of Parent, the Company and the Company Board of Directors shall use its respective reasonable best efforts to (a) render such Takeover Law (or the relevant provisions thereof) inapplicable to the foregoing and (b) take all such actions as are reasonably necessary to eliminate and, if not possible, minimize the effects of any such Takeover Law on the Merger.
Section 6.6    Obligations of Merger Sub. Parent shall take all action necessary to cause Merger Sub and the Surviving Company to perform their respective obligations under this Agreement and to consummate the Transactions, including the Merger, upon the terms and subject to the conditions set forth in this Agreement.
Section 6.7    Employee Benefits Matters.
(a)    Effective as of the Effective Time and for a period of one year thereafter, Parent shall provide, or shall cause the Surviving Company to provide, to each employee of the Company or the Company Subsidiaries who continues to be employed by the Company or the Surviving Company or any Subsidiary thereof (the “Continuing Employees”), (i) a base salary or regular hourly wage, whichever is applicable, that is not less than the base salary or regular hourly wage provided to such Continuing Employee by the Company or any Company Subsidiary immediately prior to the Effective Time, (ii) an annual target cash bonus opportunity at levels provided to such Continuing Employee by the Company or any Company Subsidiary immediately prior to the Effective Time, (iii) severance benefits no less favorable than those provided under the applicable plans, policies, contracts, or arrangements of the Company or the Company Subsidiaries as in effect as of immediately prior to the Effective Time (the “Company Benefit Plans”) and (iv) employee benefits (other than as required by clauses (ii) and (iii)) and also excluding any equity awards, defined benefit pension and retiree medical and welfare benefits that are, in the aggregate, substantially comparable to those provided to such Continuing Employee (including their dependents) by the Company or any Company Subsidiary immediately prior to the Effective Time. Effective as of the Effective Time and thereafter, Parent shall provide, and shall cause the Surviving Company to provide, that periods of employment with the Company or any Company Subsidiary (including any current or former affiliate, or any predecessor, of the Company or any Company Subsidiary) shall be taken into account for purposes of determining, as applicable, the eligibility for participation and vesting (excluding benefit accrual) of any Continuing Employee under all employee benefit plans maintained by Parent or an affiliate of Parent for the benefit of the Continuing Employees, including vacation or other paid-time off plans or arrangements and any severance plans (excluding defined benefit pension, retiree plans, frozen plans, and plans closed to new participants).

(b)    Effective as of the Effective Time and thereafter, Parent shall, and shall cause the Surviving Company to, use reasonable best efforts to (i) ensure that no eligibility waiting periods, actively-at-work requirements or pre-existing condition limitations or exclusions shall apply with respect to the Continuing Employees under the applicable health and welfare benefits plan of Parent or any affiliate of Parent, including the Surviving Company (except to the extent applicable under Benefit Plans immediately prior to the Effective Time), (ii) waive any and all evidence of insurability requirements with respect to such Continuing Employees to the extent such evidence of insurability requirements were not applicable to the Continuing Employees under the Benefits Plans immediately prior to the Effective Time and (iii) credit each Continuing Employee with all deductible payments, out-of-pocket or other co-payments paid by such Continuing Employee under the health Benefit Plans of the Company or any Company Subsidiary prior to the Closing Date during the year in which the Closing occurs for the purpose of determining the extent to which any such Continuing Employee has satisfied his or her deductible and whether he or she has reached the out-of-pocket maximum under any health Benefit Plan of Parent or an affiliate of Parent (including the Surviving Company) for such year. The Merger shall not affect any Continuing Employee’s accrual of, or right to use, in accordance with the policies, contracts or arrangements of the Company or Company Subsidiaries as in effect immediately prior to the Effective Time, any personal, sick, vacation or other paid-time-off accrued but unused by such Continuing Employee immediately prior to the Effective Time.
(c)    As of and after the Effective Time, Parent shall and hereby does, and shall cause the Surviving Company and any successor thereto to: (i) assume the Company’s and the Company Subsidiaries’ obligations under the Company Benefit Plans, including all vested or accrued benefit obligations to, and contractual rights of, current and former employees of the Company and the Company Subsidiaries (including any such obligations or rights arising in connection with the Transactions) and (ii) honor, fulfill and discharge such obligations in accordance with their terms (including, without limitation, cash awards granted prior to the Closing Date in accordance with Section 5.1(i)).

(d)    Nothing in this Agreement shall confer upon any Continuing Employee any right to continue in the employ or service of Parent, the Surviving Company or any affiliate of Parent, or shall interfere with or restrict in any way the rights of Parent, the Surviving Company or any affiliate of Parent, which rights are hereby expressly reserved, to discharge or terminate the services of any Continuing Employee at any time for any reason whatsoever, with or without cause, except to the extent expressly provided otherwise in a written agreement between Parent, the Surviving Company, the Company or any affiliate of Parent and the Continuing Employee or any severance, benefit or other applicable plan or program covering such Continuing Employee, and subject to Parent’s obligations to provide severance pursuant to Section 6.7(a). For the avoidance of doubt, in no event shall anything in this Agreement confer upon any Continuing Employee the right to receive equity awards of Parent or any of its affiliates following consummation of the Merger. Notwithstanding any provision in this Agreement to the contrary, nothing in this Section 6.7 shall (i) be deemed or construed to be an amendment or other modification of any Benefit Plan or benefit plan of Parent or its affiliates or (ii) create any third party beneficiary rights in any current or former employee or other service provider of the Company or its affiliates (or any beneficiaries or dependents thereof) at any time.
Section 6.8    Rule 16b-3. Prior to the Effective Time, the Company shall be permitted to take such steps as may be reasonably necessary or advisable to cause dispositions of Company equity securities (including derivative securities) pursuant to the Transactions by each director (including directors by deputization) or officer of the Company to be exempt under Rule 16b-3 promulgated under the Exchange Act.
Section 6.9    Control of Operations. Without in any way limiting any party’s rights or obligations under this Agreement, the parties understand and agree that (a) nothing contained in this Agreement shall give Parent, directly or indirectly, the right to control or direct the Company’s operations prior to the Effective Time and (b) prior to the Effective Time, the Company shall exercise, consistent with the terms and conditions of this Agreement, complete control and supervision over its operations.

Section 6.10    Transaction Litigation. The Company shall promptly advise Parent in writing of any Transaction Litigation and shall keep Parent informed on a reasonably prompt basis regarding any such Transaction Litigation. The Company shall give Parent the opportunity to (a) participate in the defense, settlement or prosecution of any Transaction Litigation and (b) consult with counsel to the Company regarding the defense, settlement or compromise with respect to any such Transaction Litigation. For purposes of this Section 6.10, “participate” means that Parent will be kept reasonably apprised of any Transaction Litigation (to the extent that the attorney-client privilege between the Company and its counsel would not be waived thereby), and Parent may offer comments or suggestions with respect to such Transaction Litigation that the Company shall consider in good faith, but shall not be deemed to mean that Parent shall be entitled to control the defense, settlement or prosecution of any Transaction Litigation; provided that the Company shall not settle or compromise or agree to settle or compromise any Transaction Litigation without Parent’s prior written consent (which consent shall not be unreasonably withheld, conditioned or delayed). Following the Effective Time, the Covered Persons may continue to retain counsel retained prior to the Effective Time to defend any Transaction Litigation; provided, however, that in no event shall Parent be required to retain more than one pre-Effective Time counsel for all the Covered Persons as a group, unless required by conflicts of interest between or among the Covered Persons.
Section 6.11    Deregistration and Delisting. Each of the parties hereto agrees to cooperate with the other parties in taking, or causing to be taken, all actions necessary to terminate the registration of the Class A Common Stock under the Exchange Act and to cause the Class A Common Stock to be de-listed from Nasdaq and the Prague Stock Exchange; provided that such termination and such de-listings shall not be effective until at or after the Effective Time.

Section 6.12    Company Indebtedness; Shareholder Guarantees. Parent agrees that it shall, and shall cause its controlled affiliates to, take all actions reasonably necessary to cause, on the Closing Date, the repayment and satisfaction in full (including accrued interest, guarantee fees, and any prepayment fees or penalties or other amounts due as a result of or arising from such prepayment) of the indebtedness and other obligations of the Company and the Company Subsidiaries pursuant to the debt financing arrangements listed or described in Schedule 6.12 of the Company Disclosure Letter (collectively, the “Company Indebtedness”) in the amounts set forth in the payoff letters referred to in the next sentence. The Company shall, and shall cause the applicable Company Subsidiaries to, arrange for customary payoff letters, lien releases and other instruments of discharge to be executed and delivered in form and substance reasonably acceptable to Parent (with executed copies provided to Parent) at least four business days prior to Closing providing for the payoff, discharge and termination on the Closing Date in full of the Company Indebtedness and the discharge of the Shareholder Guarantees and Liens securing the same, and shall deliver, or cause the applicable Company Subsidiaries to deliver, prepayment and termination notices in accordance with the terms of the Company Indebtedness (provided that such prepayment and termination notices may be conditional on the occurrence of the Closing) and take all other actions necessary to facilitate the payoff of the Company Indebtedness, the termination of the Shareholder Guarantees and the termination and release of all Liens securing the Company Indebtedness and the Shareholder Guarantees.
Section 6.13    Financing.
(a)    Each of Merger Sub and Parent shall use their respective reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable to arrange, consummate and obtain the proceeds of the Financing on terms and conditions no less favorable to Merger Sub and Parent than those described in the Financing Documents (as may be amended or modified in accordance with this Agreement) (and taking into account “market flex” provisions contemplated by the Debt Financing Documents), including using their respective reasonable best efforts to: (i) satisfy, or use reasonable best efforts to cause their Representatives to satisfy, on a timely basis, all conditions applicable to, and within the control of, Parent or Merger Sub or their respective Representatives in the Financing Documents and (ii) upon the satisfaction of the conditions thereto and to Parent’s and Merger Sub’s obligation to consummate the Merger, consummate the Debt Financing and the Equity Financing at the Closing, and cause the lenders who are party to the Debt Financing Documents and the Equity Investor who is party to the Equity Commitment Letter, and any other Person providing Financing, to fund the Financing at the Closing.

(b)    Merger Sub and Parent shall not, without the prior written consent of the Company (not to be unreasonably withheld, delayed or conditioned): (i) agree to any amendments or modifications to, or grant any waivers of, any condition or other provision or remedy under the Financing Documents, to the extent such amendments, modifications or waivers would reduce the aggregate amount of cash proceeds available from the Financing to an amount that is less than the amount necessary to fund the amounts required to be paid by Merger Sub or Parent under this Agreement (as compared to the amount of such aggregate proceeds contemplated under the Financing Documents as in effect on the date hereof); (ii) agree to impose new or additional conditions precedent or otherwise expand, amend or modify any of the conditions precedent to funding of the Financing as provided in the Financing Documents, other than conditions which are likely to be satisfied and which do not (A) prevent or delay the funding of the Financing or (B) make the timely funding of the Financing or satisfaction of the conditions precedent to obtaining the Financing (taking into account the expected timing of the Marketing Period) less likely to occur and (iii) release or consent to the termination of the obligations of lenders, the Equity Investor and other Persons under the Financing Documents, except for (A) assignments and replacements of an individual lender in accordance with the terms of the syndication provisions of the Debt Financing Documents with respect to the Debt Financing, or in accordance with the terms of the Equity Commitment Letter or Section 6.13(d) with respect to the Equity Financing or (B) in connection with any amendment, modification, waiver or replacement thereof otherwise permitted hereby. For clarity, the foregoing shall not prohibit Merger Sub and Parent from amending the Debt Financing Documents to add or replace lender(s), lead arrangers, bookrunners, syndication agents or similar entities and their respective affiliates as parties thereto or in any other manner consistent with this Agreement as a party thereto, or to exercise any “market flex” provisions contemplated by the Debt Financing Documents.
(c)    In no event shall Merger Sub or Parent prohibit or seek to prohibit any bank or investment bank or other potential provider of debt or equity financing, from providing or seeking to provide financing or financial advisory services to any Person in connection with a transaction relating to the Company or the Company Subsidiaries that is unrelated to the Merger or the Transactions.

(d)    In the event that any portion of the Debt Financing becomes unavailable in the manner or from the sources contemplated in the Debt Financing Documents (other than as a result of the Company’s breach of any representation, warranty, covenant or agreement set forth in this Agreement), (i) Parent shall promptly so notify the Company and (ii) Merger Sub and Parent shall use their respective reasonable best efforts to arrange and obtain, and to negotiate and enter into definitive agreements with respect to, alternative debt financing from the same or alternative financial institutions in an amount sufficient to consummate the Transactions (or replace any unavailable portion of the Financing necessary to consummate the Transactions) on terms and conditions that are not materially less favorable, in the aggregate, to Merger Sub and Parent than those in the Financing Documents that such alternative debt financing would replace (taking into account any “market flex” provisions), as promptly as practicable following the occurrence of such event. In the event any alternative debt financing is obtained in accordance herewith, (A) any reference in this Agreement to the “Financing,” the “Equity Financing” or the “Debt Financing” shall mean the financing contemplated by the Financing Documents as permitted to be modified pursuant to this Section 6.13 and (B) any reference in this Agreement to the “Financing Documents” shall be deemed to include the Financing Documents that have not been superseded by a new Financing Document(s) at the time in question and such new Financing Document(s) to the extent then in effect.
(e)    Parent shall (i) give the Company prompt notice of (A) any breach or threatened breach (in writing) of which either Merger Sub or Parent is or becomes aware by any party of any of the Financing Documents, any alternative debt financing commitment or any definitive agreements relating thereto, or any termination or threatened (in writing) termination thereof and (B) any alternative debt financing agreement entered into in accordance with this Section 6.13 and (ii) keep the Company reasonably informed in a timely manner of the status of its efforts to arrange the Financing (or any alternative debt financing under this Section 6.13).
(f)    Parent and Merger Sub acknowledge and agree that the obtaining of the Debt Financing, or any alternative debt financing pursuant to Section 6.13(d), is not a condition to Closing.

Section 6.14    Financing Cooperation and Indemnification.
(a)    Subject to Section 6.14(d), prior to the Effective Time, the Company shall, and shall use its reasonable best efforts to cause the Company Subsidiaries and its and their Representatives to, provide to Parent such necessary or customary cooperation as may be reasonably requested by Parent to assist Parent in causing the conditions in the Debt Financing Documents to be satisfied and such customary cooperation as is otherwise reasonably necessary and reasonably requested by Parent solely in connection with satisfying such conditions, which cooperation shall include:
(i)    causing its management team, with appropriate seniority and expertise, including its senior executive officers, and, to the extent applicable, its independent auditors, to assist in preparation for and to participate in a reasonable number of meetings (including customary one-on-one meetings with the parties acting as lead arrangers or agents for, and actual or prospective lenders and purchasers of, the Debt Financing), presentations, road shows, due diligence sessions, drafting sessions and sessions with actual or prospective Debt Financing Sources, in each case at such times and as coordinated reasonably in advance thereof;
(ii)    (A) assisting with the timely preparation of customary presentations, road show materials, bank information memoranda and bank syndication materials required in connection with the Debt Financing, including the marketing and syndication thereof; provided that any such bank information memoranda and bank syndication materials shall contain disclosure and financial statements reflecting the Surviving Company or its Subsidiaries as the obligor and (B) providing customary authorization letters to the Debt Financing Sources authorizing the distribution of the Required Information to actual or prospective lenders;

(iii)    furnishing Parent and its Debt Financing Sources as promptly as practicable with all financial information regarding the Company or any of the Company Subsidiaries as may be reasonably required under the Financing Documents, such financial information to include financial statements prepared in accordance with GAAP, consisting of (A) audited consolidated balance sheets and related consolidated statements of income, shareholders’ equity and consolidated cash flows and related notes thereto of the Company, for the three fiscal years most recently ended at least 90 days prior to the Effective Time and unaudited consolidated balance sheets and related unaudited consolidated statements of income, cash flows and related notes thereto of the Company, for each subsequent fiscal quarter ended at least 45 days prior to the Effective Time; provided that the filing by the Company of the required financial statements specified in clause (A) in its Annual Report on Form 10-K or its Quarterly Report on Form 10-Q, as applicable, will be deemed to satisfy the requirements of this paragraph (iii) with respect to the Company for all purposes of this Agreement and (B) customary audit reports, a draft of a customary comfort letter with respect to such financial information by independent auditors of the Company and the Company Subsidiaries which such auditors are prepared to issue upon satisfactory completion of customary procedures (and all information necessary to assist such auditors in delivering such comfort) and other information and data regarding the Company or any of the Company Subsidiaries of the type and form required by Regulation S–X and Regulation S–K under the Securities Act for offerings of debt securities on a registration statement on Form S-1 under the Securities Act and of the type and form customarily included in customary offering documents used to syndicate credit facilities of the type to be included in the Debt Financing or in customary offering documents used in private placements of debt securities under Rule 144A promulgated under the Securities Act, in each case assuming that such syndication of credit facilities and offering(s) of debt securities were consummated at the same time during the Company’s fiscal year as such syndication and offering(s) of debt securities will be made, all of which shall be Compliant; provided, further, that no such financial statements or other information shall be required to be provided with respect to the Company or any Company Subsidiary on an unconsolidated basis (the information described in clauses (A) and (B) above, collectively, the “Required Information” ); and provided, further, that Parent shall be solely responsible for the contents (other than historical information of the Company) and determination of pro forma financial information, including pro forma cost savings, synergies, capitalization or other pro forma adjustments desired to be incorporated into any pro forma financial information;

(iv)    during normal business hours, and upon reasonable advance notice, reasonably cooperating to permit the actual or prospective lenders involved in the Debt Financing to evaluate the Company and the Company Subsidiaries’ current assets, cash management and accounting systems, policies and procedures relating thereto for the purpose of establishing collateral arrangements to the extent customary and reasonable and otherwise reasonably facilitating the grant of Liens in or over collateral and providing related lender protections;
(v)    requesting customary payoff letters, Lien terminations and instruments of discharge to be delivered at Closing to allow for the payoff, discharge and termination in full on the Closing Date of the Company Indebtedness (the “Debt Payoff”) and promptly furnishing Parent drafts and, when issued, executed copies of such payoff letters, Lien terminations and instruments of discharge upon Parent’s written request;
(vi)    furnishing Parent and its Debt Financing Sources promptly, and in any event at least 10 business days prior to the Closing Date, with all documentation and other information reasonably requested by such Debt Financing Sources (in accordance with their usual practices and procedures) or required by any Governmental Entities with respect to the Debt Financing under applicable “know your customer” and anti-money laundering rules and regulations, including the PATRIOT Act and any applicable national or international sanctions regime; provided that such documentation or information is requested at least 10 days prior to the required date of delivery;
(vii)    assisting in the preparation of, and executing and delivering on the Closing Date, deliverables under the Debt Financing Documents relating to the Debt Financing on substantially the terms contemplated by any Debt Financing Documents; and
(viii)    taking all corporate actions, subject to and only effective upon the occurrence of the Effective Time, as may be reasonably requested by Parent to permit the satisfaction of conditions precedent to the Financing.

(b)    Notwithstanding anything to the contrary contained in this Agreement (including this Section 6.14): (i) nothing in this Agreement shall require any such cooperation to the extent that it would (A) require the Company or any of the Company Subsidiaries or their respective Representatives, as applicable, to pay any commitment or other fees or reimburse any expenses that are not contingent upon the Closing or to incur any liability or give any indemnities that are not contingent upon the Closing (other than to the extent subject to Parent’s obligation to reimburse such Person therefor in accordance with this Agreement); (B) unreasonably interfere with the ongoing business or operations of the Company and the Company’s Subsidiaries; (C) require the Company or any of the Company Subsidiaries to take any action that will conflict with or violate (1) the Company Governing Documents or the Company Material Contracts or result in the contravention of, or that would reasonably be expected to result in a violation or breach of, or default under, any contract to which the Company or any of the Company Subsidiaries is a party, in each case that are not contingent upon the Closing or (2) any applicable Laws; (D) require the Company or any of the Company Subsidiaries to enter into or approve any financing or purchase agreement for the Financing prior to the Closing or (E) result in the Company, any Company Subsidiary or any officer or director of the Company or any Company Subsidiary incurring any liability with respect to any matters relating to the Financing prior to the Closing (other than (i) with respect to authorization letters referred to in Section 6.14(a)(ii) and (ii) to the extent subject to Parent’s obligation to reimburse such Person therefor in accordance with this Agreement); (ii) no action, liability or obligation (including any obligation to pay any commitment or other fees or reimburse any expenses) of the Company or any of the Company Subsidiaries or any of their respective Representatives under any certificate, agreement, arrangement, document or instrument relating to the Debt Financing (other than a customary authorization letter) shall be effective until (or that is not contingent upon) the Closing and (iii) none of the Company or any of the Company Subsidiaries or any of their respective Representatives shall have any liability or incur any losses, damages or penalties with respect of the Debt Financing or any marketing materials, presentations or disclosure documents in connection therewith in the event the Closing does not occur.
(c)    In the event that this Agreement is terminated pursuant to any of the events in Section 8.1, Parent shall promptly, upon request by the Company, reimburse the Company for all of its documented reasonable out-of-pocket costs and expenses (including reasonable attorneys’ fees) incurred by the Company, the Company Subsidiaries and their respective Representatives in connection with any cooperation contemplated by this Section 6.14, except to the extent arising or resulting from the gross negligence, fraud or Willful Breach of the Company, the Company Subsidiaries or its and their respective Representatives.

(d)    Merger Sub and Parent shall, in the event the Closing does not occur (for any reason), on a joint and several basis, indemnify and hold harmless the Company, the Company Subsidiaries, their affiliates and its and their respective Representatives from and against any and all liabilities, losses, damages, claims, documented reasonable out-of-pocket costs and expenses, interest, awards, judgments and penalties suffered or incurred by any of them in connection with the Financing, the arrangement of the Financing, the Debt Payoff or the provision of information utilized in connection therewith to the fullest extent permitted by applicable Law, except to the extent arising or resulting from the gross negligence, fraud or Willful Breach of the Company, the Company Subsidiaries or its and their respective Representatives.
(e)    The Company hereby consents to the use of its and the Company Subsidiaries’ trademarks, service marks or logos in connection with the Financing; provided that (i) such trademarks, service marks or logos are used solely in the form currently used by the Company and Company Subsidiaries and in a manner that is (A) not intended to or reasonably likely to harm or disparage the Company or any of the Company Subsidiaries or the reputation or goodwill of the Company or any of the Company Subsidiaries or any of their respective products, services, offerings or Intellectual Property Rights and (B) consistent with customary uses thereof in connection with financing transactions and (ii) such use shall cease on the date of termination of this Agreement (if terminated). All goodwill arising from the use of the Company’s and the Company Subsidiaries’ trademarks, service marks and logos shall inure solely to the benefit of the Company or the applicable Company Subsidiary.
(f)    The Company shall and shall cause the Company Subsidiaries to supplement the Required Information on a current basis to the extent that any such information, to the Company’s knowledge, contains any material misstatement of fact or omits to state a material fact necessary to make the statements made in such Required Information, in light of the circumstances in which they were made, not materially misleading.

ARTICLE VII

CONDITIONS TO CONSUMMATION OF THE MERGER
Section 7.1    Conditions to Each Party’s Obligations to Effect the Merger. The respective obligations of each party to effect the Merger shall be subject to the satisfaction on or prior to the Closing Date of each of the following conditions, any and all of which may be waived in whole or in part by Parent, Merger Sub and the Company, as the case may be, to the extent permitted by applicable Law:
(a)    Shareholder Approval. The Requisite Shareholder Approval shall have been obtained.
(b)    Statutes; Court Orders. No statute, rule or regulation shall have been enacted or promulgated by any Governmental Entity of competent jurisdiction which prohibits or makes illegal the consummation of the Merger, and there shall be no order or injunction of a court of competent jurisdiction pending or in effect enjoining, restraining or preventing the consummation of the Transactions or making the Transactions illegal.
(c)    Required Governmental Approvals. The Required Competition Approvals and Required Communications Approvals set forth in Schedule 7.1(c) of the Company Disclosure Letter shall have been filed, have occurred or been obtained, and all such Required Competition Approvals and Required Communications Approvals shall be in full force and effect without the imposition of a Burdensome Condition.

Section 7.2    Conditions to Obligations of Parent and Merger Sub. The obligations of Parent and Merger Sub to effect the Merger are also subject to the satisfaction (or waiver in writing by Parent) on or prior to the Closing Date of each of the following additional conditions:
(a)    Representations and Warranties. Each of the representations and warranties of the Company set forth in (i) Section 3.1, Section 3.3, Section 3.4, Section 3.8(b), Section 3.22 and Section 3.23 shall be true and correct in all material respects as of the date of this Agreement and as of the Closing as though made on and as of the Closing (except that representations and warranties that by their terms speak specifically as of the date of this Agreement or another date shall be true and correct as of such date), (ii) Section 3.2(a) shall be true and correct in all respects as of the date of this Agreement and as of the Closing as though made on and as of the Closing (except that representations and warranties that by their terms speak specifically as of the date of this Agreement or another date shall be true and correct as of such date), except for any de minimis inaccuracies, and (iii) the other sections of Article III not addressed in the prior sub-clauses (i) and (ii) shall be true and correct (without giving effect to any qualification as to materiality or Company Material Adverse Effect contained in Article III) as of the date of this Agreement and as of the Closing as though made on and as of the Closing (except that representations and warranties that by their terms speak specifically as of the date of this Agreement or another date shall be true and correct as of such date), except where any failures of any such representations and warranties referenced in this sub-clause (iii) to be true and correct would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.
(b)    Performance of Obligations of the Company. The Company shall have performed or complied in all material respects with all obligations required to be performed or complied with by it under this Agreement at or prior to the Effective Time.
(c)    No Company Material Adverse Effect. Since the date of this Agreement, no Effect shall have occurred that, individually or in the aggregate with all other Effects, has had or would reasonably be expected to have a Company Material Adverse Effect.
(d)    Company Officer’s Certificate. Parent shall have received a certificate signed on behalf of the Company by the Co-Chief Executive Officers or the Chief Financial Officer of the Company to the effect that the conditions in Section 7.2(a), Section 7.2(b) and Section 7.2(c) have been satisfied.

Section 7.3    Conditions to Obligations of the Company. The obligations of the Company to effect the Merger are also subject to the satisfaction (or waiver in writing by the Company) on or prior to the Closing Date of each of the following additional conditions:
(a)    Representations and Warranties. Each of the representations and warranties of Parent and Merger Sub set forth in this Agreement shall be true and correct (without giving effect to any qualification as to materiality contained in Article IV) as of the date of this Agreement and as of the Closing as though made on and as of the Closing (except that representations and warranties that by their terms speak specifically as of the date of this Agreement or another date shall be true and correct as of such date) except where any failures of any such representations and warranties to be true and correct would not reasonably be expected, individually or in the aggregate, to prevent, materially impede or materially delay the consummation of the Transactions by Parent or Merger Sub.
(b)    Performance of Obligations of Parent and Merger Sub. Parent and Merger Sub shall have performed or complied (i) in all respects with all obligations required to be performed or complied with by them under Section 6.12 at or prior to the Closing and (ii) in all material respects with all other obligations required to be performed or complied with by them under this Agreement at or prior to the Effective Time.
(c)    Parent Officer’s Certificate. The Company shall have received a certificate signed on behalf of Parent by an executive officer of Parent to the effect that the conditions in Section 7.3(a) and Section 7.3(b) have been satisfied.

ARTICLE VIII

TERMINATION
Section 8.1    Termination. This Agreement may be terminated and the Merger and the other Transactions may be abandoned (except as otherwise provided below, whether before or after receipt of the Requisite Shareholder Approval, if applicable) as follows:
(a)    by mutual written agreement of Parent and the Company;
(b)    by either Parent or the Company, if the Effective Time shall not have occurred by 11:59 p.m. Bermuda time on the Outside Date; provided, however, that the right to terminate this Agreement pursuant to this Section 8.1(b) shall not be available to any party whose breach of any representation, warranty, covenant or agreement set forth in this Agreement has been the primary cause of, or primarily resulted in, the Effective Time not occurring prior to the Outside Date;
(c)    by either Parent or the Company, if a Governmental Entity of competent jurisdiction shall have issued a final, non-appealable order, decree or ruling in each case permanently restraining, enjoining or otherwise prohibiting the consummation of the Merger or the other Transactions; provided, however, that the right to terminate this Agreement pursuant to this Section 8.1(c) shall not be available to any party if any action of such party or the failure of such party to perform any of its obligations under this Agreement required to be performed at or prior to the Effective Time has been the primary cause of, or primarily resulted in, the events specified in this Section 8.1(c);
(d)    by either Parent or the Company, if the Requisite Shareholder Approval shall not have been obtained at the Shareholders Meeting or at any adjournment or postponement thereof, in each case at which a vote on such adoption was taken;
(e)    by Parent, prior to the Effective Time, if there has been a breach by the Company of any representation, warranty, covenant or agreement of the Company set forth in this Agreement, which breach shall result in the conditions in Section 7.1 and Section 7.2 not being satisfied and is not curable prior to the Outside Date, or if curable prior to the Outside Date, has not been cured within the earlier of (i) 30 calendar days after the receipt of notice thereof from Parent or (ii) three business days before the Outside Date; provided, however, that this Agreement may not be terminated pursuant to this Section 8.1(e) if Parent or Merger Sub are then in material breach of any representation, warranty, covenant or agreement of Parent or Merger Sub set forth in this Agreement;

(f)    by Parent, prior to the adoption of this Agreement by the Requisite Shareholder Approval, if the Company Board of Directors shall have effected a Change of Recommendation;
(g)    by the Company, prior to the Effective Time, if there has been a breach by Parent or Merger Sub of any representation, warranty, covenant or agreement of Parent or Merger Sub set forth in this Agreement, which breach would reasonably be expected to prevent, or materially impair or delay, the ability of either Parent or Merger Sub to perform its obligations under this Agreement, or to consummate the Merger and the other Transactions and is not curable prior to the Outside Date, or if curable prior to the Outside Date, has not been cured within the earlier of (i) 30 calendar days after the receipt of notice thereof from the Company or (ii) three business days before the Outside Date; provided, however, that this Agreement may not be terminated pursuant to this Section 8.1(g) if the Company is then in material breach of any representation, warranty, covenant or agreement of the Company set forth in this Agreement;
(h)    by the Company, prior to the adoption of this Agreement by the Requisite Shareholder Approval, in order to enter into a definitive agreement with respect to a Superior Proposal, subject to the terms and conditions of Section 5.2 and Section 8.3(a)(ii), including the payment of the Company Termination Fee prior to or concurrently with such termination; or
(i)    by the Company, if (A) all the conditions set forth in Section 7.1 and Section 7.2 have been satisfied (other than any condition that, by its nature, is to be satisfied at the Closing, but which would be satisfied if the Closing Date were the date of such termination, or that has not been satisfied as a result of Parent or Merger Sub’s breach or failure to perform any of their respective covenants in this Agreement), (B) Parent and Merger Sub fail to consummate the Closing by the date on which the Closing is required to have occurred pursuant to Section 1.2, (C) the Company has confirmed by written notice to Parent at least three business days prior to such termination that all the conditions set forth in Section 7.1 and Section 7.3 have been satisfied (other than any condition that, by its nature, is to be satisfied at the Closing, but which would be satisfied if the Closing Date were the date of such termination) or that it is willing to waive any unsatisfied conditions set forth in Section 7.3, (D) during the three business day period described in sub-clause (C), the Company stands ready, willing and able to consummate the Closing and (E) Parent or Merger Sub fails to consummate the Closing within three business days after the delivery of such notice by the Company.

Section 8.2    Effect of Termination. In the event of the termination of this Agreement as provided in Section 8.1, written notice thereof shall forthwith be given to the other party or parties specifying the provision hereof pursuant to which such termination is made, and this Agreement shall forthwith become null and void and there shall be no liability on the part of Parent, Merger Sub or the Company, except that, subject to the limitations set forth in Section 8.3(g) and Section 8.3(h), the Confidentiality Agreement, the Guarantee, Section 6.14(c), Section 6.14(d), this Section 8.2, Section 8.3, and Section 9.3 through Section 9.13 shall survive such termination; provided, that, subject to the limitations set forth in Section 8.3(g), nothing herein shall relieve the Company from liability for its actual and intentional fraud, or for Willful Breach of its representations, warranties, covenants or agreements set forth in this Agreement prior to such termination.
Section 8.3    Termination Fees.
(a)    The Company shall be required to pay to Parent the Company Termination Fee in any of the following events (provided that in no event shall the Company be required to pay the Company Termination Fee on more than one occasion):
(i)    this Agreement is terminated by Parent pursuant to Section 8.1(f) (or by the Company or Parent pursuant to Section 8.1(b) or Section 8.1(d) at a time when Parent would have been entitled to terminate this Agreement pursuant to Section 8.1(f));

(ii)    this Agreement is terminated by the Company pursuant to Section 8.1(h); or
(iii)     (A) this Agreement is terminated by (1) Parent or the Company pursuant to Section 8.1(b), (2) Parent or the Company pursuant to Section 8.1(d), or (3) Parent pursuant to Section 8.1(e); (B) (x) in the case of sub-clauses (1) and (3), any Person shall have made to the Company Board of Directors, or shall have made, disclosed or otherwise communicated or made known, a Competing Proposal after the date hereof and prior to such termination and such Competing Proposal has not been withdrawn prior to such termination or (y) in the case of sub-clause (2), any Person shall have publicly made, disclosed or otherwise publicly communicated or made known, a Competing Proposal after the date hereof and prior to such termination and such Competing Proposal has not been publicly withdrawn prior to such termination and (C) within 12 months following the date of such termination, the Company shall have entered into a definitive agreement with respect to any Competing Proposal or consummated a transaction contemplated by any Competing Proposal; provided that for purposes of this Section 8.3(a)(iii), each reference to “15%” in the definition of “Competing Proposal” shall be deemed to be a reference to “50%,” except that the reference to “15%” in clause (a) of such definition shall be deemed to be a reference to “90%.”
(b)    Payment of the Company Termination Fee shall be made to the account or accounts designated by Parent by wire transfer of immediately available funds (i) in the case of Section 8.3(a)(i), within three business days after the date of such termination, (ii) in the case of Section 8.3(a)(ii), prior to or concurrently with such termination, and (iii) in the case of Section 8.3(a)(iii), upon the earlier of the entry into of such definitive agreement with respect to, or the consummation of a transaction contemplated by, the applicable Competing Proposal.
(c)    Parent shall be required to pay to the Company the Parent Termination Fee in any of the following events (provided that in no event shall Parent be required to pay the Parent Termination Fee on more than one occasion):
(i)    this Agreement is terminated by Parent or the Company pursuant to Section 8.1(b) and, at or prior to the time of such termination, the conditions set forth in at least one of Section 7.1(b) or Section 7.1(c) shall not have been satisfied;
(ii)    this Agreement is terminated by Parent or the Company pursuant to Section 8.1(c);

(iii)    this Agreement is terminated by the Company pursuant to Section 8.1(g) or Section 8.1(i); or
(iv)    this Agreement is terminated by either the Company or Parent pursuant to Section 8.1(b) and, at the time of such termination, the Company would have been entitled to terminate this Agreement pursuant to Section 8.1(g) or Section 8.1(i).
(d)    Payment of the Parent Termination Fee shall be made to the account or accounts designated by the Company by wire transfer of immediately available funds within three business days after the date of the relevant termination contemplated by Section 8.3(c).
(e)    Each of the parties acknowledges that the agreements contained in this Section 8.3 are an integral part of the Transactions and that, without these agreements, the parties would not enter into this Agreement. Accordingly, if the Company or Parent, as the case may be, fails to timely pay the amount due pursuant to this Section 8.3 and, in order to obtain such payment, the Company or Parent, as the case may be, commences a Legal Proceeding that results in a court judgment in its favor, such paying party shall pay to the other party or parties, as applicable, such other party’s or parties’ reasonable and documented out-of-pocket costs and expenses (including reasonable and documented attorneys’ fees and expenses) in connection with such Legal Proceeding, together with interest on the amount of such payment from the date such payment was required to be made under this Section 8.3 until the actual date of payment at a rate per annum equal to the prime interest rate published in The Wall Street Journal on the date such interest begins accruing.
(f)    The parties further acknowledge and agree that none of the Termination Fees is a penalty, but rather a fee payable upon termination of this Agreement, which has been calculated as a reasonable amount that will compensate the Company or Parent, as the case may be, in the circumstances in which such applicable Termination Fee is payable, for the efforts and resources expended and opportunities foregone by such compensated party while negotiating this Agreement and in reliance on this Agreement and on the expectation of the consummation of the Transactions, which amount would otherwise be impossible to calculate with precision.

(g)    Notwithstanding anything to the contrary in this Agreement, but without limiting or affecting Parent’s rights to specific enforcement expressly set forth in Section 9.13, in any circumstance in which this Agreement is terminated and Parent is entitled to the Company Termination Fee from the Company pursuant to Section 8.3(a), such termination of this Agreement and receipt of payment of the Company Termination Fee (together with any costs and expenses of Parent due under Section 8.3(e)) shall be the sole and exclusive remedy (whether at law, in equity, in contract, in tort or otherwise) of the Parent Related Parties against the Company, any of the Company Subsidiaries or any of their respective former, current or future officers, directors, employees, partners, shareholders, managers, members, affiliates, Representatives or agents or any of their respective assignees or successors or any former, current or future officers, directors, employees, partners, shareholders, managers, members, affiliates, Representatives, agents assignees or successors of any of the foregoing (collectively, the “Company Related Parties”) for any cost, expense, loss or damage suffered as a result of, or arising from or otherwise in connection with (i) this Agreement or any of the other agreements, instruments and documents contemplated hereby or executed in connection herewith or the transactions contemplated hereby or thereby, (ii) the failure of the Merger and the other Transactions to be consummated, (iii) any breach (or threatened or alleged breach) of, or failure (or threatened or alleged failure) to perform under, this Agreement or any of the other documents delivered herewith or executed in connection herewith or otherwise or (iv) any oral representation made or alleged to have been made in connection herewith or therewith (collectively, the “Company Transaction Related Matters”), and upon payment of such amounts, none of the Company Related Parties shall have any further liability or obligation relating to or arising out of this Agreement or the Transactions, and none of Parent, Merger Sub, nor any other Parent Related Party shall seek or be entitled to seek or recover any other damages or seek or be entitled to any other remedy, whether based on a claim at law or in equity, in contract, tort or otherwise, with respect to any losses or damages suffered in connection with any Company Transaction Related Matters.  Parent, on behalf of itself and the Parent Related Parties, acknowledges and agrees that in no event shall (x) the Company’s liability for its actual and intentional fraud or Willful Breach of its representations, warranties, agreements or covenants pursuant to Section 8.2 exceed an aggregate amount equal to (1) $5,000,000, in the case of any actual and intentional fraud or Willful Breach of the covenants contained in Section 5.1 or (2) the amount of the Company Termination Fee, in all other such cases, and (y) the Company be liable for both (1) damages for the Company’s actual and intentional fraud or Willful Breach of its representations, warranties, agreements or covenants in accordance with clause (x) of this sentence and (2) the Company Termination Fee.
(h)    Notwithstanding anything to the contrary in this Agreement, but without limiting or affecting the Company’s rights to specific enforcement expressly set forth in Section 9.13, the termination of this Agreement under the circumstances specified in Section

8.3(c) and receipt of payment of the Parent Termination Fee pursuant to this Section 8.3 and any costs and expenses of the Company pursuant to Section 8.3(e) (and the obligations of the Guarantor under the Guarantee (in accordance with the terms and conditions thereof) with respect thereto), shall be the sole and exclusive remedy (whether at law, in equity, in contract, in tort or otherwise) of the Company Related Parties against any of Parent, Merger Sub, the Guarantor or any of their respective former, current or future general or limited partners, stockholders, controlling Persons, direct or indirect equityholders, managers, members, directors, officers, employees, affiliates, affiliated (or commonly advised) funds, representatives or agents or any their respective assignees or successors or any former, current or future general or limited partner, stockholder, controlling Person, direct or indirect equityholder, manager, member, director, officer, employee, affiliate, affiliated (or commonly advised) fund, representative, agent, assignee or successor of any of the foregoing (collectively, the “Parent Related Parties”) or the lenders, agents, underwriters, commitment parties and arrangers of any Debt Financing (including pursuant to the Debt Financing Documents or any engagement letters, credit agreements, loan agreements, joinders or indentures relating to any Debt Financing), together with their respective affiliates, and their and their respective affiliates’ officers, directors, employees, controlling persons, advisors, attorneys, agents and representatives and their successors and assigns, including any successors or assigns via joinder agreements or credit agreements related thereto (a “Lender Related Party”) for any cost, expense, loss or damage suffered as a result of, or arising from or otherwise in connection with (i) this Agreement, the Guarantee, the Equity Commitment Letter or any of the other agreements, instruments and documents contemplated hereby or executed in connection herewith or the transactions contemplated hereby or thereby, (ii) the failure of the Merger or the other Transactions to be consummated (including the funding of the Financing), (iii) any breach (or threatened or alleged breach) of, or failure (or threatened or alleged failure) to perform under, this Agreement or any of the other documents delivered herewith or executed in connection herewith or otherwise or (iv) any oral representation made or alleged to have been made in connection herewith or therewith (collectively, the “Parent Transaction Related Matters”). Except as expressly provided in the immediately preceding sentence, none of Parent, Merger Sub, the other Parent Related Parties or the Lender Related Parties shall have any liability or obligation relating to or arising out of or in connection with any Parent Transaction Related Matters, except that nothing shall relieve Parent of its obligations under Section 6.14(c), Section 6.14(d), Section 8.3(e) and Section 9.3. For the avoidance of doubt, notwithstanding anything to the contrary contained in this Agreement, other than termination of this Agreement pursuant to Section 8.3(c) and the right of the Company to receive payment of the Parent Termination Fee, reimbursement of any costs and expenses of the Company under Section 8.3(e) and reimbursement or payment of all amounts due under Section 6.14(c), Section 6.14(d) and Section 9.3, none of the Parent Related Parties or Lender Related Parties shall have any further liability or obligation to any of the Company Related Parties relating to or arising out of this Agreement, the Guarantee, the Financing, the Financing

Documents or the transactions contemplated hereby or thereby, and none of the Company, the Company Subsidiaries nor any other Company Related Party shall seek or be entitled to seek or recover any other damages or seek or be entitled to any other remedy, whether based on a claim at Law or in equity, in contract, tort or otherwise, with respect to any losses or damages suffered in connection with any Parent Transaction Related Matters.
(i)    Notwithstanding the foregoing, nothing in Section 8.3(g) or Section 8.3(h) shall limit the right of a party to bring or maintain any Legal Proceeding (i) for injunction, specific performance or other equitable relief to the extent provided in Section 9.13, unless and until this Agreement has been terminated and the applicable Termination Fee has been paid to such party in accordance with this Section 8.3 and (ii) against the other parties or their affiliates arising out of or in connection with a breach of the Confidentiality Agreement. Under no circumstances will a party be entitled to receive both a grant of specific performance and the applicable Termination Fee (if payable to such party).

ARTICLE IX

MISCELLANEOUS
Section 9.1    Amendment and Modification; Waiver.
(a)    Subject to applicable Law and except as otherwise provided in this Agreement, this Agreement may be amended, modified and supplemented, whether before or after receipt of the Requisite Shareholder Approval, if applicable, by written agreement of the parties hereto (by action taken by their respective boards of directors); provided, however, that after the occurrence of the Requisite Shareholder Approval, no amendment shall be made which by Law requires further approval by the Company’s shareholders without obtaining such further approval. This Agreement may not be amended except by an instrument in writing signed on behalf of each of the parties hereto. No amendments or modifications to the provisions of which the Debt Financing Sources under the Debt Financing are expressly made third-party beneficiaries pursuant to Section 9.8(b) (or any of the defined terms used therein or any other provision of this Agreement to the extent a modification, waiver or termination of such defined term or provision would modify the substance of such sections) shall be permitted in a manner materially adverse to any such Debt Financing Source without the prior written consent of such Debt Financing Source.
(b)    At any time and from time to time prior to the Effective Time, any party or parties hereto may, to the extent legally permitted and except as otherwise set forth herein, (i) extend the time for the performance of any of the obligations or other acts of the other party or parties, as applicable, (ii) waive any inaccuracies in the representations and warranties made to such party or parties contained herein or in any document delivered pursuant hereto and (iii) waive compliance with any of the agreements or conditions for the benefit of such party or parties contained herein. Any agreement on the part of a party or parties to any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of such party or parties, as applicable. Any delay in exercising any right under this Agreement shall not constitute a waiver of such right.
Section 9.2    Non-Survival of Representations and Warranties. None of the representations and warranties in this Agreement or in any Schedule, instrument or other document delivered pursuant to this Agreement shall survive the Effective Time. This Section 9.2 shall not limit any covenant or agreement of the parties which by its terms contemplates performance after the Effective Time.

Section 9.3    Expenses. All Expenses incurred in connection with this Agreement and the Transactions shall be paid by the party incurring such Expenses, except that Parent shall pay, whether or not the Merger or any other Transaction is consummated, all filing fees incurred in connection with any filing in connection with any Required Competition Approvals or Required Communications Approvals. Notwithstanding anything to the contrary contained herein, Parent shall pay the amount of any documentary, sales, use, real property transfer, real property gains, registration, value-added, transfer, stamp, recording and other similar Taxes, fees, and costs together with any interest thereon, penalties, fines, costs, fees, additions to tax or additional amounts with respect thereto incurred in connection with this Agreement and the Transactions.
Section 9.4    Notices. All notices and other communications hereunder shall be in writing and shall be deemed given if delivered personally (notice deemed given upon receipt), by electronic mail or facsimile (notice deemed given upon confirmation of receipt) or sent by a nationally recognized overnight courier service, such as Federal Express (notice deemed given upon receipt of proof of delivery), to the parties at the following addresses (or at such other address for a party as shall be specified by like notice):

if to Parent or Merger Sub, to:
TV Bidco B.V.
Strawinskylaan 933, 1077XX Amsterdam
The Netherlands
Attention: Lubomir Kral, Jan Cornelis Jansen, Marcel Marinus van Santen
Email: kral@ppf.cz; jansen@ppfgroup.nl; santen@ppfgroup.nl

with a copy to (which shall not constitute notice):

White & Case LLP
1221 Avenue of the Americas
New York, NY 10020-1095
Attention: Jan Andrusko; Chang-Do Gong; Robert Chung
Facsimile: (212) 354-8113
Email: jan.andrusko@whitecase.com; cgong@whitecase.com; robert.chung@whitecase.com
and
if to the Company, to:
Central European Media Enterprises Ltd.
c/o CME Media Services Limited
Kříženeckého náměstí 1078/5
152 00  Prague 5 - Barrandov
Czech Republic
Attention: Dan Penn; Brendan Donahue
Facsimile: +420 242 464 483
Email: dan.penn@cme.net; brendan.donahue@cme.net
with a copy to (which shall not constitute notice):
Covington & Burling LLP
The New York Times Building
620 Eighth Avenue
New York, NY 10018
Attention:    Scott F. Smith; Jeffrey A. Potash; Patrick E. Manchester
Facsimile: +1 (646) 441-9056; +1 (646) 441-9133; +1 (202) 778-5570
Email: ssmith@cov.com; jpotash@cov.com; pmanchester@cov.com

Section 9.5    Defined Terms. As used in this Agreement, the following terms have the respective meanings set forth below:
“Acceptable Confidentiality Agreement” means a confidentiality agreement that contains terms that are not less favorable to the Company, in any material respect, than those contained in the Confidentiality Agreement (except for such changes specifically necessary in order for the Company to be able to comply with its obligations under this Agreement); provided, however, that an Acceptable Confidentiality Agreement shall not be required to contain standstill or non-solicit provisions.
“business day” means any day except a Saturday, a Sunday or other day on which the SEC or banks in New York, New York, Prague, Czech Republic, Paris, France or Hamilton, Bermuda are authorized or required by applicable Law to be closed, or on which TARGET2 is not open for the settlement of payments in euro.
“Capital Stock” means the Common Stock and the Preferred Stock.
“Communications Law” means any applicable Law regarding the provision of broadcasting or audio-visual media services.
“Company Equity Plan” means the Central European Media Enterprises Ltd. 2015 Stock Incentive Plan, as amended.
“Company Governing Documents” means the Company’s Certificate of Incorporation, the Company’s Memorandum of Association, as amended through the date of this Agreement, and the Company’s Bye-Laws, as amended through the date of this Agreement.
“Company Material Adverse Effect” means any Effect that, individually or in the aggregate with all other Effects, (a) has a material adverse effect on the financial condition, business, assets, properties, liabilities or results of operations of the Company and the Company Subsidiaries, taken as a whole, or (b) would prevent or materially delay or materially impair the consummation by the Company of any of the Transactions; provided, however, that, for purposes of clause (a) only, no Effects resulting from the following shall be deemed to constitute a Company Material Adverse Effect or shall be taken into account when determining whether a Company Material Adverse Effect has occurred or is reasonably likely to exist: (1) general changes in any industry or industries in which the Company or the Company Subsidiaries operate, (2) general changes in legal, Tax, economic, political or regulatory conditions, including any changes affecting financial, credit or capital market conditions in Europe or elsewhere in the world where the Company or any of the Company Subsidiaries has material operations, (3) any generally applicable change in applicable Law or GAAP or interpretation of any of the foregoing, (4) compliance by the Company with the express terms of this Agreement and any action taken or omitted to be taken by the Company at the express written direction or request of or with express written prior consent of Parent, (5) the execution, announcement or pendency of this Agreement and the Transactions (including the Merger), including any adverse change in customer, employee, supplier, financing source, licensor, licensee, sub-licensee, joint venture partner or similar relationship (provided that this clause (5) shall not apply to any representation or warranty set forth in Section 3.5), (6) changes in the Class A Common Stock price or the trading volume of the Class A Common Stock, in and of itself (it being understood that the Effects giving rise or contributing to such changes that are not otherwise excluded from the definition of a “Company Material Adverse Effect” may be taken into account or deemed to constitute a Company Material Adverse Effect), (7) any failure by the Company to meet any published guidance or analyst estimates or expectations of the Company’s revenue, earnings or other financial performance or results of operations for any period, in and of itself, or any failure by the Company to meet its internal budgets, plans or forecasts of its revenues, earnings or other financial performance or results of operations, in and of itself (it being understood that the Effects giving rise or contributing to such failure that are not otherwise excluded from the definition of a “Company Material Adverse Effect” may be taken into account or deemed to constitute a Company Material Adverse Effect) and (8) conditions arising out of acts of terrorism or sabotage, war (whether or not declared), the commencement, continuation or escalation of a war, acts of armed hostility, weather conditions or other force majeure events, including any material worsening of such conditions threatened or existing as of the date of this Agreement; provided that any Effect referred to in the foregoing clauses (1), (2), (3) and (8) may be taken into account in determining whether there is, or would be reasonably expected to be, a Company Material Adverse Effect to the extent such Effect materially disproportionately affects the Company and the Company Subsidiaries relative to other similar sized participants in the industry and geographic markets in which the Company and the Company Subsidiaries participate.
“Company Systems” means any and all Systems owned, leased, licensed, or used by the Company or any Company Subsidiary or held for use in the conduct of any of their businesses.
“Company Termination Fee” means an amount in cash equal to $50,000,000.

“Competing Proposal” means any proposal or offer made by a Person or group (other than a proposal or offer by Parent or any of its Subsidiaries) at any time, in a single transaction or a series of related transactions, relating to (a) any direct or indirect acquisition of 15% or more of the net revenue, net income or assets (based on the fair market value thereof, as determined in good faith by the Company Board of Directors) of the Company and the Company Subsidiaries, taken as a whole, including through the acquisition of one or more of the Company Subsidiaries, (b) any direct or indirect acquisition of beneficial ownership, or the right to acquire beneficial ownership, or the issuance or sale or other disposition, of 15% or more of the total voting power of the equity securities of the Company (whether pursuant to an amalgamation, merger, reorganization, division, consolidation, share exchange, business combination, recapitalization or other similar transaction), (c) any tender offer or exchange offer that if consummated would result in any Person or group beneficially owning 15% or more of the total voting power of the equity securities of the Company, (d) any amalgamation, merger, reorganization, division, consolidation, share exchange, business combination, recapitalization, liquidation, dissolution or similar transaction involving the Company or (e) any combination of the foregoing.
“Competition Law” means any applicable competition or antitrust Law and any other applicable Law issued by a Governmental Entity that is designed or intended to prohibit, restrict or regulate actions having the purpose or effect of monopolization or restraint of trade or lessening of competition through merger or acquisition.
“Compliant” means, with respect to the Required Information, that (a) such Required Information does not contain any untrue statement of a material fact or omit to state any material fact necessary in order to make such Required Information not misleading, (b) such Required Information is, and remains throughout the Marketing Period, compliant in all material respects with all requirements of Regulation S–K and Regulation S–X under the Securities Act for offerings of debt securities on a registration statement on Form S-1 (other than such provisions for which compliance is not customary in a Rule 144A offering of high-yield debt securities), (c) the Company’s auditors have not withdrawn any audit opinion with respect to any financial statements contained in the Required Information and (d) the financial statements and other financial information included in such Required Information are, and remain throughout the Marketing Period, sufficient to permit (i) a registration statement on Form S-1 using such financial statements and financial information to be declared effective by the SEC on the business day immediately after the last day of the Marketing Period and (ii) the Debt Financing Sources (including underwriters, placement agents or initial purchasers) to receive customary comfort letters from the Company’s independent auditors on the financial statements and financial information contained in offering documents required to consummate any offering of debt securities on the business day immediately after the last business day of the Marketing Period.

“Confidentiality Agreement” means that certain Confidential Disclosure Agreement, dated October 24, 2017, between Parent (or any of its affiliates) and the Company, as amended.
“Contracts” means any written agreement, contract, subcontract, lease, instrument, bond, debenture, note, option, warrant, warranty, purchase order, license, sublicense, or other legally binding commitment or undertaking, and any amendments or supplements thereto.
“Debt Financing Sources” means the Persons and their affiliates (and their and their affiliates’ respective partners, shareholders, members, directors, officers, employees, advisors, agents and representatives of the foregoing and their successors and assigns) that have committed to provide or otherwise entered into agreements in connection with the Debt Financing (or any alternative or replacement Debt Financing) in respect of the Transactions, including the lead arranger or arranger or any of the parties to the Debt Financing Documents and any joinder agreements, amendment agreements or credit agreements relating thereto.
“Dissenting Shares” means Common Shares held by a holder who did not vote in favor of the Merger and who complies with all of the provisions of the Bermuda Companies Act concerning the right of holders of Common Shares to require appraisal of their Common Shares pursuant to Section 106(6) of the Bermuda Companies Act.
“Effect” means any change, effect, development, circumstance, condition, state of facts, event or occurrence.
“Environmental Law” means any applicable Law that (a) regulates or relates to pollution, the protection or clean-up of the environment; the use, treatment, storage, transportation, handling, disposal or release of Hazardous Substances, the preservation or protection of waterways, groundwater, drinking water, air, wildlife, plants or other natural resources; or the health and safety of persons or property, including protection of the health and safety of employees or (b) imposes liability or responsibility with respect to any of the foregoing.
“Environmental Permit” means any permit, license, authorization, certificate, right, identification number, exemption, order or approval required under applicable Environmental Laws.

“Expenses” means all reasonable and documented out-of-pocket expenses (including all reasonable and documented out-of-pocket fees and expenses of counsel, accountants, investment bankers, experts and consultants to a party hereto and its affiliates) incurred by a party or on its behalf in connection with or related to the authorization, preparation, negotiation, execution and performance of this Agreement, the preparation, printing, filing and mailing of the Proxy Statement, the solicitation of shareholder approvals, the filing of any required notices under applicable Competition Laws or applicable Communications Laws, any filings with the SEC, the Financing, and all other matters related to the Closing of the Merger and the Transactions.
“Government Official” means any officer or employee of a Governmental Entity or any department, agency or instrumentality thereof, including state-owned entities, or of a public international organization, such as the International Monetary Fund, the United Nations or the World Bank, or any person acting in an official capacity for or on behalf of any such government, department, agency or instrumentality or on behalf of any such public international organization.
“Hazardous Substances” means any pollutant, chemical, substance and any toxic, infectious, carcinogenic, reactive, corrosive, ignitable or flammable chemical, or chemical compound, or hazardous substance, material or waste, whether solid, liquid or gas, that is subject to regulation, control or remediation under any Environmental Laws, including any quantity of asbestos, urea formaldehyde, polychlorinated biphenyls (PCBs), radon gas, and petroleum products or by-products.
“Indebtedness” means any of the following liabilities or obligations: (a) indebtedness for borrowed money (including any principal, premium, accrued and unpaid interest, related expenses, prepayment penalties, commitment and other fees, sale or liquidity participation amounts, reimbursements, indemnities and all other amounts payable in connection with any of the foregoing); (b) liabilities evidenced by bonds, debentures, notes or other similar instruments or debt securities; (c) liabilities pursuant to or in connection with letters of credit or banker’s acceptances or similar items (in each case whether or not drawn, contingent or otherwise); (d) liabilities related to the deferred purchase price of property or services other than those trade payables incurred in the ordinary course of business; (e) liabilities pursuant to conditional sale or other title retention agreements; (f) net liabilities arising out of interest rate and currency swap arrangements and any other arrangements designed to provide protection against fluctuations in interest or currency rates; and (g) indebtedness of the types described in clauses (a) through (f) above of others guaranteed by the Company or any Company Subsidiary or secured by any lien, mortgage or security interest on the assets of the Company or any Company Subsidiary.

“Intellectual Property Rights” means any and all rights, title and interest in and to intellectual property of every kind and description throughout the world, including all: (a) patents, inventions, processes and methods; (b) trademarks, service marks, trade dress, logos, brand names, trade names, corporate names and other source identifiers, whether registered or unregistered, and the goodwill associated therewith; (c) copyrights, whether registered or unregistered, works of authorship, designs, rights in Software, and moral, economic or similar rights of authors; (d) rights in trade secrets, know-how, technology, industrial designs, databases, compilations of data, and mask works; (e) domain names; (f) rights of publicity and in social media usernames, handles, and accounts; (g) all other intellectual property rights that are substantially similar to any of the foregoing, to the extent entitled to legal protection under applicable Law; and (h) any and all registrations, applications, divisions, continuations, continuations-in-part, re-examinations, re-issues, renewals, extensions, recordations, and foreign counterparts of or related to any of the foregoing.
“Intervening Event” means a material change, effect, event, circumstance, occurrence, or other matter that was not known by or reasonably foreseeable to the Company Board of Directors or the Special Committee on the date of this Agreement (or if known, the consequences of which were not known to the Company Board of Directors or the Special Committee as of the date of this Agreement), which change, effect, event, circumstance, occurrence, or other matter, or any consequence thereof, becomes known to the Company Board of Directors or the Special Committee prior to obtaining the Requisite Shareholder Approval; provided, however, that in no event shall any of the following Effects constitute or be taken into account in determining whether an Intervening Event has occurred: (a) the receipt, existence or terms of a Competing Proposal, any inquiry, offer or proposal that constitutes or would reasonably be expected to lead to a Competing Proposal or any events, facts or circumstances relating to a Competing Proposal or to Parent or Merger Sub or the transactions contemplated hereby, in each case including any direct or indirect consequence thereof; (b) general changes in legal, Tax, economic, political or regulatory conditions, including any changes affecting financial, credit or capital markets conditions in Europe or elsewhere in the world where the Company or any of the Company Subsidiaries has operations; (c) general changes in any industry or industries in which the Company or the Company Subsidiaries operate; (d) changes in the Class A Common Stock price or the trading volume of the Class A Common Stock, or (e) the fact that the Company exceeds any published guidance or analyst estimates or expectations of the Company’s revenue, earnings or other financial performance or results of operations for any period or exceeds its internal or published budgets, plans or forecasts of its revenues, earnings or other financial performance or results of operations (provided, that, for purposes of clauses (d) and (e), the Effects giving rise to or contributing to such Effects (other than any Effects referenced in any of the immediately preceding clauses (a) through (c)) may be deemed to constitute, or be taken into account in determining whether there has been, an Intervening Event).

“knowledge” will be deemed to be, as the case may be, the actual knowledge of (a) the individuals listed on Schedule 9.5 of the Parent Disclosure Letter, with respect to Parent or Merger Sub, as applicable, or (b) the individuals listed on Schedule 9.5 of the Company Disclosure Letter, with respect to the Company.
“Law” means any law, statute, constitution, principle of common law, code, rule, ruling, regulation, order, ordinance, judgment or decree or other pronouncement or requirement issued, enacted, adopted, promulgated, implemented or otherwise put into effect by or under the authority of any Governmental Entity having the effect of law.
“Liabilities” means any liability, Indebtedness, obligation or commitment of any kind.
“Licensed Company Intellectual Property” means all Intellectual Property Rights that are licensed to the Company or any of the Company Subsidiaries by third parties.
“Lien” means any lien, pledge, hypothecation, mortgage, security interest, encumbrance, claim, infringement, interference, option, right of first refusal, preemptive right, community property interest or restriction of any nature (including any restriction on the voting of any security, any restriction on the transfer of any security or other asset, and any restriction on the possession, exercise or transfer of any other attribute of ownership of any asset).
“Marketing Period” means the first period of 20 consecutive business days (ending no later than the business day immediately preceding the Closing Date), commencing on or after the date that is 15 days after date of the Agreement, on the first day of which, throughout which and on the last day of which (a) Parent shall have the Required Information the Company is required to provide pursuant to Section 6.14(a)(iii); provided that if the Company shall in good faith reasonably believe it has provided the Required Information and such Required Information is Compliant, it may deliver to Parent a written notice to that effect (stating when it believes it completed such delivery), in which case the Company shall be deemed to have complied with clause (a) above unless Parent in good faith reasonably believes the Company has not completed the delivery of the Required Information or that the Required Information is not Compliant and, within four business days after the delivery of such notice by the Company, delivers a written notice to the Company to that effect (stating with specificity which Required Information the Company has not delivered or is not Compliant) and (b) the conditions set forth in Section 7.1(b), Section 7.2(a) and Section 7.2(b), have, in each case, been satisfied and to the Company’s knowledge and Parent’s knowledge nothing has occurred and no condition exists that would cause any of such conditions not to be satisfied assuming the Closing were to be scheduled for any time during such 20 business day period. Notwithstanding the foregoing, the “Marketing Period” shall not commence and shall be deemed not to have commenced if, on or prior to the completion of such 20 consecutive business day period, (i) the Company shall have publicly announced any intention to restate any financial statements or financial information included in the Required Information, in which case the Marketing Period shall be deemed not to commence unless and until such restatement has been completed and the applicable Required Information has been amended or the Company has announced that it has concluded that no restatement shall be required, and the requirements in clauses (a) and (b) above would be satisfied on the first day, throughout and on the last day of such new 20 consecutive business day period, (ii) the Required Information would not be Compliant on the first day, throughout, and on the last day of such 20 consecutive business day period or (iii) the Company shall have failed to file any report with the SEC by the date required under the Exchange Act containing any financial information that would be required to be contained therein or incorporated therein by reference, in which case the Marketing Period shall be deemed not to commence until the time at which all such reports have been filed, in which case a new 20 consecutive business day period shall commence upon Parent and its Debt Financing Sources receiving updated Required Information that would be Compliant, and the requirements in clauses (a) and (b) above would be satisfied on the first day, throughout and on the last day of such new 20 consecutive business day period (for the avoidance of doubt, it being understood that if at any time during a Marketing Period the Required Information provided at the initiation of such Marketing Period ceases to be Compliant, then such Marketing Period shall be deemed not to have started until such Required Information is once again Compliant); provided that the Marketing Period shall end on the date the Debt Financing is consummated if such date is prior to the end of an applicable 20 business day period.
“Outside Date” means the first anniversary of the date hereof; provided that if, on the first anniversary of the date hereof, the condition set forth in Section 7.1(c) shall not have been satisfied, but all other conditions set forth in Article VII shall have been satisfied or waived (other than those conditions that by their nature are to be satisfied at the Closing, but provided that such conditions shall then be capable of being satisfied if the Closing were to take place on such date), then the Outside Date shall be extended to the date that is 15 months following the date hereof, at the election of either the Company or Parent upon prior written notice to the other party, whereupon such date shall become the Outside Date for purposes of this Agreement.
“Owned Company Intellectual Property” means all Intellectual Property Rights that are owned (or purported to be owned), in whole or in part, by the Company or any of the Company Subsidiaries.
“Parent Termination Fee” means an amount in cash equal to $50,000,000.
“Person” means a natural person, partnership, corporation, limited liability company, business trust, joint stock company, trust, unincorporated association, joint venture, Governmental Entity or other entity or organization.

“Representatives” means, with respect to any Person, the directors, officers, employees, consultants, financial advisors, accountants, legal counsel, investment bankers, and other agents, advisors and representatives of such Person.
“Requisite Shareholder Approval” means the affirmative vote (in person or by proxy) in favor of the approval of the Merger, this Agreement and the Statutory Merger Agreement by at least 75% of the votes cast by the holders of the outstanding Capital Stock, voting together as a single class, that are present in person or by proxy at the Shareholders Meeting, at which a quorum of shareholders of the Company holding a majority of the votes of the Company represented by the outstanding Capital Stock and present in person or by proxy (or, in the case of a shareholder that is a legal entity, by its duly authorized representative) shall be formed.
“Shareholder Guarantees” means all guarantees and other similar arrangements that have been entered into by the Shareholders of the Company or their respective affiliates in respect of Company Indebtedness.
“Significant Subsidiary” means any Subsidiary of the Company set forth on Schedule 9.5.
“Software” means any and all software, firmware, middleware, and computer programs, including any and all software implementations of algorithms, models and methodologies, whether in source code, object code, executable or binary code and including programmable logic and human readable or any intermediate hardware logic description language.
“Statutory Merger Agreement” means the Statutory Merger Agreement in the form attached hereto as Exhibit A to be executed and delivered by the Company, Parent and Merger Sub as provided by the terms hereof.
“Subsidiary” or “Subsidiaries” means with respect to any Person, any corporation, limited liability company, partnership or other organization, whether incorporated or unincorporated, of which (a) 50% or more of the outstanding shares of capital stock of, or other Equity Interests, having by their terms ordinary voting power to elect a majority of the board of directors or others performing similar functions with respect to such corporation or other organization is directly or indirectly owned or controlled by such Person or by any one or more of its Subsidiaries, or by such Person and one or more of its Subsidiaries or (b) with respect to a limited partnership, such Person or any other Subsidiary of such Person is a general partner of such partnership.

“Superior Proposal” means any bona fide written Competing Proposal (which Competing Proposal did not result from any breach of Section 5.2 by the Company or any Company Subsidiary) made by any Person or group on terms that the Company Board of Directors determines in good faith, after consultation with the Company’s outside legal counsel and financial advisor and upon the recommendation of the Special Committee, would, if consummated, result in a transaction that is more favorable to the Company and its shareholders than the Transactions (after taking into account any legal, regulatory, financial, timing, financing and other aspects of such proposal (including the identity of the Person(s) making the proposal) that the Company Board of Directors deems relevant and any adjustment to the terms and conditions offered in writing by Parent in response to such proposal pursuant to Section 5.2(d) or otherwise) and that the Company Board of Directors determines is reasonably capable of being consummated in accordance with its terms, taking into account any legal, regulatory, financial, timing, financing and other aspects of such proposal (including the identity of the Person(s) making the proposal) that the Company Board of Directors deems relevant; provided, that, for purposes of the definition of “Superior Proposal,” the term “Competing Proposal” shall have the meaning assigned to such term herein, except that references to “15%” in such definition shall be deemed to be references to “50%,” except that the reference to “15%” in clause (a) of such definition shall be deemed to be a reference to “90%.”
“Systems” means any and all Software, firmware, hardware, servers, systems, sites, circuits, networks, data communications lines, routers, hubs, switches, interfaces, networks, peripherals, websites, platforms, and other computer, information technology, data processing, information, record keeping, communications, or telecommunications assets, systems or equipment, including any outsourced systems and processes, and other similar or related items of automated, computerized, or Software systems.
“TARGET2” means the Trans-European Automated Real-time Gross Settlement Express Transfer payment system which utilizes a single shared platform and which was launched on November 19, 2007.
“Tax Return” means any report, return, certificate, claim for refund, election, statement, form, estimated tax filing or declaration required to be filed by, or with respect to, the Company or any of the Company Subsidiaries with any Governmental Entity in respect of Taxes, including any schedule or attachment thereto (including disclosures, estimates and informational tax returns), and including any amendments thereof.

“Taxes” means any and all taxes, assessments, charges, levies, duties, tariffs, imposts and other similar governmental charges and fees (together with any and all estimated taxes, deficiency assessments, interest, penalties, additions to tax and additional amounts imposed with respect thereto) imposed by any Governmental Entity or domestic or foreign taxing authority, including income, franchise, windfall or other profits, gross receipts, premiums, property, sales, use, net worth, capital stock, payroll, employment, social security, workers’ compensation, unemployment compensation, excise, withholding, ad valorem, stamp, transfer, value-added, capital gains, license, registration and documentation fees, severance, occupation, environmental, customs duties, disability, real property, personal property, registration, alternative or add-on minimum, or estimated tax, including any interest, penalty, or addition thereto, whether disputed or not (and whether payable directly or by withholding and whether or not requiring the filing of a Tax Return).
“Termination Fee” means each of the Company Termination Fee and the Parent Termination Fee.
“Transaction Litigation” means any claim or Legal Proceeding (including any class action or derivative litigation) asserted or commenced by, on behalf of or in the name of, against or otherwise involving the Company, the Company Board of Directors, any committee thereof (including the Special Committee) or any of the Company’s directors or officers relating directly or indirectly to this Agreement, the Merger or any of the Transactions (including any such claim or Legal Proceeding based on allegations that the Company’s entry into this Agreement or the terms and conditions of this Agreement or any of the Transactions constituted a breach of the fiduciary duties of any member of the Company Board of Directors or any officer of the Company).
“Willful Breach” means a material breach of this Agreement that is a consequence of a deliberate act or a deliberate failure to act undertaken by the breaching party with actual knowledge that such act or failure to act would, or would reasonably be expected to, result in or constitute a material breach of this Agreement.
Section 9.6    Interpretation. The words “hereof,” “herein” and “hereunder” and words of like import used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement. References to Articles, Sections, Exhibits, Annexes and Schedules are to Articles, Sections, Exhibits, Annexes and Schedules of this Agreement unless otherwise specified. All Exhibits, Annexes and Schedules annexed hereto or referred to herein are hereby incorporated in and made a part of this Agreement as if set forth in full herein. Any singular term in this Agreement shall be deemed to include the plural, and any plural term the singular. Whenever the words “include”, “includes” or “including” are used in this Agreement they shall be deemed to be followed by the words “without limitation.” Whenever the words

“ordinary course of business” or words of similar import are used in this Agreement they shall be deemed to be followed by the words “consistent with past practice.” The word “or” shall not be exclusive. References to “dollars” or “$” are to United States of America dollars. References (a) to any statute, rule or regulation shall be deemed to refer to such statute, rule or regulation as amended from time to time and to any rules or regulations promulgated thereunder; provided that for purposes of any representations and warranties contained in this Agreement that are made as of a specific date or dates, references to any statute, rule or regulation shall be deemed to refer to such statute, rule or regulation, as amended (and, in the case of statutes, any rules and regulations promulgated under such statutes), in each case, as of such date, (b) to any contract are to that contract as amended, modified or supplemented from time to time in accordance with the terms hereof and thereof, (c) to any Person include the successors and permitted assigns of that Person, and all direct and indirect Subsidiaries of such Person unless otherwise indicated or the context otherwise requires, (d) to the Subsidiaries of a Person shall be deemed to include all direct and indirect Subsidiaries of such Person unless otherwise indicated or the context otherwise requires, (e) from or through any date mean, unless otherwise specified, from and including or through and including, respectively, (f) to the “date hereof” means the date of this Agreement and (g) to a “party” or the “parties” mean the parties to this Agreement unless otherwise specified or the context otherwise requires. Unless otherwise provided in or required by this Agreement, neither the specification of any dollar amount in any representation or warranty contained in this Agreement nor the inclusion of any specific item in any schedule is intended to imply that such amount, or higher or lower amounts, or the item so included or other items, are or are not material. Unless otherwise provided in or required by this Agreement, neither the specification of any item or matter in any representation or warranty contained in this Agreement nor the inclusion of any specific item in any schedule is intended to imply that such item or matter, or other items or matters, are or are not in the ordinary course of business. As used in this Agreement, the term “affiliates” shall have the meaning set forth in Rule 12b‑2 of the Exchange Act. The table of contents and headings set forth in this Agreement are for convenience of reference purposes only and shall not affect or be deemed to affect in any way the meaning or interpretation of this Agreement or any term or provision hereof. The parties agree that they have been represented by counsel during the negotiation and execution of this Agreement and, therefore, waive the application of any Law, regulation, holding or rule of construction providing that ambiguities in an agreement or other document will be construed against the party drafting such agreement or document.
Section 9.7    Counterparts. This Agreement may be executed manually or by facsimile or other electronic transmission by the parties (including in .pdf, .tiff, .jpg or similar format), in any number of counterparts, each of which shall be considered one and the same agreement and shall become effective when a counterpart hereof shall have been signed by each of the parties and delivered to the other parties.

Section 9.8    Entire Agreement; Third-Party Beneficiaries.
(a)    This Agreement (including the Company Disclosure Letter and the Parent Disclosure Letter) and the Statutory Merger Agreement, the Equity Commitment Letter, the Debt Financing Documents, the Guarantee, the Voting Agreement and the Confidentiality Agreement constitute the entire agreement among the parties with respect to the subject matter hereof and thereof and supersede all other prior agreements (except that the Confidentiality Agreement shall be deemed to be amended so that until the termination of this Agreement in accordance with Section 8.1, Parent and Merger Sub shall be permitted to take the actions contemplated by this Agreement) and understandings, both written and oral, among the parties or any of them with respect to the subject matter hereof and thereof.
(b)    Except (i) if the Effective Time occurs, the right of the Company’s shareholders to receive the applicable Merger Consideration in accordance with the terms of this Agreement and the right of the holders of Company Equity Awards to receive the applicable payments contemplated by Section 2.4, (ii) the rights of Persons who are expressly provided to be third party beneficiaries of the Guarantee and the Equity Commitment Letter and (iii) as provided in Section 6.4, neither this Agreement (including the Company Disclosure Letter and the Parent Disclosure Letter) nor the Confidentiality Agreement are intended to confer upon any Person other than the parties hereto any rights or remedies hereunder. Notwithstanding anything to the contrary in this Agreement, Section 8.3(h), Section 9.1(a), this Section 9.8, Section 9.10, Section 9.11, Section 9.12, Section 9.13 and Section 9.14 are intended for the benefit of each Debt Financing Source under the Debt Financing and the Debt Financing Sources shall be entitled to rely on and enforce such Sections and provisions.
Section 9.9    Severability. If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by rule of Law or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the Merger is not affected in any manner adverse to any party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in an acceptable manner to the end that the Merger is fulfilled to the extent possible.

Section 9.10    Governing Law; Jurisdiction.
(a)    This Agreement and any claims or disputes arising out of or relating hereto, shall be governed by, and construed in accordance with, the laws of the State of New York, without giving effect to conflicts of laws principles that would result in the application of the Law of any other state or jurisdiction; provided that matters involving (i) the implementation of the Merger in accordance with the Bermuda Companies Act or appraisal proceedings thereunder, (ii) any action asserting a claim for breach of a fiduciary duty owed by any director, officer, employee or agent of the Company to the Company or its shareholders, (iii) any action asserting a claim arising pursuant to any provision of the Bermuda Companies Act or the Company Governing Documents or (iv) any action asserting a claim governed by the internal affairs doctrine, in each case, shall be governed by the laws of Bermuda. Notwithstanding anything herein to the contrary, the parties agree that any claim, controversy, dispute or cause of action of any kind or nature (whether based upon contract, tort or otherwise) involving a Lender Related Party that is in any way related to this Agreement, the Merger or any of the other transactions contemplated hereby, including any dispute arising out of or relating in any way to the Debt Financing (including with respect to the Debt Financing Documents or the definitive agreements with respect to the Debt Financing to be entered into in connection with the Closing) and the transactions contemplated thereby shall be governed by, and construed in accordance with, the Laws of England and Wales, without regard to the conflict of laws provisions thereof that would cause the laws of another jurisdiction or state to apply.

(b)    Each of the parties hereby irrevocably and unconditionally submits, for itself and its property, to the exclusive jurisdiction of the United States District Court for the Southern District of New York or, in the event that the United States District Court for the Southern District of New York lacks subject matter jurisdiction, to any court of competent jurisdiction sitting in the State and County of New York, and the respective appellate courts from the foregoing (all of the foregoing, collectively, the “New York Courts”), in respect of any claim or dispute arising out of or relating to this Agreement or the agreements delivered in connection herewith (including the Equity Commitment Letter, the Debt Financing Documents and the Guarantee) or the transactions contemplated hereby or thereby or for recognition or enforcement of any judgment relating thereto (in each case, except to the extent any such action or proceeding mandatorily must be brought in Bermuda). Each of the parties irrevocably and unconditionally (i) agrees that any claim in respect of any such action or proceeding may be heard and determined in the applicable New York Court, (ii) waives, to the fullest extent it may legally and effectively do so, any objection that it may now or hereafter have to the laying of venue of any such action or proceeding in the applicable New York Court and (iii) waives, to the fullest extent permitted by Law, the defense of an inconvenient forum to the maintenance of such action or proceeding in the applicable New York Court, in each case, except to the extent any such action or proceeding mandatorily must be brought in Bermuda. Each of the parties agrees that a final judgment in any such action or proceeding shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by Law. Each party irrevocably consents to service of process in the manner provided for notices in Section 9.4. Without limiting the obligations of the parties to provide notice as set forth in Section 9.4, each party hereto irrevocably designates The Corporation Trust Company as its agent and attorney-in-fact for the acceptance of service of process in any such action or proceeding and for the taking of all such acts as may be necessary or appropriate in order to confer jurisdiction over it before the aforesaid courts and each party hereto stipulates that such consent and appointment is irrevocable and coupled with an interest. Nothing in this Agreement will affect the right of any party to serve process in any other manner permitted by Law. Notwithstanding the foregoing, each of the parties hereby agrees that it will not bring or support any claim, controversy, dispute or cause of action of any kind or nature (whether based upon contract, tort or otherwise) against any Debt Financing Source in any way relating to the Debt Financing Documents, the Debt Financing, this Agreement or any of the transactions contemplated hereby or thereby, including any dispute arising out of or relating in any way to the Debt Financing Documents, or the performance thereof, in any forum other than the courts of England and that Section 9.11 of this Agreement shall apply to any such claim, controversy, dispute or cause of action.

Section 9.11    Waiver of Jury Trial. EACH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY (INCLUDING IN CONNECTION WITH ANY CLAIM AGAINST ANY DEBT FINANCING SOURCE) IN RESPECT OF ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT AND ANY OF THE AGREEMENTS DELIVERED IN CONNECTION HEREWITH (INCLUDING THE VOTING AGREEMENT, EQUITY COMMITMENT LETTER, DEBT FINANCING DOCUMENTS OR ANY GUARANTEE) OR THE MERGER, THE DEBT FINANCING AND OTHER TRANSACTIONS CONTEMPLATED HEREBY OR THEREBY. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (A) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE EITHER OF SUCH WAIVERS, (B) IT UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF SUCH WAIVERS, (C) IT MAKES SUCH WAIVERS VOLUNTARILY AND (D) IT HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 9.11.
Section 9.12    Assignment. This Agreement shall not be assigned by any of the parties (whether by operation of Law or otherwise) without the prior written consent of the other parties, except that (a) Merger Sub may transfer or assign all (but not less than all) of its rights and obligations under this Agreement to any direct or indirect wholly-owned Subsidiary of Parent that is proposed by Parent to be subject of the Merger contemplated by Section 1.1 in the place of Merger Sub, provided that such Subsidiary of Parent is a Bermuda exempted company limited by shares and that such assignment shall not impair, delay or prevent the consummation of the Merger, (b) Parent or one or more of its affiliates may assign, in its sole discretion, any or all of its rights, interests and obligations under this Agreement to any of the Debt Financing Sources (including for purposes of creating a security interest herein or otherwise assigning as collateral in respect of such financing) and (c) after the Effective Time, Parent may transfer or assign its rights and obligations under this Agreement, in whole or from time to time in part, to any Person; provided that any such transfer or assignment shall not relieve Parent or Merger Sub of its respective obligations hereunder or enlarge, alter or change any obligation of any other party or due to Parent or Merger Sub.
Section 9.13    Enforcement; Remedies.
(a)    Except as otherwise provided herein, any and all remedies herein expressly conferred upon a party will be deemed cumulative with and not exclusive of any other remedy conferred hereby, or by law or equity upon such party, and the exercise by a party of any one remedy will not preclude the exercise of any other remedy.

(b)    The parties agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. Except as set forth in this Section 9.13, it is agreed that prior to the termination of this Agreement pursuant to Article VIII, the non-breaching party shall be entitled to an injunction or injunctions to prevent breaches of this Agreement, the Guarantee and, subject to Section 9.13(d) and Section 9.13(e), respectively, the Equity Commitment Letter and Parent’s and Merger Sub’s obligation to enforce the terms of the Debt Financing Documents, in each case by any other party hereto or thereto, and to specifically enforce the terms and provisions herein or therein.
(c)    The parties’ right of specific enforcement is an integral part of the Transactions contemplated by this Agreement and, subject to Section 9.13(d), each party hereby waives any objections to the grant of the equitable remedy of specific performance to prevent or restrain breaches of this Agreement by any other parties to this Agreement (including any objection on the basis that there is an adequate remedy at law or that an award of specific performance is not an appropriate remedy for any reason at law or equity, or that the provisions set forth in Section 8.3 adequately compensate for the harm that would result from a breach of this Agreement or should otherwise be construed to diminish or impair any party’s right to specific performance hereunder), and, subject to Section 9.13(d), each party shall be entitled to an injunction or injunctions and to specifically enforce the terms and provisions of this Agreement to prevent or restrain breaches or threatened breaches of, or to enforce compliance with, the covenants and obligations of such party under this Agreement, all in accordance with the terms of this Section 9.13. In the event any party seeks an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement, such party shall not be required to provide any bond or other security in connection with such order or injunction, all in accordance with the terms of this Section 9.13.

(d)    Notwithstanding the foregoing or anything to the contrary contained in this Agreement, it is explicitly agreed that the right of the Company to an injunction, specific performance or other equitable remedies in connection with enforcing Parent’s and Merger Sub’s obligation to cause the Equity Financing to be funded to fund the Transactions (but not the right of the Company to such injunctions, specific performance or other equitable remedies for any other reason) shall be subject to the requirements that: (i) all conditions in Section 7.1 and Section 7.2 would have been satisfied if the Closing were to have occurred as of the time the Closing should have occurred in accordance with Section 1.2 (other than those conditions that by their terms are to be satisfied at the Closing, but which are then capable of being satisfied at the Closing but for the failure of the Equity Financing to be funded), (ii) the Debt Financing (including any alternative financing that has been obtained in accordance with Section 6.13(d)) has been funded in accordance with the terms thereof, or will be funded in accordance with the terms thereof at the Closing upon delivery of a drawdown notice by Merger Sub or notice from Merger Sub that the Equity Financing will be funded at the Closing, (iii) the Company has confirmed to Parent in writing that (A) all conditions set forth in Section 7.1 and Section 7.3 have been satisfied (other than those conditions that by their terms are to be satisfied at the Closing, but which are then capable of being satisfied at the Closing) or that it is willing to waive any such open conditions and (B) if specific performance is granted and if the Equity Financing and Debt Financing are funded, then the Closing will occur and (iv) Parent and Merger Sub have failed to consummate the Closing by the date on which the Closing is required to have occurred pursuant to Section 1.2. For the avoidance of doubt, in no event shall the Company be entitled to specific performance to cause all or any portion of the Equity Financing to be funded (whether under this Agreement or the Equity Commitment Letter) or cause Parent or Merger Sub to consummate the Merger or other Transactions (including the obligation to pay the Merger Consideration) if the Debt Financing has not been funded or will not be funded at the Closing even if the Equity Financing is funded at the Closing. Notwithstanding anything herein to the contrary, in no event will the Company seek the remedy of specific performance of this Agreement against any Lender Related Parties.

(e)    Notwithstanding the foregoing or anything to the contrary contained in this Agreement, it is explicitly agreed that the right of the Company to an injunction, specific performance or other equitable remedies in connection with enforcing Parent’s and Merger Sub’s obligation to enforce the terms of the Debt Financing Documents, including any alternative financing that has been obtained in accordance with Section 6.13(d) (but not the right of the Company to such injunctions, specific performance or other equitable remedies for any other reason), shall be subject to the requirements that: (i) all conditions in Section 7.1 and Section 7.2 have been satisfied (other than those conditions that by their terms are to be satisfied at the Closing, but which are then capable of being satisfied at the Closing) and Parent and Merger Sub fail to complete the Closing as required pursuant to the terms and conditions of this Agreement and (ii) all of the conditions to the consummation of the financing provided by the Debt Financing Documents (including any alternative financing that has been obtained in accordance with Section 6.13(d)) have been satisfied (other than those conditions that by their terms are to be satisfied at the Closing, but which are then capable of being satisfied at the Closing).
Section 9.14    Non-Recourse.
(a)    Notwithstanding anything in this Agreement or any of the agreements relating to the Debt Financing or the Equity Financing to the contrary, each party agrees, on behalf of itself and its affiliates and Representatives, that all proceedings, claims, obligations, liabilities or causes of action (whether in contract or in tort, in law or in equity or otherwise, or granted by statute or otherwise, whether by or through attempted piercing of the corporate, limited partnership or limited liability company veil or any other theory or doctrine, including alter ego or otherwise) that may be based upon, in respect of, arise under, out or by reason of, be connected with, or relate to any Company Transaction Related Matter or any Parent Transaction Related Matter, as applicable, including the negotiation, execution or performance of this Agreement or any other agreement referenced herein (including any representation or warranty made in, in connection with, or as an inducement to, this Agreement or such other agreement), in each case, may be made only against (and are those solely of) the persons that are expressly identified herein as a party to this Agreement (or a party to any such other agreement referenced herein or contemplated hereunder) and, in accordance with, and subject to the terms and conditions of this Agreement (or the terms of any such other agreement referenced herein or contemplated hereunder).

(b)    Notwithstanding anything to the contrary contained herein, other than in connection with the Company’s right to seek to specifically enforce the Equity Commitment Letter in accordance with, and subject to, the terms and conditions of this Agreement and the Equity Commitment Letter and claims by the Company against the Guarantor in connection with and under the terms of the Guarantee, in no event shall the Company or any of the Company Related Parties, and the Company agrees not to and to cause the Company Related Parties not to, seek to enforce this Agreement against, make any claims for breach of this Agreement against, or make any claims in respect of any Parent Transaction Related Matters against or seek to recover monetary damages from, any Parent Related Party other than Parent or Merger Sub.
(c)    Notwithstanding anything to the contrary contained herein, the Company on behalf of itself and the Company Subsidiaries (i) hereby waives any rights or claims against any Lender Related Party in any way related to this Agreement, the Merger or any of the other transactions contemplated hereby, including any dispute arising out of or relating in any way to the Debt Financing (including with respect to the Debt Financing Documents) and (ii) agrees not to commence any such action or proceeding against any Lender Related Party. In furtherance and not in limitation of the foregoing waiver, it is acknowledged and agreed that no Lender Related Party shall be subject to any special, consequential, punitive or indirect damages or damages of a tortious nature.

[Remainder of page intentionally left blank; signature page follows]

IN WITNESS WHEREOF, Parent, Merger Sub and the Company have caused this Agreement to be signed by their respective officers thereunto duly authorized as of the date first written above.

TV BIDCO B.V.

By: /s/ M.M. van Santen
Name: M.M. van Santen
Title: Director

TV BERMUDA LTD.

By: /s/ Lubomír Král
Name: Lubomír Král
Title: Director

By: /s/ Jan Tomaník
Name: Jan Tomaník
Title: Director

CENTRAL EUROPEAN MEDIA ENTERPRISES LTD.

By: /s/ David Sturgeon
Name: David Sturgeon
Title: Chief Financial Officer

[SIGNATURE PAGE TO MERGER AGREEMENT]

EXHIBIT A

Form of Statutory Merger Agreement

[See Attached]

Form Final

MERGER AGREEMENT

THIS AGREEMENT is made the _____ day of _______________ 20__

BETWEEN:

1.	TV BIDCO B.V., a Netherlands private limited liability company (“Parent”);

2.	TV BERMUDA LTD., a Bermuda exempted company having its registered office at c/o Walkers Corporate (Bermuda) Limited, Park Place, 55 Par-la-Ville Road, Hamilton HM11, Bermuda (“Merger Sub”); and

3.	CENTRAL EUROPEAN MEDIA ENTERPRISES LTD., a Bermuda exempted company having its registered office at O’Hara House, 3 Bermudiana Road, Hamilton HM08, Bermuda (the “Company”).

WHEREAS Merger Sub and the Company have agreed to merge pursuant to the provisions of the Companies Act 1981, as amended of Bermuda (the “Bermuda Companies Act”), and their undertaking, property and liabilities shall vest in the Company as the surviving company of the merger which shall continue as an exempted company incorporated in Bermuda on the terms hereinafter appearing (the remaining company to be known in this agreement as the “Surviving Company”).

NOW IT IS HEREBY AGREED as follows:-

1.	The parties agree that the merger shall occur and a certificate be issued by the Registrar of Companies effective on _______________ 20__ or as soon thereafter as possible (the “Effective Time”).

2.
The Memorandum of Association of the Surviving Company shall be substantially in the form of the Memorandum of Association of the Company immediately prior to the Effective Time, with such Memorandum of Association being amended such that it is in the form of the Memorandum of Association of Merger Sub immediately prior to the Effective Time, and the Surviving Company shall be called “[•]”.

3.	The Bye-laws of the Surviving Company shall be the Bye-laws of Merger Sub immediately prior to the Effective Time.

4.	The names and addresses of the persons proposed to be directors of the Surviving Company are as follows:-

[Name]            [Name]
[Address line 1]        [Address line 1]
[Address line 2]        [Address line 2]
[Address line 3]        [Address line 3]

5.	The officers of the Surviving Company shall be the officers of the Company immediately prior to the Effective Time.

6.	At the Effective Time by virtue of the merger and without any action on the part of Parent, Merger Sub or the Company or the holders of any securities thereof:

(i)
subject to paragraphs (iii) and (iv) below, each Common Share (as defined in the Agreement and Plan of Merger by and among Parent, Merger Sub and the Company dated 27 October 2019 (the “Agreement” and any capitalized terms used herein and not defined herein, shall have the meaning given to such terms in the Agreement)) that is issued and outstanding immediately prior to the Effective Time shall be cancelled and cease to exist automatically and shall be converted into the right to receive cash in an amount equal to the Common Share Consideration;

(ii)
subject to paragraphs (iii) and (iv) below, each Preferred Share that is issued and outstanding immediately prior to the Effective Time shall be cancelled and cease to exist automatically and shall be converted into the right to receive, (a) with respect to each share of the Company’s Series A Preferred Stock, the Series A Preferred Share Consideration and (b) with respect to each share of the Company’s Series B Preferred Stock, the Series B Preferred Share Consideration (it being understood and agreed that, notwithstanding anything in the Agreement, the Voting Agreement or any terms of the Preferred Shares to the contrary, (A) any conversion of Preferred Shares on or after the date of the Agreement shall be deemed to be null and void, (B) any Common Shares issued as a result of any conversion of any Preferred Shares shall be canceled and cease to exist automatically and no consideration shall be payable in exchange therefor and (C) any such Preferred Shares that were the subject of any such conversion shall be canceled and cease to exist automatically and converted into the right to receive only the Series A Preferred Share Consideration or the Series B Preferred Share Consideration, as applicable, as if such conversion had not occurred);

(iii)
all Shares owned by the Company (including any Shares held by the Company as treasury shares), Parent, Merger Sub or any direct or indirect wholly-owned Company Subsidiary, Parent or Merger Sub, and in each case not held on behalf of third parties shall be cancelled and shall cease to exist automatically without any conversion thereof or consideration paid therefor;

(iv)
all Dissenting Shares shall be cancelled and cease to exist automatically and, unless otherwise required by applicable Law, converted into the right to receive, the Common Share Consideration for such Common Share pursuant to paragraph (i) above, and any holder of Dissenting Shares shall, in the event that the fair value of a Dissenting Share as appraised by the Supreme Court of Bermuda under Section 106(6) of the Bermuda Companies Act (the “Appraised Fair Value”) is greater than the applicable Common Share Consideration, be entitled to receive such difference from the Surviving Company by payment made within one month after such Appraised Fair Value is finally determined pursuant to such appraisal procedure;

(v)
in the event that a holder of Dissenting Shares fails to perfect, effectively withdraws or otherwise waives any right to appraisal under Section 106(6) of the Bermuda Companies Act, such Dissenting Shares shall be cancelled as of the Effective Time and converted into the right to receive the Common Share Consideration for each such Dissenting Share;

(vi)
each issued and outstanding ordinary share, par value US$ 1.00 per share, of Merger Sub shall be converted into and become one validly issued, fully paid and non-assessable ordinary share of the Surviving Company and shall constitute the only outstanding shares in the share capital of the Surviving Company; and

(vii)
the respective authorised share capitals of Merger Sub and the Company shall not be combined, with the authorised share capital of the Surviving Company being that of Merger Sub’s immediately prior to the Effective Time, and the authorised share capital of the Company being cancelled.

7.
The terms and conditions of this agreement and the rights of the parties hereunder shall be governed by and construed in all respects in accordance with the laws of Bermuda. The parties to this agreement hereby irrevocably agree that the courts of Bermuda shall have non-exclusive jurisdiction in respect of any dispute, suit, action, arbitration or proceedings (“Proceedings”) which may arise out of or in connection with this agreement and waive any objection to Proceedings in the courts of Bermuda on the grounds of venue or on the basis that the Proceedings have been brought in an inconvenient forum.

IN WITNESS WHEREOF, the undersigned, intending to be bound hereby, have duly executed this agreement on the date first written above.

SIGNED for and on behalf of
TV BIDCO B.V.	)
in the presence of	)	__________________________________
	)	Name:
Title:
Witness: ________________________

SIGNED for and on behalf of
TV BERMUDA LTD.	)
in the presence of	)	__________________________________
	)	Name:
Title:
Witness: ________________________

SIGNED for and on behalf of
CENTRAL EUROPEAN MEDIA	)
ENTERPRISES LTD.	)
in the presence of	)	__________________________________
	)	Name:
Title:
Witness: ________________________